As confidentially submitted with the Securities and Exchange Commission on September 19, 2025
This draft registration statement has not been filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BDF Holding Corp.
(Exact name of registrant as specified in its charter)

Delaware	5712	46-4501905
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
434 Tolland Turnpike
Manchester, CT 06042
(860) 474-1200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William G. Barton
Chief Executive Officer and President
BDF Holding Corp.
434 Tolland Turnpike
Manchester, CT 06042
(860) 474-1200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig E. Marcus Rachel D. Phillips Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000	Marc D. Jaffe Adam J. Gelardi Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Smaller reporting company	☐
Accelerated filer	☐	Emerging growth company	☐
Non-accelerated filer	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED                           ,
PRELIMINARY PROSPECTUS
          shares
BDF Holding Corp.
Common Stock
This is the initial public offering of our common stock. We are offering                   shares of our common stock. We currently expect the initial public offering price to be between $                  and $                  per share of common stock.
We have granted the underwriters an option to purchase up to                   additional shares of our common stock within 30 days of the date of this prospectus.
Investing in our common stock involves risk. See “Risk Factors” beginning on page 19 to read about factors that you should consider before deciding to invest in shares of our common stock.
Immediately after the completion of this offering, investment funds advised by Bain Capital and its affiliates (“Bain Capital”) will beneficially own approximately             % of our outstanding common stock (or approximately                 % of our outstanding common stock if the underwriters’ option to purchase additional shares from us is exercised in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of                  . See “Management—Controlled Company.”
Prior to this offering, there has been no public market for shares of our common stock. We have applied to list our common stock on                   under the symbol “                 .”

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us before expenses	$	$
__________________
(1)We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting” for additional information regarding underwriting compensation.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of common stock to investors on or about                 , .
*in alphabetical order

J.P. Morgan*	Morgan Stanley*
RBC Capital Markets	UBS Investment Bank
Prospectus dated                     ,

EXPLANATORY NOTE
Pursuant to guidance from the United States Securities and Exchange Commission, we are omitting our unaudited condensed consolidated financial statements as of June 29, 2025 and for the six-month periods ended June 29, 2025 and June 30, 2024 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time it is filed publicly. We intend to amend this registration statement to include all financial information required by Regulation S-X in the first public filing of our registration statement.

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither we nor the underwriters have authorized anyone to provide you with different information, and neither we nor the underwriters take responsibility for any other information others may give you. Neither we, nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.
For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.
(i)

ABOUT THIS PROSPECTUS
You should rely only on the information included elsewhere in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that included elsewhere in this prospectus or in any free writing prospectus prepared by or on behalf of us that we have referred to you. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted.
No action is being taken in any jurisdiction outside the United States to permit a public offering of shares of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.
Industry and Market Data
Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from third-party sources, including independent industry analysts, publications and other independent sources, such as Euromonitor International Limited (“Euromonitor”). Some data and other information contained in this prospectus are also based on our own estimates, research and surveys. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within this industry. While we believe the information presented in this prospectus is generally reliable, we have not independently verified any third-party information, and our research and estimates have not been verified by any independent source. These and other factors could cause our future performance to differ materially from our assumptions and estimates. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. Neither we nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus. In addition, forecasts, assumptions, expectations, beliefs, estimates and projections involve risk and uncertainties and are subject to change based on various factors, including those described under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”
Trademarks and Service Marks
This prospectus includes our trademarks and service marks (collectively, “marks”) such as Bob’s Discount Furniture and the Bob’s Discount Furniture logo, which are protected under applicable intellectual property laws and are our property or the property of our subsidiaries. This prospectus may also contain trademarks or service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks or service marks to imply a relationship with any other companies, or endorsement or sponsorship of us by any other companies or of any other companies by us. Solely for convenience, the trademarks and service marks referred to in this prospectus are listed without the ®, ℠ or ™ symbols, but such trademarks or service marks may be subject to registration or otherwise protected under applicable intellectual property laws. Any trademarks and service marks included herein are incorporated for illustrative or informational purposes only.
Key Performance Indicators and Non-GAAP Financial Measures
This prospectus contains a number of “non-GAAP financial measures” used by management including Adjusted Net Income and Adjusted EBITDA. These are financial measures that are not calculated or presented in accordance with generally accepted accounting principles in the United States (“GAAP”). For more information about how we use these non-GAAP financial measures in our business, the limitations of these measures, and a reconciliation of these measures to the most directly comparable GAAP measures, please see the sections titled “Summary Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures.”
(ii)

We use these non-GAAP financial measures and key performance indicators (“KPIs”) to supplement financial information presented in accordance with GAAP. We believe that excluding certain items from our GAAP results allows management to better understand our financial performance from period to period. Moreover, we believe these non-GAAP financial measures and KPIs provide our stakeholders with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period-to-period comparisons. Adjusted Net Income, Adjusted EBITDA, comparable sales growth, number of new stores and number of stores should not be considered as alternatives to net income or loss, income or loss from operations, or any other performance measure in accordance with GAAP, or as an alternative to cash provided by operating activities as a measure of our liquidity. There are limitations to the use of the non-GAAP financial measures and KPIs presented in this prospectus. For example, our non-GAAP financial measures may not be comparable to similarly titled measures of other companies, including companies in our industry. For a reconciliation of our non-GAAP financial measures to their most directly comparable GAAP financial measures, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures.”
Basis of Presentation
The Company reports on a 52- or 53-week fiscal year comprised of 13- or 14-week fourth quarters, with each fiscal year ending on the Sunday closest to December 31. The fiscal years ended December 29, 2024, December 31, 2023 and January 1, 2023, are 52-week fiscal years with 13-week fourth quarters.
References in this prospectus to “fiscal year 2024” refer to the fiscal year ending December 29, 2024, “fiscal year 2023” refer to the fiscal year ending December 31, 2023 and “fiscal year 2022” refer to the fiscal year ending January 1, 2023.
Certain Definitions
Unless the context requires otherwise, references in this prospectus to:
•“AUVs” means average unit volumes, a measure of average sales per store, which is calculated by dividing the total sales across all stores by the total number of stores, and which includes stores opened for at least the last 12 months and excludes sales made through our outlets;
•the “Company,” “Bob’s,” “Bob’s Discount Furniture,” “we,” “us” and “our” refer to BDF Holding Corp. and its consolidated subsidiaries;
•“Comparable sales growth” means our KPI that measures performance during the current reporting period against the performance of the comparable store sales and eCommerce sales in the corresponding period of the previous year. Comparable store sales consist of net revenues from our stores beginning on the first day of the 14th full fiscal month following the store’s opening, which is when we believe comparability is achieved. eCommerce sales consist of net revenues from online purchases during the current reporting period;
•“Number of new stores” means our KPI reflecting the number of stores opened during a particular reporting period;
•“Number of stores” means our KPI that reflects the number of stores as of a particular date;
•“SKU” means stock keeping unit, a unique identifier for each distinct product offered for sale by the Company;
•“YoY” means year-over-year change of the applicable metric as compared to the metric at the same time in the prior fiscal year; and
•“YTD 2025” means the year-to-date period ended September 10, 2025.
(iii)

Prospectus Summary
This summary highlights selected information contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes, before deciding to buy shares of our common stock. Unless the context requires otherwise, references in this prospectus to the “Company,” “Bob’s,” “Bob’s Discount Furniture,” “we,” “us” and “our” refer to BDF Holding Corp. and its consolidated subsidiaries.
THE BOB’S WAY
“The Bob’s Way” embodies our brand and culture. It’s our unwavering commitment to honesty, integrity, transparency and fun in every aspect of our business – an ethos that has remained unchanged for more than 30 years and continues to be our North Star as we help our customers turn the places they live into the homes they love.
Our Ambition
To become America’s leading omnichannel retailer of quality, stylish furniture at everyday low prices
Our Belief
We can help everyone turn the place they live into the home they love
Our Promise
We deliver value without compromise
Our Company
Bob’s Discount Furniture is a rapidly growing, nationally proven omnichannel retailer of value home furnishings with 198 showrooms as of June 29, 2025 across 26 U.S. states. Since our founding in 1991, we have built our ethos as a trusted and reliable brand offering superior value and service, without compromising on quality or style. Our business model is anchored in delivering furniture at “Everyday Low Prices,” which we estimate results in our prices being on average approximately 10% below our value-oriented furniture competitors’ lowest promoted prices, which we estimate is equivalent to approximately 20-25% below their listed prices. At the heart of Bob’s success is not just the value of our furniture, but the team members who bring our promise to life every day. From showroom to living room, it’s our people who make Bob’s feel like home.
Our value proposition is made possible by our curated merchandising strategy, longstanding sourcing relationships and efficient supply chain. Our merchants target an assortment of products that is narrow and deep, which allows us to drive innovation and cost efficiency. Based on internal estimates, we believe our SKU counts are approximately one-third narrower than our value-oriented furniture competitors. Products are also tailored based on proven market trends and customer demand. Our “Good, Better, Best” assortment strategy ensures we offer customers value at every price point, driving an average order value of approximately $1,400 per transaction, excluding sales at our outlets. Our go-to-market strategy emphasizes a convenient and fun shopping experience, integrated with our online platform and supported by our trained, tech-enabled guest experience specialists. We target our showrooms to average approximately 32,000 square feet and have generated consistently strong store-level financial returns across vintages, geographic regions and population densities.
Our efficient fulfillment process ensures most purchases have the ability to be delivered in as few as three days, rather than weeks, providing customers with a swift and reliable shopping journey. Speed and consistency of customer deliveries are enabled by our vertically integrated logistics network, anchored by five strategically located distribution centers and additional third-party regional depots. Disciplined inventory management ensures product availability matches customer demand and delivery preference, with approximately 86% of orders in YTD 2025 in-stock and ready to be delivered in as few as three days from the time of purchase. Our expeditious delivery timeline and overall convenience are key elements of our value proposition and we believe greatly enhance our overall customer experience.
Over the past decade, we have made substantial investments in our omnichannel capabilities, enabling a seamless shopping experience across digital and physical platforms. Customers can shop online, in-store, over the phone and via our mobile app, with unified shopping cart functionality and consistent service quality. Approximately 75% of Bob’s customers engaged with us across multiple channels in the first half of fiscal year 2025, reflecting the strength of our integrated platform. To deliver this seamless customer experience, we leverage a highly integrated operating system that draws on the same inventory, pricing and logistics network whether our customers buy in-store or online. We believe our momentum, combined with our scale, enjoyable showroom and omnichannel journey, favorably positions us to grow profitably and continue to increase market share.
We believe there remains significant opportunity to expand our store base in both existing markets and new geographies. Our growth strategy is fueled by significant and proven whitespace potential, a disciplined market entry playbook and attractive unit economics, with new stores historically generating rapid payback periods and 80+% cash-on-cash returns. Our growth is guided by a disciplined playbook that informs what markets to enter and how to enter them. We focus our expansion on areas with strong furniture demand, particularly where there are existing furniture stores, to optimize capture of qualified customers in the market. Our brand and business model has resonated across market sizes and with a diverse range of customers. As our brand awareness grows in new and existing markets, our demand increases, which in turn allows us to invest even more heavily in customer awareness and thus continually drive stronger store performance. With a proven name, a loyal customer base and a business model designed to generate high returns on capital, we believe that we are well-positioned to expand our store base to more than 500 stores in our existing format by 2035, as described in more detail below.
Map reflects data as of June 29, 2025; Revenue data for fiscal year 2024

Our belief that everyone deserves a home they love is reflected in how we operate daily and the appreciation we have for our people and communities. From our in-store guest experience specialists who create a no-pressure, no-gimmicks shopping experience, to our distribution and logistics teams who enable fast, reliable fulfillment, Bob’s is built on the dedication of more than 5,800 team members nationwide, as of September 10, 2025. By investing in training, promoting collaboration and rewarding accountability, we foster a culture that creates long-term loyalty to Bob’s, exemplified by an attractive average tenure of approximately seven years for our store managers. Our unique marketing, in-store experience and community engagement all focus on a friendly and relatable work environment that we believe makes working at Bob’s less intimidating and more enjoyable.
Bob’s has a foundational commitment to supporting our communities. Our complimentary in-store cafés are home to our “Café Collections for a Cause” initiative where Bob’s will match every customer dollar donated to a featured charity, up to $75,000. In addition, as part of every new store opening, we donate to a local nonprofit organization and school during the store’s ribbon cutting ceremony. Investing in our communities is deeply integrated into who we are.
Recent Financial Performance
Our strong financial performance reflects the strength of our brand strategy and is highlighted by having:
•Increased store base by 10.5% from 171 units as of December 31, 2023 to 189 units as of December 29, 2024
•Increased net revenue by 1.0% from $2,008 million in fiscal year 2023 to $2,028 million in fiscal year 2024
•Improved net income by 12.6% from $78 million in fiscal year 2023 to $88 million in fiscal year 2024
•Adjusted EBITDA of $195 million in fiscal year 2023 compared to $194 million in fiscal year 2024, representing a decrease of 0.5%
See “Summary Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures” for additional information regarding our financial performance and non-GAAP financial measures, together with a reconciliation of non-GAAP financial measures to their most directly comparable GAAP measures.
Our focus on value positions us well within the expansive and fragmented $182 billion U.S. home furnishings industry (excluding barbecues) in 2024, as defined by Euromonitor, allowing us to capture significant share by appealing to customers seeking quality, style and affordability. Bob’s has grown faster than the home furnishings industry (excluding barbecues) in each of the last 14 fiscal years, with the exception of fiscal year 2023, based on Euromonitor data. Since fiscal year 2010, Bob’s has grown at a compound annual growth rate (“CAGR”) of approximately 9%, which is over 680bps faster than the home furnishings industry (excluding barbecues), which grew at a CAGR of approximately 3% during the same period, based on Euromonitor data. This sustained outperformance underscores our ability to effectively navigate market and macroeconomic dynamics, capitalize on customer demand, and take share.
The home furnishings industry is sensitive to interest rates and housing activity. In 2020 and 2021, the COVID-19 pandemic served as a tailwind to the home furnishings industry, which drove a surge in demand as consumers adapted to a “stay-at-home” lifestyle. This resulted in market-wide pull forward, which led to a subsequent slowdown in the industry in the following years that was further exacerbated by increased interest rates and inflation. Bob’s has emerged stronger following this cycle and continues to show resilience and outperformance compared to the home furnishings industry. For example, in fiscal year 2024 Bob’s revenue growth surpassed the home furnishings industry (excluding barbecues) by over 700bps on a YoY basis, and we plan to continue to build on that momentum through fiscal year 2025. As interest rates and inflation normalize, housing turnover and new residential construction are expected to accelerate, creating a favorable demand backdrop. Bob’s has proven its ability to outperform industry benchmarks even through recent headwinds, underscoring the durability of our model and positioning us to capture incremental upside as conditions improve.
Reflects data as of June 29, 2025
“OH MY BOB!” - KEY DRIVERS OF OUR SUSTAINED SUCCESS
We believe the following strengths differentiate us from our competitors:
A Proven, Scaled Brand Delivering Value Without Compromise
Bob’s is rapidly becoming Where America Shops for Furniture™ by consistently delivering unparalleled customer experiences at every stage of the furniture purchasing journey. Customers know they can count on Bob’s for quality, stylish furniture at everyday low prices. Consistently delivering on that promise has made Bob’s a trusted name in homes across the country. Our store experience customer satisfaction rating is 90%+, based on our internal customer survey data, which reflects the loyalty we’ve built over nearly thirty-five years.
The Bob’s brand comes to life in every part of our business. From breakthrough and memorable marketing campaigns like Oh My Bob!, Dare to Compare and an industry first reality series Till Décor Do Us Part, to the complimentary snacks in our in-store café, every aspect of the shopping experience is designed to be differentiated and customer-centric. We believe our fun and authentic brand image, compelling value and best-in-class, low-pressure service resonate with our customers and define Bob’s as a unique and comfortable destination for furniture shopping.
Our dedicated team members deliver un-rivaled service “The Bob’s Way”. Our people-first approach builds customer trust and fuels our growth. Between our customer-centric service, tech-enabled omnichannel experience, and our trusted brand, we believe that we continue to resonate with customers on a national scale.
Highly Differentiated Merchandising, Sourcing and Logistics Infrastructure
Bob’s has established a sophisticated and highly differentiated product, pricing, sourcing and supply chain strategy that drives our go-to-market strategy.

Product
Our merchandising philosophy is to consistently deliver stylish, high-quality furniture at unbeatable value, with everyday low prices customers can trust. We have developed a curated product offering by gaining a deep understanding of customer needs and preferences which enables us to be a follower of new and emerging trends. Our streamlined assortment appeals to a broad range of customers by featuring timeless classics, innovative designs and tech-enabled alternatives that adapt to evolving customer tastes. Our product architecture of “Good, Better, Best” provides a clear framework for delivering maximum value to a diverse customer base. The “Good” value tier provides a reliable foundation of essential and durable products, while our “Better” tier introduces additional functional capabilities, upgraded materials and styles. Our “Best” product tier integrates premium materials, craftsmanship and quality with elevated designer inspired style. We have a focused merchandising strategy built around a narrow and deep SKU model that we estimate is approximately one-third narrower than our value-oriented furniture competitors. This model allows us to concentrate purchasing volume on high-velocity items, negotiate aggressive pricing and reduce our inventory risk.
For illustrative purposes; prices and assortment are illustrative as of June 29, 2025
Pricing
Bob’s offers a differentiated customer proposition rooted in delivering value without compromise. Our sophisticated pricing strategies underpin our everyday low price model, enabling us to offer prices which we estimate are on average approximately 10% below our value-oriented furniture competitors’ lowest promoted prices, which we estimate is equivalent to approximately 20-25% below their listed prices. We do not rely on promotions or sales gimmicks. Instead, we offer transparency and trust – elements that resonate with today’s value-conscious consumer. As customers ascend our “Good, Better, Best” product architecture, we believe that our relative value increases, enhanced by everyday low price bundle and save offerings particularly in bedroom categories to increase units per transaction. Incremental enhancements in quality, features, functionality and style are strategically priced to deliver superior customer value across the full spectrum of price points.
Sourcing
Our value leadership is driven by buying power, a streamlined assortment of products, and strategic vendor relationships extending in some cases nearly 15 years. Our everyday low price model ensures consistent, year-round order volume for suppliers, enabling them to maintain steady production and improve their efficiency. We believe that the combination of scale and consistency positions us as the first partner of choice for our suppliers. We leverage this advantage, along with long-standing strategic relationships, to drive cost optimization, innovation, and speed-to-market. Our flexible sourcing strategy enabled us to move all key production out of China by the end of fiscal year 2024, mitigating known tariff risk, while preserving the ability to pivot as circumstances evolve. Today, our primary sourcing markets are Vietnam and the United States, representing approximately 65% and 25% of our product cost volume, respectively as of September 10, 2025, with smaller sourcing markets in Thailand, Malaysia and Cambodia. This unique blend of scale, consistency, strategy, and relationship management allows us to remain nimble and responsive to changes in the macro landscape.
Supply Chain
We believe swift and reliable delivery service complements our customer shopping experience. We are not satisfied until every customer sees their furniture at home exactly as they experienced it in our showroom. Recognizing customer sensitivity to product availability, we target and have maintained an in-stock rate of approximately 86% in YTD 2025, which allows guest experience specialists to offer prompt and reliable delivery in as few as three days. Our BOBtastic delivery options offer a range of services tailored to meet our customers’ needs, from white glove delivery to quick pickup.
We manage the distribution and delivery of our products through our five distribution centers and 44 third-party delivery depots as of June 29, 2025, located strategically in markets throughout the United States. These systems allow our customers to have most products delivered to them in as few as three days, rather than weeks, as well as schedule delivery around their availability and preference; during fiscal year 2024, 55% of orders were delivered to customers in seven days or less and 76% of our orders were delivered in two weeks or less. Our consistent store and delivery customer satisfaction ratings reflect the seamless customer experience from showroom to living room.
Broad Customer Appeal
We have scaled successfully across markets around the country, including urban, suburban and secondary trade areas, and appeal to a diverse customer base. Our offerings cater to both budget-conscious families as well as higher-income households seeking furniture at a great value. This approach allows us to serve our customers across all purchasing occasions, including important life milestones.
In fiscal year 2024, approximately 46% of our customers had household incomes over $100,000, and approximately 27% earned above $150,000. Our appeal spans generations, with customers aged 30-44 representing approximately 30% of our total fiscal year 2024 customer base, 45-59 at approximately 32%, and 60+ at approximately 30%. This wide appeal reflects the strength of our value proposition and supports our geographic and digital expansion.
Omnichannel Platform Driving End-to-End Customer Engagement
At Bob’s, we are committed to delivering a seamless shopping journey across all touchpoints (showrooms, phone, online, webchat), ensuring our customers can access our quality furniture wherever and however they prefer. Our strategy is built on a channel-neutral philosophy, operating as one highly integrated backend system across inventory management, pricing, fulfillment, merchandising and supply chain logistics. Our technology structure is similarly integrated across our platform enabling us to utilize advanced data analytics and technology to connect with customers across our various channels during the course of a highly considered purchase cycle.
Differentiated In-Store Experience
We greet each of our guests with the phrase “Welcome to Bob’s, would you like to look around?” We believe this is the beginning of a welcoming, hassle-free shopping experience with no gimmicks, reflecting our core promise of value without compromise. Our stores are designed to be engaging and helpful, with layouts that group comparable products and feature visual displays to enable discovery. Bob’s low-pressure sales environment encourages customers to browse freely and comfortably, creating a relaxed and fulfilling shopping experience, particularly when compared to a more traditional furniture buying experience led by high-pressure sales associates. We believe that our showrooms serve as a powerful catalyst for accelerating brand awareness and deepening customer engagement and loyalty.
Our guest experience specialists are knowledgeable, friendly and equipped with personal tablets, leading to efficient service and driving conversion. The tablets enable real-time product recommendations, stock visibility and allow our team members to offer a broad range of Bob’s comprehensive selection, including various styles, colorways and add-ons. Every store includes a café with fun, complimentary amenities that enhance the retail adventure and reinforce our brand’s approachable and customer-first ethos. While approximately 75% of our customers engaged with us through multiple channels in the first half of fiscal year 2025, approximately 86% of our revenue was converted in-store, showcasing the effectiveness of our showroom strategy.
Online Platform
Our eCommerce channel represented approximately 14% of total net revenue in fiscal year 2024. Our website, mybobs.com, complements our stores by offering customers convenient access to our full product lineup and generates incremental traffic to our physical locations. Enhanced by AI-driven search tools, product recommendation algorithms, virtual visualization capabilities and an AI chatbot, our online presence allows customers to research, explore and purchase with confidence. Our OmniCart technology creates a seamless experience across channels, enabling customers to build and transfer shopping carts between online and in-store touchpoints. This system provides customers with flexibility to begin their journey digitally while transacting in person, or vice versa, designed to ensure a consistent, frictionless experience across platforms. Together, our store and eCommerce platforms form a cohesive, tech-enabled ecosystem.
Attractive Unit Economics with Proven Portability Across Markets
Our ability to successfully enter, and prosper in, a wide variety of markets is a testament to the strength of our business model and strategic execution. As of June 29, 2025, we operated 198 showrooms across 26 states, delivering strong unit economics in both legacy markets and the regions into which we have more recently expanded. Mature regions such as New England and New York, first established in 1992 and 1997, have demonstrated AUVs of approximately $14 million. Our top five New England and New York stores have generated AUVs of approximately $20 million and approximately $22 million, respectively, for the 12 months ended June 29, 2025. Our newer stores continue to show strong progress, with recent cohorts either already exceeding or near our current AUV target in less than two years.
LTM AUV calculated for the 12-month period ended June 29, 2025; Average age of stores calculated as of June 29, 2025; Excludes outlet sales, closed stores and stores opened after June 29, 2024
Our development strategy involves an ongoing assessment of whitespace growth potential and extensive analysis of factors such as real estate availability, competitive market dynamics, zone pricing and return on investment (“ROI”) targets. Our robust, cross-functional development process ensures that each new market entry and store opening is thoughtfully planned and highly customized to best serve local customer needs. By maintaining a disciplined approach to expansion and leveraging our proven market entry strategies, we believe that we are well-positioned to continue our successful growth trajectory across new and existing markets. As we continue to expand, we remain committed to delivering the best-in-class experience that our customers have come to expect from Bob’s.
Experienced and Dedicated Team Enabling The Bob’s Way
The heart of our organization is our people, who form the foundation of our success. Our management team has cultivated a motivated, people-first culture of approximately 5,800 employees, as of September 10, 2025, committed to delivering outstanding customer experiences The Bob’s Way. Our company culture is an integral part of our strategy, and we have had great success developing inspiring leaders, rewarding top performers and maintaining best-in-class employee satisfaction amongst our retail peers. Our commitment to our team is best exemplified by an attractive average tenure of approximately seven years for our store managers, with 81% of open store manager roles filled in fiscal year 2024 by internal promotions. Our focus on leadership development ensures opportunities for our next generation of managers as well as cohesion and continuity of Bob’s values. This enduring loyalty has enabled us to build lasting relationships with customers and foster an environment that empowers team members to excel.

We believe that our company culture is a key competitive advantage and a strong contributor to our success, and we have prioritized maintaining our culture as we scale. Bob’s measures employee engagement as a key driver of employee loyalty, belief in Bob’s mission, and employee job satisfaction. Employee engagement has steadily increased since we first began measuring it in 2022.
Bob’s is guided by a highly skilled and driven executive leadership team, whose acumen and industry knowledge have been essential in shaping our brand, advancing our company’s progress, and ensuring our adaptability to market dynamics. Empowered by a legacy of collaborative innovation and relentless pursuit of excellence, our company’s noteworthy achievements have garnered widespread recognition. Important accolades include:
•July 2025: Recognized on Newsweek List of America’s Best Retailers 2025
•April 2025: Named one of America’s Most Trustworthy Companies
•January 2025: Recognized by Forbes for Best Customer Service for 2nd consecutive year
•December 2023: Awarded Furniture Industry Leadership by Furniture Today
OUR GROWTH STRATEGIES
We believe we have a clear opportunity to drive sustainable growth and profitability by executing on the following strategies:
Grow Store Base Across New and Existing Markets
We believe that our compelling value proposition and the success of our stores across a broad range of geographic regions, population densities and demographic groups creates a significant opportunity to profitably increase our store base. Bob’s unit expansion story is underpinned by a strategic, data-driven playbook. With a 12 to 18 month opening cycle, we have institutionalized a development process that balances speed with disciplined ROI evaluation and has powered our expansion across 26 states. Each store opening is supported by rigorous site selection, merchandising alignment and operational planning, creating a repeatable development process that has delivered consistent returns. We believe there is a clear and actionable path to more than 500 stores in our existing format nationwide by 2035, representing 2.5 times our current store base.
Our new store expansion model is guided by a disciplined opportunity assessment that prioritizes market-level profitability, supply-chain-enabled contiguous expansion, brand awareness, competitive positioning, pricing advantages and regional relationships. We target AUVs of approximately $9 million and cash-on-cash returns exceeding 80% within five years for our new store formats with a payback period of approximately two years. We leverage broad data analytics, on-the-ground insights and hindsight learnings from our nearly 35-year history to inform future strategic decisions and ensure success. We expect to balance expansion in new markets with high-density growth in existing markets, creating a durable and diversified path to increasing our national scale.
Grow Stores In Existing Markets
Our long-standing legacy markets in the Northeast, including New York, demonstrate the strength of our brand and the benefits of scale. In our existing markets, Bob’s growing store density has continued to unlock meaningful cost and operational advantages driven by efficiencies in marketing and brand recognition and streamlined supply chains. Our in-fill strategy is highly contiguous, densifying existing and adjacent markets to enhance existing store-level economics and provide a runway for sustainable growth.
As an example of our growth in existing markets, we have grown Philadelphia from four units in fiscal year 2014 to 13 units as of June 29, 2025. Over the same period, we have expanded our aided brand awareness in the Philadelphia market significantly to upwards of 78% and our profitability metrics have more than doubled.

Grow Stores In New Markets
We have achieved success and demonstrated portability across geographic regions. Our momentum gives us confidence that we can continue expanding beyond newly opened and existing markets. For example, we successfully expanded into the Midwest region in fiscal year 2016 and the West Coast in fiscal year 2018, and more recently the Southeast region through our North Carolina openings in fiscal year 2025. We believe that our regional expansion demonstrates the broad resonance of our model and value proposition. In each new market, brand awareness has scaled quickly, reinforcing our confidence in our ability to replicate our success and drive efficiencies in advertising, supply chain and fixed costs. Each new store opening is followed by extensive testing and hindsight analysis, allowing us to refine our expansion and marketing playbooks and learn from every experience.
As an example of our new market expansion success, we entered Los Angeles in fiscal year 2018 with six units and an aided brand awareness of 24%, based on a third-party data collection provider. We currently have 17 units in Los Angeles and have more than doubled our aided brand awareness and revenue. Our profitability metrics in Los Angeles have expanded to our mature store average. As we continue to infill stores in Los Angeles, we expect to continue to gain market share and drive further cost efficiencies.
Drive Comparable Sales
We have a broad array of foundational and newly created initiatives that we believe will continue to increase our comparable sales by strengthening brand awareness, increasing conversion, optimizing our regionalized zone pricing and product assortment, and further deepening our relationship with our customers by leveraging technology.
Strengthen Brand Awareness
Our aided brand awareness in our top 10 designated market areas averaged approximately 71% in fiscal year 2024 whereas our national aided brand awareness was approximately 45%. We believe this speaks to the large opportunity in continuing to reach customers with our unique value proposition. Bob’s aided brand awareness has more than doubled since fiscal year 2018, supported by enhanced marketing capabilities and a differentiated value proposition that resonates with a diverse customer base. According to our internal metrics, our brand scores have improved materially across key metrics since fiscal year 2018: +112% in consideration, +178% in reputation, and +77% in brand buzz.
We use a variety of marketing channels and tactics to reach our customers. Bob’s is well-known for our fun, whimsical advertising that features “Little Bob”, intended to create a memorable and lighthearted presence, moving away from the serious, high-end image of traditional furniture stores. Our “out-of-the-box” approach to unique campaigns infuses a playful element of surprise and humor, helping us to more authentically connect with our target audience. Our distinctive brand personality comes alive through high-impact television and digital campaigns, such as:
•Viral social media and advertising initiatives that generated 2.9 billion impressions in the second quarter of fiscal year 2025
•Our classic Oh My Bob! campaign in fiscal year 2024 highlighting the value appeal of our products in the memorable and fun Bob’s tone generated over 70 million views during the Spring 2025 campaign
•Our industry-first social reality series in fiscal year 2025, Till Décor Do Us Part, resulting in highly positive sentiment that generated 79 million views, 132 million impressions and 15% higher click through rate since launch in July 2025
•Strategic collaborations with local influencers and brands, including a Bob’s branded NASCAR vehicle as we entered North Carolina, which significantly enhanced market aided brand awareness by 64% since the beginning of fiscal year 2024 and garnered 250 million media impressions during the period beginning May 12, 2025 to August 31, 2025
Little Bob is the brand’s fun-loving and memorable “spokes-puppet.” He appears in much of our advertising to elevate attribution and recall. Originally conceived as founder Bob Kaufman’s avatar, Little Bob has evolved over the years to embody many of the fun and wholesome attributes of the brand.

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Our marketing initiatives help boost brand awareness and drive customer traffic to our showrooms and website, which we believe in turn serves as a powerful catalyst for deepening customer engagement and loyalty.

Increase Conversion
We are constantly refining and optimizing our operations to increase conversion. We leverage real-time data and past learnings to turn tactics into a cohesive, consistent and sustainable plan across our national retail experience, talent management, and technical capabilities. We track a number of operational KPIs that highly correlate with revenue growth, including close rate by associate, OmniCart attachment rate, schedule effectiveness and training milestones. Our in-store technology platform enables retail leadership teams and store-level managers to track our operational KPIs through real-time dashboards, which enable nimble reallocation of resources and assessment of under and overperformance.
We empower regional leaders and invest in guest experience specialists. We have a robust talent pipeline that is further enhanced by continuous employee learning and development programs, fair compensation and incentives, and great store management teams. Our store associate training leverages conversion KPIs and individual performance rankings to enhance insights, coach more effectively and elevate overall team performance. Guest experience specialists offer personalized clienteling, so that each customer feels valued and understood. Our hiring and training excellence has assisted us in consistently increasing store conversion year after year.
Our showrooms are designed to deepen customer engagement through easy-to-navigate store layouts, seasonal floor resets, and café amenities, making furniture shopping enjoyable and hassle-free, which we believe in turn increases conversion. Our in-store technology enables guest experience specialists to leverage real-time stock, delivery and financing information, supported by digital shopping carts that flow seamlessly from the showroom to online, and vice versa. As we build out our technological capabilities further, we expect to generate greater process efficiencies and increase sales conversion.
Optimize Zone Pricing And Regional Assortment
Bob’s value proposition and product architecture allows us to provide a product for the vast majority of customers. We believe that our product architecture is a unique competitive advantage and we have an opportunity to further expand that strength through sophisticated zone pricing and clustered assortment capabilities.
Our everyday low price promise is supported by a sophisticated pricing strategy. Our zone pricing capabilities, which began in the fourth quarter of fiscal year 2023, are designed to help us align with local demand and purchasing power, while also enabling us to consistently offer products priced below our competitors. We track national, regional and local competitors on pricing across product categories to maintain our leading value proposition. By further strategically adjusting price points based on regional economic conditions and customer behavior, we seek to optimize our profitability while maintaining our commitment to delivering value without compromise.
Our approach to product assortment utilizes data-driven insights from real-time sales to help us better manage inventory. Our assortment “newness” is a key growth lever. By integrating new products, representing approximately 15% to 30% of our showroom product offering each year, we seek to continue to drive repeat purchase demand and brand relevance. While a majority of our products are consistent across all stores, in the first quarter of fiscal year 2024, we began to test targeted and limited localized product assortments tailored to the specific preferences and tastes of certain markets. We are pleased with initial customer responses, which builds our confidence in a broader identification and rollout of clustered opportunities. For example, we cater to our Manhattan customers by focusing on small space living furniture and exclude large sectional pieces that are not ideal for city apartments. Aligning closely with local customer preferences allows us to increase AOV and more efficiently leverage supply chain efficiencies, driving margin accretion.
Deepen Customer Relationships Through Technology
Bob’s is designed to meet customers wherever they choose to engage. Our upgraded website, refreshed in 2023, enables fast and easy shopping with intuitive post-order self-service. Digital investments have enabled real-time cart continuity (OmniCart), AI-driven search, and virtual product visualization. Our BobSquad virtual sales team and BobBot post-order chatbot support high engagement and seamless handoff across eCommerce channels.

Bob’s leverages customer data in a variety of ways to ensure strategic, cross-functional decisions and to drive interest, conversion, and loyalty. Through our enriched customer database, we conduct in-depth analyses on our customer composition and behavior to draw valuable insights. These insights support decisions and assist in project prioritization, such as identifying marketing opportunities, capitalizing on merchandising trends and informing real estate analysis and planning. In addition, we leverage our customer data as part of our audience strategy and customer relationship management functions. For example, we develop lookalike modeling for paid media targeting and leverage our existing customer base to drive retention through email, SMS and direct mail marketing which we believe drives meaningful traffic and conversion.
Leverage Scale to Expand Margins and Drive Efficiency
We are making focused investments to efficiently drive top-line growth and margin expansion. Our margin expansion opportunities include expanding product cost margins, increasing marketing efficiencies, achieving supply chain optimization and leveraging fixed costs.
Strategic Sourcing
We continue to deliver strong and expanding product cost margins, underpinned by our operational discipline and deep vendor relationships. As we continue to scale and expand our sourcing relationships with vendors, we anticipate merchandise margin improvements, reflective of better terms, volume-based efficiencies, and increased vendor demand for our business. As of June 29, 2025, we have pivoted our supply chain completely out of China to avoid prior tariff impacts on our margins. We remain nimble and plan to proactively address incremental tariff impacts to further support continued margin expansion.
Marketing Efficiencies
Our rising retail density across existing and new markets is amplifying our brand visibility. As we pivot more towards national advertising, we continue to unlock meaningful leverage from our marketing budget. Additionally, our AI-powered targeting has enabled more precise audience engagement and has driven an approximately 50%+ improvement in return on advertising spend since fiscal year 2019. Bob’s has proven that we take meaningful market share when we enter a new market given our unique value proposition which resonates with customers. As our overall brand awareness continues to scale, we believe we will continue to drive increased marketing efficiencies and lower our overall customer acquisition costs.
Supply Chain
As we continue to scale, we expect to be able to drive efficiencies across every aspect of our supply chain, including ensuring container availability, increased purchasing power with our freight vendors to reduce ocean shipping costs, reducing trucking and depots costs per order and in order to make furniture delivery to our customers more efficient. We plan to continue diversifying our supply chain network as we expand, allowing for improved utilization of our existing distribution centers and reducing overall costs.
Fixed Costs
Our existing infrastructure across field management and corporate overhead supports growth without linear cost escalation. Our corporate staff is structured to maintain effective oversight at its current level, and we believe that our model has the capacity to support future growth while simultaneously leveraging benefits from expanding scale. We anticipate gaining additional operational benefits as we continue to densify and grow our overall national penetration.
These elements provide a foundation for continued success and ongoing operating efficiencies as we scale. We will continue to make strategic investments in our infrastructure to improve operational efficiency and prepare for the next stage of our growth.

Summary of Risks Related to Our Business
An investment in our common stock involves a high degree of risk. Among these important risks are the following:
•We are subject to risks associated with our reliance on foreign manufacturing, suppliers and imports for our products.
•We face significant competition from national, regional and local retailers of home furnishings.
•If we fail to successfully anticipate or respond to changes in consumer preferences in a timely manner, our sales may decline.
•Our business, results of operations and financial condition may be adversely affected by global economic conditions and the effect of economic pressures and other business factors on discretionary consumer spending and consumer preferences.
•If we fail to successfully manage the challenges that our planned new store growth poses or encounter unexpected difficulties or higher costs during our expansion, our operating results and future growth opportunities could be adversely affected.
•Our business requires that we lease substantial amounts of space and there can be no assurance that we will be able to continue to lease space on terms as favorable as the leases negotiated in the past.
•We are dependent upon the ability of our third-party suppliers to meet our requirements; any failures by these producers, or the unavailability of suitable suppliers at reasonable prices or limitations on our ability to source from third-party vendors may negatively impact our ability to deliver quality products to our customers on a timely basis or result in higher costs or reduced net revenues.
•Any disruption in our distribution capabilities, supply chain or our related planning and control processes may adversely affect our business, financial condition and operating results.
•Failure to comply with data privacy and security laws and regulations could adversely affect our operating results and business.
•If our efforts to protect the privacy and security of information related to our customers, us, our employees, our associates, our suppliers and other third parties are not successful, we could become subject to litigation, investigations, liability and negative publicity that could significantly harm our reputation and relationships with our customers and adversely affect our business, financial condition, and operating results.
•Our intellectual property rights are valuable, and any failure to protect them could reduce the value of our products and brand and harm our business.
•Federal, state or local laws and regulations, or our failure to comply with such laws and regulations, could increase our expenses, restrict our ability to conduct our business and expose us to legal risks.
•Because Bain Capital owns a significant percentage of our common stock, it may control all major corporate decisions and its interests may conflict with your interests as an owner of our common stock and our interests.
•The other factors set forth under “Risk Factors.”
Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth in the section titled “Risk Factors.”

Corporate Information and Structure
BDF Holding Corp. was formed as a Delaware corporation on December 20, 2013 and is the issuer of our common stock offered by this prospectus. The Company does not conduct any operations other than with respect to its direct and indirect ownership of its subsidiaries, and the business operations of Bob’s are conducted primarily out of its indirect operating subsidiaries.
Our principal executive offices are located at 434 Tolland Turnpike, Manchester, CT 06042, and our telephone number at that location is (860) 474-1200. Our website address is www.mybobs.com. Our website and the information contained on our website do not constitute a part of this prospectus.
Our Principal Stockholder
Upon the closing of this offering, BCPE BDF Investor, LP, an investment fund advised by Bain Capital, will beneficially own approximately                     % of our common shares (or                  % if the underwriters exercise in full their over-allotment option). As a result, we will be a “controlled company” within the meaning of the applicable listing rules of                  . See “Risk Factors—Risks Related to Ownership of our Common Stock and this Offering—Following the consummation of this offering, we will be a “controlled company” within the meaning of the rules of                   and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements; you will not have the same protections afforded to stockholders of companies that are subject to all such requirements.”
Bain Capital
Founded in 1984, Bain Capital, L.P. is one of the world’s leading private investment firms, with approximately $185 billion in assets under management. Bain Capital, L.P. is committed to creating lasting impact for its investors, management teams, businesses, and the communities in which it operates. As a private partnership, Bain Capital, L.P. leads with conviction and a culture of collaboration—advantages that enable it to innovate investment approaches, unlock opportunities, and create exceptional outcomes. The firm’s global platform invests across five focus areas: Private Equity, Growth & Venture, Capital Solutions, Credit & Capital Markets, and Real Assets. In these focus areas, Bain Capital, L.P. brings deep sector expertise and wide-ranging capabilities to each of these areas, supported by more than 1,850 employees across 25 offices on four continents.
Since its founding, Bain Capital Private Equity has made over 400 investments in companies in a variety of industries around the world. The firm has a long and successful history of investing in consumer products, restaurants and retail businesses and has partnered with management teams to complete numerous initial public offerings in these sectors, including Virgin Australia, Canada Goose, Michaels, Burlington Holdings, Bright Horizons, BRP, Bloomin’ Brands, Dunkin’ Brands, and Dollarama.
Implications of being a Controlled Company
Immediately after the completion of this offering, investment funds advised by Bain Capital will own approximately                  % of our outstanding common stock (or approximately                  % of our outstanding common stock if the underwriters’ option to purchase additional shares from us is exercised in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of                  . Under the                  corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors and (iii) the requirement that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors. We may take advantage of certain of these exemptions, and, as a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the     corporate governance requirements. In the event that we cease to be a “controlled company,” we will be required to comply with these provisions within the transition periods specified in the                   corporate governance rules. See “Management—Controlled Company.”

The Offering

Common stock offered by us	shares.

Option to purchase additional shares	We have granted the underwriters an option to purchase up to additional shares of our common stock within 30 days of the date of this prospectus.

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds
We estimate that the net proceeds from the sale of shares of our common stock offered by us in this offering will be approximately $                  million, or approximately $                  million if the underwriters exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $                  per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering for general corporate purposes. See “Use of Proceeds.”

Dividend policy
We do not currently pay dividends and do not currently anticipate paying dividends on our common stock in the future. However, we expect to reevaluate our dividend policy on a regular basis following the offering and may, subject to compliance with the covenants contained in our credit facilities and other considerations, determine to pay dividends in the future. See “Dividend Policy.”

Risk factors
Investing in our common stock involves a high degree of risk. You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Controlled Company
Immediately after the completion of this offering, investment funds advised by Bain Capital will own approximately     % of our outstanding common stock (or approximately     % of our outstanding common stock if the underwriters’ option to purchase additional shares from us is exercised in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of                  . See “Management—Controlled Company.”

Proposed stock exchange symbol	“ ”
The number of shares of common stock to be outstanding after this offering is based on                   shares of common stock outstanding immediately prior to this offering, and excludes                   shares of common stock reserved for future issuance under our equity incentive plans.
Unless otherwise indicated, information presented in this prospectus gives effect to the following:
•an assumed initial public offering price of $                  per share, the midpoint of the price range set forth on the cover page of this prospectus;
•a             -for-     split of our common stock effected on                  ;
•the effectiveness of our second amended and restated certificate of incorporation and our second amended and restated bylaws, upon the closing of this offering; and
•no exercise by the underwriters of their option to purchase up to                   additional shares of our common stock in this offering.

Summary Historical Consolidated Financial Data
We present below our summary consolidated statements of operations and of cash flow data for the fiscal years ended December 29, 2024, December 31, 2023 and January 1, 2023, and our consolidated balance sheet data as of December 29, 2024. We have derived this information from our audited consolidated financial statements included elsewhere in this prospectus.
The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the summary consolidated financial and operating data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended
(in thousands, except share and per share amounts)	December 29, 2024	December 31, 2023	January 1, 2023
Net revenues	$2,028,143	$2,008,082	$2,105,508
Cost of sales	1,079,703	1,073,355	1,252,072
Gross profit	948,440	934,727	853,436
Operating expenses
Selling, general, and administrative	813,302	806,938	793,887
Pre-opening expenses	15,326	4,662	9,565
Loss on disposal of fixed assets	17	2,226	28
Impairment of long-lived assets	2,061	1,322	—
Restructuring charges	—	1,760	—
Total operating expenses	830,706	816,908	803,480
Operating income	117,734	117,819	49,956
Other (income) expense
Interest expense	10,538	19,872	24,343
Interest income	(2,450)	(1,006)	(638)
Other income, net	(3,778)	(3,665)	(8,488)
Total other expense, net	4,310	15,201	15,217
Income before taxes	113,424	102,618	34,739
Income tax expense	25,491	24,519	7,091
Net income	$87,933	$78,099	$27,648

Basic net income per share	$0.51	$0.46	$0.16
Diluted net income per share	$0.50	$0.44	$0.16

	Fiscal Year Ended
(in thousands)	December 29, 2024	December 31, 2023	January 1, 2023
Consolidated statement of cash flow data:
Net cash provided by operating activities	$161,154	$197,172	$51,993
Net cash used in investing activities	(78,224)	(22,773)	(49,733)
Net cash used in financing activities	(105,469)	(94,527)	(89,749)
Net (decrease) increase in cash and cash equivalents	$(22,539)	$79,872	$(87,489)

	December 29, 2024
(in thousands)	Actual	As Further Adjusted(1)(2)
Consolidated balance sheet data
Cash and cash equivalents	$80,558
Total assets	1,625,064
Total operating and financing lease liabilities, including current portion	691,097
Total stockholders’ equity	464,230

Key Performance Indicators and Non-GAAP Financial Measures(3)(4)	Fiscal Year Ended
(in thousands, except percentages and number of stores)	December 29, 2024	December 31, 2023	January 1, 2023
Adjusted net income	$90,754	$83,239	$23,803
Adjusted EBITDA	193,994	195,037	117,752
Comparable sales growth	(3.4)%	(7.4)%	0.4%
Number of new stores opened	19	7	14
Number of stores at period end	189	171	164
______________
(1)Adjusted to give effect to (i) the effectiveness of our second amended and restated certificate of incorporation and our second amended and restated bylaws, upon the closing of this offering and (ii) the issuance of shares of common stock by us in this offering and the receipt of approximately $                  million in net proceeds to us from the sale of such shares, assuming an initial public offering price of $                  per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our as further adjusted cash and cash equivalents, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, each of our as further adjusted cash and cash equivalents, total assets and total stockholders’ equity by approximately $ million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as further adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering.
(3)Adjusted net income and Adjusted EBITDA are non-GAAP financial measures. The reconciliations to the most comparable GAAP financial measures and a discussion of the rationale for the presentation of these items are provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures.”
(4)Our KPIs are discussed and defined in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Risk Factors
Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, including in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our audited consolidated financial statements and the related notes elsewhere in this prospectus, before making an investment decision. The risks and uncertainties set out below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition, results of operations, liquidity and stock price. If any of the following events occur, our business, financial condition, and operating results could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.
Risks Related to Our Business
We are subject to risks associated with our reliance on foreign manufacturing, suppliers and imports for our products.
We procure the majority of our products from suppliers located outside of the United States. As of September 10, 2025, our primary sourcing markets are Vietnam and the United States, representing approximately 65% and 25% of our product cost volume, respectively, with smaller sourcing markets in Thailand, Malaysia and Cambodia. As a result, our business depends on global trade, as well as trade and other factors that impact the specific countries where our suppliers’ production facilities are located. Our future success will depend in large part upon our ability to maintain our existing foreign supplier relationships and to develop new ones based on the requirements of our business and any changes in trade dynamics that might dictate changes in the locations for sourcing of products. While we rely on long-term relationships with many of our suppliers, we have no long-term contracts with them and generally transact business with them on an order-by-order basis.
While we have in recent years pursued a geographic diversification of our sourcing and suppliers, including the steady reduction of sourcing from China and increased sourcing from emerging markets such as Malaysia and Thailand, our continued reliance on international suppliers increases our risk that we will not have adequate and timely supplies of various products. Events that have in the past and could in the future cause disruptions to our supply chain include but are not limited to, the imposition of additional trade laws or regulations; public health crises; political instability, international conflicts, acts of terrorism or natural disasters; the imposition of additional duties, tariffs and other charges on imports and exports; foreign currency fluctuations; theft; and restrictions on the transfer of funds. The occurrence of any of the foregoing could materially increase the cost and reduce or delay the supply of our products, which could materially and adversely affect our business, financial condition, results of operations, liquidity and stock price.
All of our products imported into the United States are subject to import taxes or costs, including new or increased tariffs, or similar duties, some of which could be applied retroactively, and modification to or withdrawal from free trade agreements or trade relationships, could increase the cost of the products that we distribute. For example, since the beginning of 2025, the United States government has announced several different measures regarding tariffs, including the imposition of new tariffs on products imported into the United States from a number of countries, including Vietnam, Thailand, Malaysia, Mexico, Canada and could propose additional tariffs or increases to those already in place. For example, after announcing proposed blanket tariff rates of 46% on imports from Vietnam in April 2025, the United States and Vietnam governments announced a trade deal between the countries that imposes 20% tariffs on all products imported to the United States from Vietnam. In addition, on August 25, 2025, the United States government announced that it had commenced an investigation into furniture imports to the United States and foreshadowed potential additional tariffs on furniture imports upon the completion of such investigation. These tariffs, as well as a government’s adoption of “buy national” and similar policies or retaliation by another government against such tariffs or policies could introduce significant uncertainty into the market and may affect the prices of and supply of the products available to us. Tariffs also can impact our suppliers’ ability to source raw materials and other inputs efficiently or create other supply chain disruptions. We may not be able to fully or substantially mitigate the impact of these or future tariffs, pass price increases on to our customers or secure adequate alternative sources of products, which would have a material adverse effect on our business, operating results and financial performance.
We also face uncertainty in the interpretation of new tariffs and their applicability, including with respect to customs valuation, product classification and country-of-origin determinations. Although we and our suppliers seek to comply with applicable customs laws and regulations, the application of rules regarding new tariffs can be subject to varying interpretations or future re-interpretations. It is possible that U.S. Customs and Border Protection or other relevant authorities could, upon review or audit, disagree with the valuation, rules of origin or classification methods applied to certain merchandise. Any such disagreement could result in the retroactive assessment of additional duties with interest, the imposition of penalties, or other enforcement actions without the ability to mitigate such penalties, thereby adversely affecting our operations or financial results.
We face significant competition from national, regional and local retailers of home furnishings.
The retail market for home furnishings is highly fragmented and intensely competitive. We currently compete against a diverse group of retailers, including internet-only retailers, regional or independent specialty stores, dedicated franchises of furniture manufacturers and national department stores. In addition, there are few barriers to entry into our current and contemplated markets, and new competitors may enter our current or future markets at any time. Our existing competitors or new entrants into our industry may use a number of different strategies to compete against us, including aggressive advertising, pricing and marketing, social media campaigns and extension of credit to customers on terms more favorable than we offer. Furthermore, some of our competitors have greater financial resources, greater national brand recognition or larger customer bases than we have, and as a result may have a more advanced omnichannel platform, be able to adapt quicker to changes in consumer behavior, have attractive customer loyalty programs, and maintain higher profitability in an aggressive low-pricing environment. There can be no assurance that such competitors will not be more successful than us or that we will be able to continue to maintain or enhance our competitive position in the market in the future.
If we fail to successfully anticipate or respond to changes in consumer preferences in a timely manner, our sales may decline.
Sales of our products are dependent upon consumer demand for our product designs, styles, quality and price. Accordingly, our products must appeal to our target customers whose needs, preferences, tastes and trends cannot be predicted with certainty and are subject to change. We continuously monitor changes in home design trends and consumer preferences through attendance at international industry events, internal marketing research, and regular communication with our retailers and design professionals who provide valuable input on consumer tendencies. However, as with all retailers, our business is susceptible to changes in consumer tastes and trends. Our success depends upon our ability to anticipate and respond in a timely manner to fashion trends and consumer behaviors and preferences relating to home furnishings. Such tastes and trends can change rapidly and any delay or failure to anticipate or respond to changing consumer tastes and trends in a timely manner could result in a decline in sales and could have a material adverse effect on our business, financial condition, results of operations, liquidity and stock price.
Our business, results of operations and financial condition may be adversely affected by global economic conditions and the effect of economic pressures and other business factors on discretionary consumer spending and consumer preferences.
We face numerous business risks relating to macroeconomic factors. Uncertainties in global economic conditions that are beyond our control have in the past impacted discretionary consumer spending and our business and may in the future materially adversely affect our business, financial condition, results of operations, liquidity and stock price. Consumer purchases of discretionary items, including our products, generally decline during recessionary periods and other times when disposable income is lower. Factors impacting discretionary consumer spending include general economic conditions, inflation, reduction in wages and discretionary income, levels of unemployment, consumer debt, reductions in net worth based on severe market declines, residential real estate and mortgage markets, taxation, regulations and new or increased tariffs, including retaliatory tariffs, export controls, volatility of fuel and energy prices, fluctuations in interest rates or currency exchange rates, consumer confidence, closure or restricted operating conditions for businesses, political and economic uncertainty, inclement weather, natural disasters, health epidemics or pandemics and other macroeconomic factors, including geopolitical conditions and regional conflicts. Deterioration in economic conditions, increasing inflation or increasing unemployment levels may reduce the level of discretionary consumer spending and inhibit consumers’ use of credit, which may adversely affect our sales. In recessionary periods and other periods where disposable income is adversely affected, we may have to increase the number of promotional sales or otherwise dispose of inventory for which we have previously paid to manufacture, which could further adversely affect our financial performance. A downturn in the economic environment can also lead to financial instability, increased credit and collectability risk on our receivables, the failure of important partners, including suppliers, manufacturers, logistics providers, and other financial institutions. It is difficult to predict when or for how long any of these conditions could affect our business and a prolonged economic downturn could have a material adverse effect on our business, financial condition, results of operations, liquidity and stock price.
For example, the housing market has and may continue to be impacted by a number of macroeconomic factors, including high interest rates and higher home prices putting pressure on housing affordability and resulting in a decline in existing home sales, inflation, and a shift in consumer spending toward services. Such factors have in the past, and may in the future, contribute to slowdowns in demand for furniture. Our strategies to navigate the impacts of such challenging markets may not be successful and the potential significance and duration of these macroeconomic difficulties is uncertain and further pressures on the housing market could have an adverse impact on our business, financial condition, operating results and prospects.
If we fail to successfully manage the challenges that our planned new store growth poses or encounter unexpected difficulties or higher costs during our expansion, our operating results and future growth opportunities could be adversely affected.
As of June 29, 2025, we operated 198 stores in 26 states across the United States. Opening new stores is a critical component of our growth strategy and we expect new store growth to be a key driver of our net revenue growth over the long-term. New stores require an initial capital investment from us for store build-outs, fixtures and equipment and other pre-opening expenses. Accordingly, this growth strategy and the investment associated with the development of each new store may cause our operating results to fluctuate and be unpredictable or decrease our profits. We cannot ensure that store locations or leases will be available to us, or that they will be available on terms acceptable to us. If additional retail store locations are unavailable on acceptable terms, we may not be able to carry out a significant part of our growth strategy, or our new stores’ profitability may be lower. Our future operating results and ability to grow will depend on various other factors, including our ability to successfully select new markets and store locations; attract, train and retain highly qualified managers and staff, including guest experience specialists; maintain our reputation of providing quality, safe and compliant products; manage store pre-opening and opening costs, including rising construction costs and costs due to delays in obtaining necessary permits and completing construction; renew existing store leases on terms acceptable to us; and capture anticipated efficiencies in marketing, brand recognition and streamlined supply chains.
In addition, laws or regulations in new markets may make opening new stores more difficult or cause unexpected delays. As we continue to open new stores, the ultimate cost of future store openings and remodeling of existing stores could continue to rise significantly due to construction-related or other reasons, including construction and other delays and cost overruns, such as shortages of materials, shortages of skilled labor or work stoppages, unforeseen construction, scheduling, engineering, environmental or geological problems, governmental or permitting delays, weather interference, fires or other casualty losses and unanticipated cost increases. We cannot guarantee that any project will be completed on time, and delays in store openings have had, and may in the future have, a negative impact on our business and operating results. In addition, consumers in new markets may be less familiar with our brand, and we may need to increase brand awareness in such markets through additional investments in advertising or high-cost locations with more prominent visibility.

Our business requires that we lease substantial amounts of space, and there can be no assurance that we will be able to continue to lease space on terms as favorable as the leases negotiated in the past.
We lease all of our retail stores, distribution centers, corporate headquarters and certain equipment under operating and finance leases. Our retail stores are generally leased from third parties, with typical initial lease terms of approximately 10 years with options to renew for three successive five-year periods. Historically, we have been able to negotiate favorable rental rates and terms due in large part to the general state of the economy, the availability of vacant retail sites, strong and longstanding landlord relationships, our careful identification of favorable lease opportunities and, in the case of our corporate headquarters, certain incentives and subsidies offered by local and state governments. While we continually seek to identify the most advantageous lease opportunities, there is no guarantee that we will continue to be able to find low-cost sites or obtain favorable lease terms.
Our current lease obligations are substantial and, as we grow the number of our retail stores, our lease expenses will increase and significant capital expenditures will be required. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. Our substantial lease obligations, including increases in our occupancy costs and difficulty in identifying economically suitable new store locations could have significant negative consequences to our business, including without limitation:
•increasing our vulnerability to general adverse economic and industry conditions;
•requiring that a greater portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes and reducing profitability;
•limiting our ability to obtain financing;
•limiting our flexibility in planning for, or reacting to changes in, our business, or in the industry in which we compete; and
•placing us at a disadvantage with respect to some of our competitors who sell their products exclusively online.
We are dependent upon the ability of our third-party suppliers to meet our requirements; any failures by these producers, or the unavailability of suitable suppliers at reasonable prices or limitations on our ability to source from third-party vendors, may negatively impact our ability to deliver quality products to our customers on a timely basis or result in higher costs or reduced net revenues.
We source substantially all of our products from non-exclusive, third-party suppliers, many of which are located in foreign countries. Although we have long-term relationships with many of our suppliers, we must compete with other companies for the production capacity of these independent manufacturers. We regularly depend upon the ability of third-party suppliers to secure a sufficient supply of raw materials, develop a skilled workforce, adequately finance the production of goods ordered and maintain sufficient manufacturing and shipping capacity. Although we monitor production and quality in third-party manufacturing locations, we cannot be certain that we will not experience operational difficulties with our manufacturers, such as the reduction of availability of production capacity, errors in complying with product specifications, insufficient quality control, failures to meet production deadlines or increases in manufacturing costs. Such difficulties may negatively impact our ability to deliver quality products to our customers on a timely basis, which may, in turn, have a negative impact on our customer relationships and result in lower net revenues.
We also require third-party suppliers to meet certain standards in terms of working conditions, environmental protection and other matters before placing business with them. As a result of costs relating to compliance with these standards, we may pay higher prices than some of our competitors for products. In addition, failure by our independent manufacturers to adhere to ethical labor or other laws or business practices, and the potential litigation, negative publicity and political pressure relating to any of these events, could disrupt our operations or harm our reputation.

If we or our suppliers fail to adhere to the quality standards that we set for our products, or the applicable legislative or regulatory frameworks regarding product safety, we could be subject to investigations, litigation, write-offs, recalls or boycotts of our products, which could damage our reputation and our brand, increase our costs, and otherwise adversely affect our business.
We do not control the operations of our suppliers. Although we conduct due diligence including third-party factory audits at the outset of and annually during our engagement of suppliers and require our suppliers to certify compliance with applicable laws and regulations, we cannot guarantee that our suppliers will comply with applicable laws and regulations or operate in a legal, ethical and responsible manner. Violation of applicable laws and regulations by our suppliers or their failure to operate in a legal, ethical or responsible manner, could expose us to legal risks, cause us to violate laws and regulations and reduce demand for our products if, as a result of such violation or failure, we attract negative publicity. In addition, the failure of our suppliers to adhere to the quality standards that we set for our products, or any actual, potential or perceived product safety concerns, could lead to government investigations, litigation, write-offs and recalls, which could damage our reputation and our brand, increase our costs, and otherwise adversely affect our business.
Despite our continual efforts to deliver our customers satisfying experiences in our stores, we may fail to maintain the necessary level of quality for some of our products in order to satisfy our customers. For example, we might not identify a quality deficiency before merchandise ships to our stores or customers. Our failure to supply high quality products, our announcement of product recalls, or any perception that we are not adequately maintaining our sourcing and quality control processes in order to anticipate product quality issues, could adversely impact our customers’ perception of value or applicable government requirements could trigger high rates of customer complaints or returns, which could in turn damage our reputation and brand image, result in customer litigation (including class-action lawsuits), and harm our business. With the growth in importance and the impact of social media, the magnitude of such harm to our business, reputation and brand image may be significantly amplified.
Our failure to successfully anticipate merchandise returns might have a negative impact on our business.
We record a reserve for merchandise returns based on historical return trends together with current product sales performance in each reporting period. If actual returns are greater than those projected and reserved for by management, additional sales returns might be recorded in the future. In addition, to the extent that returned merchandise is damaged, we often do not receive full retail value from the resale or liquidation of the merchandise. Further, the introduction of new merchandise, changes in merchandise mix, changes in consumer confidence, or other competitive and general economic conditions may cause actual returns to differ from merchandise return reserves. Any significant increase in merchandise returns that exceeds our reserves could have a material adverse effect on our business, reputation and operating results.
Any disruption in our distribution capabilities, supply chain or our related planning and control processes may adversely affect our business, financial condition and operating results.
Our success is highly dependent on our planning and distribution infrastructure, which includes the ordering, transportation and distribution of products and the ability of suppliers to meet distribution requirements. If we are not able to manage our distribution centers successfully, our business, financial condition and operating results may be adversely impacted. As we add distribution centers, we may incur unexpected costs, and our ability to distribute our products may be adversely affected. Further, in addition to our distribution centers, our distribution infrastructure also includes 44 third-party delivery depots as of June 29, 2025. Accordingly, our ability to deliver inventory in a timely manner and meet customer demand is also dependent on our last mile delivery partners. Non-performance by, or loss of, one or more third-party delivery depots could negatively impact our financial performance or financial condition. Any disruption in operations at our distribution centers or third-party delivery depots could have an adverse impact on our business, financial condition, results of operations, liquidity and stock price.
A disruption within our logistics or supply chain network could adversely affect our ability to deliver inventory in a timely manner, which could impair our ability to meet customer demand for products and result in lost sales, increased supply chain costs or damage to our reputation. In recent years, global ports, trade lanes and U.S. ports have been impacted by capacity constraints, port congestion and delays, periodic labor disputes, security issues, weather-related events and natural disasters. Disruptions to our supply chain due to any of the factors listed above could negatively impact our financial performance or financial condition.
We need to continue to identify and improve our processes and supply chain and ensure that our distribution infrastructure and supply chain can keep pace with our anticipated growth and increased number of stores. The cost of these enhanced processes could be significant and any failure to maintain, grow or improve them could have a material adverse effect on our business, financial condition, results of operations, liquidity and stock price. Due to continued growth, we continue to add additional, and expand existing, distribution centers as needed to support our operations. Increasing the size and number of our distribution centers may decrease the efficiency of our distribution operations and increase associated costs.
In addition, our success is also dependent on our ability to provide timely delivery to our customers. Our business could also be adversely affected if fuel prices increase or there are delays in product shipments due to freight difficulties, inclement weather, strikes by our associates or associates of third parties involved in our supply chain, or other difficulties. If we are unable to deliver products to our customers on a timely basis, they may decide to purchase products from our competitors instead of from us, which could have a material adverse effect on our business, financial condition, results of operations, liquidity and stock price.
Significant fluctuations in the price, availability and quality of raw materials and components, or other fluctuations in sourcing or distribution costs, could adversely affect our profits.
The primary materials our suppliers use to produce and manufacture our products include various woods and wood products, resin, steel, leather, various fabrics including cotton, and certain oil-based products. On a global and regional basis, the sources and prices of those materials and components are susceptible to significant price fluctuations due to supply and demand trends, transportation costs, government regulations and tariffs, changes in currency exchange rates, price controls, the economic and political climate, and other unforeseen circumstances. In addition, our sourcing costs may fluctuate due to labor conditions, transportation or freight costs, energy prices, currency fluctuations, tariffs and trade restrictions, public health crises, or other unpredictable factors. Any supply chain disruptions could materially adversely impact the ability of our suppliers to fulfil our orders in a timely manner, if at all, and could lead to increased prices, which we may not be able to pass through to our customers and may negatively impact our gross margins.
Imported finished goods represent approximately 75% of our YTD 2025 consolidated net revenues. The prices paid for these imported products include inbound freight. Elevated ocean freight container rates may be impacted by container supply and elevated demand. To the extent that we experience incremental costs in any of these areas, we may increase our selling prices to offset the impact. However, increases in selling prices may not fully mitigate the impact of the cost increases which would adversely impact operating income. Furthermore, supply chain disruptions could materially adversely impact our vendors’ manufacturing production and fulfillment of backlog.
Our success depends substantially upon the continued retention of our key personnel, including our executive officers.
We are currently managed by a group of experienced senior executives, including our President and Chief Executive Officer (“CEO”), Bill Barton, and other key team members with substantial knowledge and understanding of the industry sector in which we operate. We believe that our success has depended and continues to depend to a significant extent on the efforts and abilities of our key personnel, including our executive officers, and the loss of the services of one or more of our executive officers could have a material adverse effect on us and would be potentially disruptive to our business until such time as a suitable replacement is hired. Any future changes to our key personnel, including our executive officers, or our failure to engage in effective succession planning may be disruptive to our business, including by distracting management from our core business and effective employee productivity. Further, we may have difficulty identifying, attracting and integrating new executives to replace any losses of our existing executive officers, all of which could have a material adverse effect on our business, financial condition, results of operations, liquidity and stock price.

Our success depends upon our ability to attract, hire, train, and retain highly qualified managers and staff.
Our success depends in part on our ability to attract, hire, train and retain qualified managers and staff, including our guest experience specialists. Purchasing furniture is an infrequent event for consumers, and the typical consumer in these groups has limited knowledge of the range, characteristics and suitability of the products available before starting the purchasing process. Therefore, consumers in the furniture business expect to have sales associates serving them who are knowledgeable about the entire assortment of products offered by the retailer and the process of choosing and delivering the furniture.
Each of our stores is managed by a store manager who uses his or her experience and knowledge of local market dynamics to adjust their store in a way that is most likely to increase net revenues and profitability. Our store managers are also expected to anticipate, gauge and quickly respond to changing consumer demands in these markets. Further, it generally takes a substantial amount of time for our store managers to develop the entrepreneurial skills that we expect them to have in order to make our stores successful.
Any failure by us to attract, hire, train, and retain highly qualified managers and staff could adversely affect our operating results and future growth opportunities, and any increased labor costs due to competition, increased minimum wage (including various federal, state, and local actions to increase minimum wages), associate benefit costs, unionization activity, or other factors would adversely impact our operating expenses.
Our business operations depend on good relations with our employees.
As of September 10, 2025, a total of 260 of our employees in 12 of our stores are represented by a union or subject to collective bargaining agreements. We believe that we have good relations with our employees and that these good relations contribute to the success of our operations. As we continue to grow and enter different regions, unions may attempt to organize all or part of our employee base at certain stores or distribution centers or within certain regions. Responding to such organizational activity may distract management and employees and may have a negative financial effect on our business, financial condition or results of operations.
The effects of weather conditions, natural disasters or other unexpected events, including public health crises, may disrupt our operations and have a negative impact on our business.
The effects of global climate change, such as extreme weather conditions and natural disasters occurring more frequently or with more intense effects, or the occurrence of unexpected events including wildfires, tornadoes, hurricanes, earthquakes, floods, tsunamis and other severe hazards could adversely affect our business, financial condition, results of operations and cash flows. Extreme weather, natural disasters, power outages or other unexpected events could disrupt our operations by causing physical damage and partial or complete closure of our retail stores, store support center or distribution centers, loss of human capital, temporary or long-term disruption in the supply of products and services and disruption in our ability to deliver products and services to customers. These events and disruptions could also adversely affect our customers’ and suppliers’ financial condition or ability to operate, resulting in reduced customer demand, delays in payments received or supply chain disruptions, including adverse effects on our ability to stock our stores and deliver products to our customers. Further, these events and disruptions could increase insurance and other operating costs, including impacting our decisions regarding construction of new facilities to select areas less prone to climate change risks and natural disasters, which could result in indirect financial risks passed through the supply chain or other price modifications to our products and services.
Public health crises in the United States or countries where we source or sell products could adversely affect our operations and financial performance. Further, any national, state or local government mandates or other orders taken to minimize the spread of a public health crisis could restrict our ability to conduct business as usual, as well as the business activities of our customers and key suppliers, including the potential for labor shortages. In particular, the ultimate extent of the impact of any epidemic, pandemic or other public health crisis on our business, financial condition and results of operations will depend on future developments which are highly uncertain and cannot be predicted, including new information that may emerge concerning the duration and severity of such public health crisis, actions taken to contain or prevent their further spread and the pace of global economic recovery following containment of the spread.

We will require significant capital to fund our expanding business and we may be unable to obtain needed capital or financing on satisfactory terms or at all, which could limit our ability to grow. If we are unable to maintain sufficient levels of cash flow or if we are unable to meet our debt service obligations under our revolving credit facility, we may not meet our growth expectations or we may require additional financing, which could adversely affect our financial health and impose covenants that limit our business activities.
We have historically financed capital expenditures primarily with funding from cash generated by operations, and borrowings under our $125.0 million asset based revolving credit facility (the “Revolving Credit Facility”). We plan to continue investing for growth, including opening new stores, remodeling existing stores, adding staff, adding distribution center capacity, upgrading our information technology systems and other infrastructure, and strategic acquisitions. These investments will require significant capital, which we plan on funding with cash flow from operations and borrowings under our Revolving Credit Facility, pursuant to which we had $124.4 million of available borrowing capacity as of June 29, 2025.
If our business does not generate sufficient cash flow from operations to fund these activities or if these investments do not yield cash flows in line with past performance or our expectations, we may need additional equity or debt financing. If such financing is not available to us, or is not available on satisfactory terms, our ability to operate and expand our business or respond to competitive pressures would be curtailed, and we may need to delay, limit or eliminate planned store openings or operations or other elements of our growth strategy. If we raise additional capital by issuing equity securities or securities convertible into equity securities, our stockholders’ ownership would be diluted.
Further, our ability to pay interest on and principal of our debt obligations under our Revolving Credit Facility will primarily depend upon our future operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. If we do not generate sufficient cash flow from operations to satisfy such debt service obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling our assets, reducing or delaying capital investments, or seeking to raise additional capital. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. From time to time, capital markets may experience periods of disruption and instability. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information.
Inability to maintain and enhance our brand may materially adversely impact our business.
Maintaining and enhancing our brand is critical to our ability to expand our base of customers and may require us to make substantial investments. Our advertising campaigns utilize digital marketing, direct mailing, television and on-air radio, and other media to maintain and enhance our existing brand equity. We cannot provide assurance that our advertising and other efforts to promote and maintain awareness of our brand will not require us to incur substantial costs or will be successful (regardless of the costs we incur). If these efforts are unsuccessful or we incur substantial costs in connection with these efforts, our business, operating results and financial condition could be materially adversely affected.
Furthermore, our brand may be damaged by a variety of incidents, such as actions taken (or not taken) by us with respect to social, environmental, and community outreach initiatives, customer service, health, safety, welfare, social justice, political activism, environmental and climate change issues, or otherwise; litigation and legal claims; growth or rebranding strategies; development efforts in domestic and foreign markets; and the ordinary course operation of our businesses. Other incidents that could be damaging to our brand may arise from events that are beyond our ability to control, such as actions taken (or not taken) by one or more current or former officers, employees or subcontractors or other individuals associated or perceived to be associated with us; security breaches or other fraudulent activities associated with us or our systems; third-party misappropriation, dilution, infringement or other violation of our intellectual property; or illegal activity. Any of these incidents may damage our brand even if unjustified or untruthful or out of our control, and the damage caused may not be able to be mitigated regardless of whether or how we respond. Customer demand for our products could diminish significantly if any such incidents or other matters erode customer confidence in us or our products and cause our business, operating results and financial condition to be materially adversely affected.
We rely on third parties, such as search engines and social media platforms and related service providers, to drive traffic to our website, and these third parties may change their algorithms, pricing or policies in ways that could, or the actions of these third parties or our use of them could otherwise, negatively impact our business, results of operations, financial condition and prospects.
We rely in part on digital advertising, including search engine marketing and social media advertising, to promote awareness of our brand, grow our business, attract new customers and retain existing customers. In particular, we rely on search engines, such as Google, and social media platforms such as Instagram, Facebook, TikTok and Pinterest as important marketing channels. If search engines or social media platforms change their algorithms, terms of service, display or the featuring of search results, determine we are out of compliance with their terms of service or if competition increases for advertisements, we may be unable to cost-effectively market through these channels. Further, changes to third-party policies that limit our ability to deliver, target or measure the effectiveness of advertising, including changes by mobile operating system and browser providers such as Apple and Google, could reduce the effectiveness of our marketing. We also cannot accurately predict if the followers of our social media influencer partners will be interested in buying our products. Our relationships with our marketing vendors are not long-term in nature and do not require any specific performance commitments. In addition, many of our online advertising vendors provide advertising services to other companies, including companies with whom we may compete. As competition for online advertising has increased, the cost for some of these services has also increased. Our marketing initiatives may become increasingly expensive and generating a return on those initiatives may be difficult. Even if we successfully increase revenue as a result of our paid marketing efforts, such increase may not offset the additional marketing expenses we incur.
Our efforts to use digital advertising may not be successful, and pose a variety of other risks, including the improper disclosure of proprietary information, the posting of negative comments about our brand, the exposure of personally identifiable information, fraud, use of out-of-date information or failure to comply with regulations regarding such practices. Furthermore, laws and regulations, including Federal Trade Commission enforcement, rapidly evolve to govern digital advertising, including the use of social media and influencers. The failure by us or our personnel, influencers or other representatives to abide by applicable laws and regulations when engaging in digital advertising, including using social media, could adversely impact our reputation, marketing collaborators, financial condition and results of our operations or subject us to fines or other penalties. Negative or false commentary about us may be posted on social media platforms and may harm our reputation or business. Customers value readily available information and often act on such information without affording any opportunity for redress or correction. The inappropriate use of social media vehicles by us, customers, employees or others could increase our costs, lead to litigation or result in negative publicity that could damage our reputation. The occurrence of any such developments could have a material adverse effect on our business.
If we are unable to effectively manage our eCommerce platform and digital marketing efforts, our reputation and operating results may be harmed.
Our eCommerce sales channel represented approximately 14% of total net revenue in fiscal year 2024. We believe eCommerce offers a significant growth opportunity and our strategy includes investment in and expansion of our digital platform and eCommerce sales channel. The success of our eCommerce sales channel depends, in part, on third parties and factors over which we have limited control. We must continuously respond to changing consumer preferences and buying trends relating to eCommerce usage, including an emphasis on mobile eCommerce. Our success in eCommerce has been strengthened in part by our ability to leverage the information we have on our customers to infer customer interests and affinities such that we can personalize the experience they have with us. We also utilize digital advertising to target internet and mobile users whose behavior indicates they might be interested in our products. Current or future legislation may reduce or restrict our ability to use these techniques, which could reduce the effectiveness of our marketing efforts. For more information, see “Risks Related to Data Privacy and Information Technology.”

We are also vulnerable to certain additional risks and uncertainties associated with our eCommerce and mobile websites and digital marketing efforts, including: changes in required technology interfaces; website downtime and other technical failures; internet connectivity issues; costs and technical issues as we upgrade our website software; changes in online tracking technologies; computer viruses; supplier reliability; changes in applicable privacy laws and regulations; compliance costs related to maintaining a reasonable privacy and data security program that addresses constantly evolving legal requirements; security breaches; and customer privacy concerns. We must keep up to date with competitive technology trends and opportunities that are emerging throughout the retail environment, including the use of new or improved technology, evolving creative user interfaces, and other eCommerce marketing trends such as paid search, re-targeting, and the proliferation of mobile usage, among others.
We expect to continue to invest capital and other resources in our eCommerce sales channel, but there can be no assurance that our initiatives will be successful or otherwise succeed in driving sales or attracting customers. Our failure to successfully respond to these risks and uncertainties might adversely affect the sales or margin in our eCommerce sales channel, require us to impair certain assets, and damage our reputation and brands.
Our business exposes us to personal injury, product liability and warranty claims and related governmental investigations, which could result in negative publicity, harm our brand and adversely affect our business, financial condition, and operating results.
Our stores and distribution centers are warehouse environments that involve the operation of forklifts and other machinery and the storage and movement of heavy products, all of which are activities that have the inherent danger of injury or death to associates or customers despite safety precautions, training and compliance with federal, state and local health and safety regulations. While we have insurance coverage in place in addition to policies and procedures designed to minimize these risks, we may nonetheless be unable to avoid material liabilities for an injury or death arising out of these activities.
In addition, we face an inherent risk of exposure to product liability or warranty claims or governmental investigations in the event that the use of our products is alleged to have resulted in economic loss, personal injury or property damage or violated environmental or other laws. If any of our products prove to be defective or otherwise in violation of applicable law, we may be required to recall such products and be subject to legal action. Further, our suppliers or international manufacturers may not have sufficient resources or insurance to satisfy their indemnity and defense obligations. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Any product liability claims asserted against us could, among other things, harm our reputation, damage our brand, cause us to incur significant costs, and have a material adverse effect on our business, financial condition, results of operations, liquidity and stock price.
We maintain a reserve for warranty claims. However, there can be no assurance that our reserve for warranty claims will be adequate or that additional warranty reserves will not be required. Material warranty claims could, among other things, harm our reputation and damage our brand, cause us to incur significant repair and/or replacement costs, and have a material adverse effect on our business, financial condition, results of operations, liquidity and stock price.
Our products are delivered to customer homes by our third-party delivery partners. While we believe we have appropriate indemnification and risk management practices in place, such activities involve liability and reputational risk, which could adversely affect us.
Unfavorable allegations, government investigations and legal actions surrounding our products and us could harm our reputation, impair our ability to grow or sustain our business, and adversely affect our business, financial condition, and operating results.
We rely on our reputation for offering great value, superior service and a broad assortment of high-quality, safe products. If we become subject to unfavorable allegations, government investigations or legal actions involving our products or us, such circumstances could harm our reputation and our brand and adversely affect our business, financial condition, results of operations, liquidity and stock price. If this negative impact is significant, our ability to grow or sustain our business could be jeopardized.

Negative publicity surrounding product matters, including publicity about other retailers, may harm our reputation and affect the demand for our products. In addition, if more stringent laws or regulations are adopted in the future, we may have difficulty complying with the new requirements imposed by such laws and regulations, and in turn, our business, financial condition, and operating results could be adversely affected. Moreover, regardless of whether any such changes are adopted, we may become subject to claims or governmental investigations alleging violations of applicable laws and regulations. Any such matter may subject us to fines, penalties, injunctions, litigation and/or potential criminal violations. Any one of these results could negatively affect our business, financial condition, and operating results and impair our ability to grow or sustain our business.
If we are unable to manage our inventory levels and products, including with respect to our omnichannel operations, there could be a material adverse effect on our business, financial condition, operating results and prospects.
Inventory levels in excess of customer demand may result in lower than planned financial performance. We may be required to mark down certain products to sell any excess inventory or to sell such inventory through liquidation channels at prices that are significantly lower than our retail prices, any of which would negatively impact our business and operating results. Alternatively, if we underestimate demand for our products, we may experience inventory shortages resulting in delays in fulfilling customer demands and replenishing to appropriate inventory levels, missed sales and lost revenues. We may not always be able to respond quickly and effectively to changes in consumer taste and demand due to the amount of time and financial resources that may be required to bring new products to market or to constraints in our supply chain if our suppliers do not have the capacity to handle elevated levels of demand for part or all of our orders or could experience delays in production for our products. Many of our products require that we provide suppliers with significant ordering lead times, and we may not be able to source sufficient inventory if demand for a product is greater than anticipated. Continued or lengthy delays in fulfilling customer demand could cause our customers to shop with our competitors instead of us, which could harm our business. Either of these events could significantly affect our operating results and brand image and loyalty.
As a result of becoming a public company, we will be obligated to develop and maintain proper and effective disclosure controls and procedures and internal control over financial reporting. Our controls and procedures may not be effective, which may adversely affect investor confidence in us and, as a result, the value of our common stock.
Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission (the “SEC”). Any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are in the early stages of the costly and intensive process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in the time required. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the value of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.
We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis.

However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the end of the fiscal year that the Company qualifies as either an accelerated or large accelerated filer. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.
Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our consolidated financial statements that could require us to restate our consolidated financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and share price.
The accuracy of our audited consolidated financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies and estimates are inaccurate.
The preparation of audited consolidated financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our audited consolidated financial statements and accompanying notes. Our critical accounting policies and estimates, which are included in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” describe those significant accounting policies and methods used in the preparation of our audited consolidated financial statements that we consider “critical” because they require judgments, assumptions and estimates that materially affect our audited consolidated financial statements and related disclosures. As a result, if future events differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our audited consolidated financial statements and related disclosures.
Fluctuations in foreign currency could have an adverse impact on our business.
We procure a significant portion of our products from foreign suppliers who source their raw materials in currencies other than the U.S. dollar. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our operating results reflected in our U.S. dollar-denominated financial statements. From time to time, we may engage in currency hedging activities to limit the risk of foreign currency exchange rate fluctuations. To the extent we use hedging instruments to hedge exposure to fluctuations in foreign currency exchange rates, the use of such hedging instruments may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place, and may introduce additional risks if we are unable to structure effective hedges with such instruments.
Changes in tax laws, trade policies and regulations or in our operations and newly enacted laws or regulations may impact our effective tax rate or may adversely affect our business, financial condition, and operating results.
Changes in tax laws in any of the multiple jurisdictions in which we operate, or adverse outcomes from tax audits that we may be subject to in any of the jurisdictions in which we operate, could result in an unfavorable change in our effective tax rate, which could have a material adverse effect on our business, financial condition, results of operations, liquidity and stock price. For example, on July 4, 2025, the “One Big Beautiful Bill Act” (the “OBBBA”) was signed into law, which includes significant changes to federal tax law and other regulatory provisions that may impact the Company. The Company is currently evaluating the provisions of the new law and the potential effects on its financial position, results of operations and cash flows. Regulatory guidance under the OBBBA, and potentially additional tax-related legislation, is forthcoming, and any such guidance or legislation could ultimately increase or lessen the impact of these laws on our business and financial condition. In the ordinary course of business, we are subject to tax examinations by various governmental tax authorities. Developments in tax policy or trade relations could also have a material adverse effect on our business, results of operations and liquidity. We may not be able to fully or substantially mitigate the impact of tariffs, pass price increases on to our customers, or secure adequate alternative sources of products or materials. The tariffs, along with any additional tariffs or retaliatory trade restrictions implemented by other countries, could negatively impact customer sales, including potential delays in product received from our suppliers, our cost of goods sold and results of operations.
Our estimated addressable market is subject to inherent challenges and uncertainties. If we have overestimated the size of our addressable market, our future growth opportunities may be limited.
We have determined our total addressable market based on, among other things, our analysis of the historical market size of the United States home furnishings industry, our observation and analysis of recent trends, customer behaviors and customer satisfaction, our estimates and expectations concerning future growth of the U.S. home furnishings industry as well as other information derived from third-party research. As a result, our estimated total addressable market is subject to significant uncertainty and is based on assumptions that may not prove to be accurate. Our estimates are based, in part, on third-party reports and are subject to significant assumptions and estimates. These estimates, as well as the estimates and forecasts in this prospectus relating to the size and expected growth of the markets in which we operate, and our penetration of those markets, may change or prove to be inaccurate. While we believe the information on which we base our total addressable market is generally reliable, such information is inherently imprecise. In addition, our expectations, assumptions and estimates of future opportunities are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described herein. If third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our future growth opportunities may be affected. If our addressable market proves to be inaccurate, our future growth opportunities may be limited and there could be a material adverse effect on our prospects, business, financial condition, and results of operations.
Our current retail markets and other markets that we may enter in the future may not achieve the growth and profitability we anticipate.
We may remodel and relocate existing stores and experiment with new store formats and may from time to time close underperforming stores. Profitability of new, remodeled, relocated and new format stores will depend on lease rates and retail sales and profitability justifying the costs of acquisition, remodeling, and relocation. Such remodeling or relocation of existing stores may result in increased volatility in certain of our financial and operating metrics. If we do not meet our sales or earnings expectations for these stores or businesses, we have in the past incurred and may in the future incur charges for the impairment of long-lived assets, the impairment of right-of-use (“ROU”) lease assets, the impairment of goodwill, or the impairment of other intangible assets.
Our ability to attract customers to our stores depends on successfully locating our stores in suitable locations. Any impairment of a store location, including any decrease in customer traffic, could cause our sales to be lower than expected.
We believe that our stores and customers’ store experience are key for generating and increasing revenue. We plan to grow our store base across both new and existing markets by opening new stores in areas with existing home furnishings demand. Each new store site selection is based on an opportunity assessment that considers, among other things, real estate availability, brand awareness, competitive positioning and customer segmentation. Revenues at these stores are derived, in part, from the volume of foot traffic in these locations. Store locations may become unsuitable due to, and our revenue volume and customer traffic generally may be harmed by, among other things:
•economic downturns in a particular area;
•competition from nearby retailers selling similar products;
•changing customer demographics in a particular market;
•changing preferences of customers in a particular market;
•the closing or decline in popularity of other businesses located near our stores;
•reduced customer foot traffic outside a store location; and
•store impairments due to natural disasters, pandemic, terrorism, protest or periods or civil unrest.

Even if a store location becomes unsuitable, we will generally be unable to cancel the long-term lease associated with such store, which could negatively impact our financial results.
Disruption in the financial markets could have a material adverse effect on customer demand and our ability to refund customer deposits.
We collect deposits from our customers at the time of purchase and in advance of delivering merchandise to the customer. As of June 29, 2025 we had approximately $73.9 million in customer deposits. If there were disruptions in the financial markets or economy that led to significant customer order cancellations, there can be no assurance that we will have the cash or cash equivalents to refund all customer deposits for canceled orders. If we are unable to refund customer deposits or use our customer deposits as a source of funding for our operating activities, our reputation and brand may be damaged and our funding costs may increase, which could have a material adverse effect on our business, financial condition, results of operations, liquidity and stock price.
Risks Related to Data Privacy and Information Technology
Failure to comply with data privacy and security laws and regulations could adversely affect our operating results and business.
We collect, use, transfer or otherwise process proprietary, confidential and sensitive information, including personal information from our customers, employees, contractors, vendors and other third parties, which subjects us to evolving and complex data privacy and security obligations, including various laws, regulations, guidance, industry standards, external and internal privacy policies, contracts and other obligations that govern the processing of such information in connection with our business.
In the United States, numerous federal and state laws and regulations apply to our processing of personal information, including state data breach notification laws, employee privacy law and federal and state consumer protection laws and regulations (e.g., Section 5 of the Federal Trade Commission Act of 1914, as amended). At the state level, the privacy and data protection landscape is changing rapidly, and many states have enacted comprehensive privacy laws. For example, California has adopted the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (together, the “CCPA”), which gives California residents certain privacy rights in the collection and use of their personal information and requires businesses to make certain disclosures, limit their use of personal information, and take certain other acts in furtherance of those rights. The CCPA provides for civil penalties for violations, as well as a private right of action in connection with certain data breaches, and establishes a regulatory agency authorized to implement and enforce the CCPA. In addition, almost 20 other states have adopted similar comprehensive privacy laws, which may require companies to change their practices for collecting and handling personal information, including allowing consumers to request that we delete certain personal information and enable consumers to opt out of certain uses of their personal information, including targeted advertising.
Moreover, we are subject to certain U.S. state laws regarding the processing of biometric identifiers, including the Illinois Biometric Information Privacy Act (“BIPA”), which applies to the collection and use of “biometric identifiers” and “biometric information” which include fingerprints. A business required to comply with BIPA is not permitted to sell, lease, trade or otherwise profit from biometric identifiers or biometric information it collects, and is also under obligations to have a publicly available, written policy with respect to the retention and destruction of all biometric identifiers and biometric information, and must ensure that it informs the subject of the collection and the purpose of the collection and obtains consent for such collection. Individuals are afforded a private right of action under BIPA and may recover statutory damages and reasonable attorneys’ fees and costs. Several class action lawsuits have been brought under BIPA, including against our business, as the statute is broad and still being interpreted by the courts.
All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, and divert resources from other initiatives and projects, all of which may adversely affect our results of operations. Complying with these laws and regulations may be more costly or take longer than we anticipate, and any failure to comply with any of these laws and regulations could result in enforcement actions against us, including fines, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.
There are many other federal and state-based data privacy and security laws and regulations that may impact our business, including laws, regulations and standards covering marketing, advertising and other activities conducted by telephone, email, mobile devices and the Internet, such as the Federal Communications Act, the Electronic Communications Privacy Act, the Telephone Consumer Protection Act (the “TCPA”), the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the “CAN-SPAM Act”), and similar state consumer protection and communication privacy laws, such as California’s Invasion of Privacy Act (“CIPA”). For example, the CAN-SPAM Act and the TCPA impose specific requirements on communications with consumers. The TCPA and analogous state laws impose various consumer consent requirements and other requirements on certain communications with consumers by phone or text message. TCPA violations can result in significant financial penalties, including penalties or criminal fines imposed by the Federal Communications Commission (FCC) or statutory damages of up to $1,500 per violation imposed through private litigation or by state authorities. The TCPA provides for substantial penalties and statutory damages and has generated significant class action activity. The costs of litigating and/or settling a TCPA or similar legal claim could be significant. There has also been a noticeable uptick in class action litigation wherein plaintiffs have utilized a variety of laws, including state wiretapping laws such as CIPA, in relation to companies’ use of tracking technologies, such as cookies and pixels. Actual or perceived failure to comply with requirements relating to marketing, advertising, electronic communications and the Internet, could subject us to legal proceedings, which could result in adverse publicity, substantial monetary damages and legal defense costs, injunctive relief and fines or penalties.
If our efforts to protect the privacy and security of information related to our customers, us, our employees, our associates, our suppliers and other third parties are not successful, we could become subject to litigation, investigations, liability and negative publicity that could significantly harm our reputation and relationships with our customers and adversely affect our business, financial condition, and operating results.
Our business, like that of most retailers, involves the receipt, storage and transmission of customers’ personal information, customer preferences and payment card data, as well as other confidential information related to us, our associates, our suppliers and other third parties, some of which is entrusted to third-party service providers and vendors that provide us with technology, systems and services that we use in connection with the receipt, storage and transmission of such information. Techniques used for cyber-attacks designed to gain unauthorized access to these types of sensitive information by breaching or sabotaging critical systems of organizations, including those that use artificial intelligence, are constantly evolving and generally are difficult to recognize and react to effectively. We may be unable to anticipate these techniques or to implement adequate preventive or reactive security measures. High profile security breaches leading to unauthorized release of sensitive information have occurred in recent years with increasing frequency and sophistication at a number of major U.S. companies, including several large retailers, as well as our business.
Despite our security measures and those of third parties with whom we do business, our respective systems and facilities and those of our third-party vendors have been and may in the future be vulnerable to security incidents, disruptions, cyberattacks, ransomware, data breaches, viruses, phishing attacks and other forms of social engineering, denial-of-service attacks, third-party or employee theft or misuse and other negligent actions. Unauthorized parties or rogue insiders may also attempt to gain access to our systems or facilities through fraud, trickery or other forms of deception targeted at our customers, associates, suppliers and service providers. Any such, incidents could compromise our networks and the information stored there could be accessed, misused, publicly disclosed, lost, stolen or rendered, permanently or temporarily, inaccessible.
An actual or anticipated attack or security incident may cause us to incur additional costs, including costs related to diverting or deploying personnel, implementing preventative measures, training associates and engaging third-party experts and consultants. In addition, as the regulatory environment relating to retailers and other companies’ obligation to protect sensitive data becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could result in additional costs, and a material failure on our part to comply could subject us to fines, other regulatory sanctions and lawsuits. Further, any security breach incident could expose us to risks of data loss, regulatory and law enforcement investigations, enforcement actions, litigation (including class claims) and liability and could seriously disrupt our operations and result in negative publicity, any of which could significantly harm our reputation and relationships with our customers and adversely affect our business, financial condition, results of operations, liquidity and stock price. Insurance policies that may provide coverage with regard to such incidents may not cover any or all of the resulting financial losses.
A material disruption in our information systems, including our website, could adversely affect our business or operating results and lead to reduced net revenues and reputational damage.
We rely on our information systems to process transactions, summarize our results of operations and manage our business. In particular, our website is an important part of our integrated connected customer strategy and customers use these systems as information sources on the range of products available to them and as a way to order our products. In addition, we rely on our enterprise resource planning, telecommunications, inventory tracking, billing and other information systems to track transactions, billing, payments, inventory and a variety of day-to-day business decisions. Therefore, the reliability and capacity of our information systems is critical to our operations and the implementation of our growth initiatives. However, our information systems are subject to damage or interruption from planned upgrades in technology interfaces, power outages, computer and telecommunications failures, computer viruses, cyber-attacks or other security breaches and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes, acts of war or terrorism and usage errors by our associates. If our information systems are damaged or cease to function properly, we may have to make a significant investment to fix or replace them, and we may suffer losses of critical data and/or interruptions or delays in our operations.
In addition, to keep pace with changing technology, we must continuously implement new information technology systems as well as enhance our existing systems. Moreover, the successful execution of some of our growth strategies, in particular the expansion of our connected customer and online capabilities, is dependent on the design and implementation of new systems and technologies and/or the enhancement of existing systems. If we encounter implementation or usage problems with these new systems or other related systems and infrastructure, or if the systems do not operate as intended, do not give rise to anticipated benefits, or fail to integrate properly with our other systems or software platforms, then the costs of such new information technology systems may be more than we anticipate. Any disruption in our information systems, or delays or difficulties in implementing or integrating new systems or enhancing or expanding current systems, could have a material adverse effect on our business and our operating results and could lead to reduced net revenues and reputational damage.
We rely on a variety of information technologies to operate our business, and our inability to successfully adopt new or improved technologies in a timely fashion may weaken our ability to effectively compete or otherwise adversely affect our business, financial condition, and operating results.
We are not able to forecast the utility or impact of new or improved technologies in our business, including changes in consumer or employee behavior facilitated by these technologies. In light of the increased public interest and technological advancements in artificial intelligence and other similar technologies, our failure to efficiently incorporate such technologies into our business at the same pace as our competitors may result in our competitors obtaining significant competitive advantages over us and result in deterioration of our financial performance. We may pursue certain of those technologies and consumer offerings if we believe they offer a sustainable customer proposition and can be successfully integrated into our business model. However, we cannot predict consumer acceptance of these technologies or their impact on our business. We may incorporate traditional or generative artificial intelligence solutions into our business, and these solutions may become important in our operations over time. Our incorporation of such technologies into our business may require substantial resources to be expended and divert the attention of our management and may also prove to be unsuccessful or even harmful to our business, including by producing inaccurate data or results. The use of these artificial intelligence solutions may expose us to additional risks and expenses, including if we were to incorporate artificial intelligence technologies that we become dependent on or fail to adopt artificial intelligence in a timely or effective manner, and may also increase the risk that we become subject to claims that we violate third-party intellectual property, publicity or data rights, or consumer class actions and other consumer claims. There has also been increased scrutiny from regulators and other bodies regarding the use of data in connection with artificial intelligence and similar technologies and around use of personal data in a manner that may involve identifying, tracking or marketing to individuals. The legal regimes and enforcement actions associated with artificial intelligence continue to change rapidly and may not be predictable. If we adopt such technologies, public perception that using artificial intelligence is unethical, insecure, biased or otherwise inappropriate—whether justified or not—could harm our reputation, increase scrutiny from or actions by regulators, consumer groups or other third parties, increase the scope of regulation or government restrictions affecting us, involve us in litigation or otherwise have a material adverse impact on our businesses or financial position.
We are subject to payments-related risks that could increase our operating costs, expose us to fraud, subject us to potential liability and potentially disrupt our business.
We accept payments using a variety of methods, including credit cards, cash, private label credit, debit cards, gift cards, Affirm, Klarna and physical bank checks. These payment options subject us to many compliance requirements, including, but not limited to, compliance with the Payment Card Industry Data Security Standard, which represents a common set of industry tools and measurements to help ensure the safe handling of sensitive payment information, and compliance with contracts with our third-party processors. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and increase our operating costs and we may be unable to pass through these costs to customers. These payment options also subject us to potential fraud by criminal elements seeking to discover and take advantage of security vulnerabilities that may exist in some of these payment systems. We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards and gift cards, and it could disrupt or harm our business if these companies become unwilling or unable to provide these services to us, experience a data security incident or fail to comply with applicable rules and industry standards. We are also subject to payment card association operating rules, including data security rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems (or those of our third-party processors) or payment card information of our customers are breached or compromised, we may face civil liability, we may be liable for card issuing banks’ costs, subject to fines and higher transaction fees, lose our ability to accept credit cards and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments, and we could lose the confidence of customers and our business, each of which could adversely affect our financial condition, and operating results.
We rely extensively on computer systems to process transactions, summarize results and manage our business. Disruptions in both our primary and back-up systems could adversely affect our business and operating results.
Our primary and back-up computer systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, natural disasters and errors by employees. Though losses arising from some of these issues would be covered by insurance, interruptions of our critical business computer systems or failure of our back-up systems could reduce our sales or result in longer production times. If our critical business computer systems or back-up systems are damaged or cease to function properly, we may have to make a significant investment to repair or replace them.
Unauthorized disclosure of sensitive or confidential information, whether through a breach of our computer systems or otherwise, could severely hurt our business.
Certain aspects of our business involve the receipt, storage and transmission of customers’ personal information and customer preferences, as well as confidential information about our associates, our suppliers and our Company, some of which is entrusted to third-party service providers and vendors. Despite the security measures we have in place, our facilities and systems, and those of third parties with which we do business, have been subject to and may in the future be vulnerable to security breaches, acts of vandalism and theft, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events. In addition, the rapid evolution and increased adoption of artificial intelligence technologies may intensify these cybersecurity risks.
An electronic security breach in our systems (or in the systems of third parties with which we do business) that results in the unauthorized release of individually identifiable information about customers or other sensitive data could occur and have a material adverse effect on our reputation, lead to substantial financial losses from remedial actions, and lead to a substantial loss of business and other liabilities, including possible punitive damages. In addition, as the regulatory environment relating to retailers and other companies’ obligation to protect such sensitive data becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could result in additional costs, and a material failure on our part to comply could subject us to fines, other regulatory sanctions and lawsuits.
Risks Related to Our Intellectual Property
Our intellectual property rights are valuable, and any failure to protect them could reduce the value of our products and brand and harm our business.
We regard our intellectual property as having significant value, and our brand is an important factor in the marketing of our products. We rely on trademark, trade secret and other intellectual property protections, agreements and other methods with our employees and others to protect our proprietary rights. For a variety of reasons, we might not be able to obtain protection in the United States or internationally for all of our intellectual property. We cannot assure you that the steps we take to protect our trademarks or other intellectual property will be adequate to prevent others from copying or using our trademarks or other intellectual property without authorization, which could harm the value of our brand, our competitive advantages or our business.
We might be required to spend significant resources to monitor and protect our intellectual property rights. We may not be able to discover or determine the extent of any infringement, misappropriation or other violation of our intellectual property rights, confidential information or other proprietary rights. We have in the past initiated, and may in the future initiate, claims or litigation against others for infringement, misappropriation or violation of our intellectual property rights, confidential information or proprietary rights or to establish the validity of such rights. We have from time to time encountered other retailers selling products substantially similar to our products or misrepresenting that the products such retailers were selling were our products. We cannot assure you that the steps taken by us to protect our intellectual property rights will be adequate to prevent some infringement of our rights by others (especially with respect to infringement by non-United States entities with no physical United States presence and in countries outside of the United States that do not have laws to protect against “squatting,” or in “first-to-file” nations where trademark rights can be obtained despite a third party’s prior use), including imitation of our products and misappropriation of our images and brand. Despite our efforts, we also may be unable to prevent former employees, consultants or independent contractors from infringing upon, misappropriating, disclosing or otherwise violating our intellectual property rights, confidential information and other proprietary rights.
If we are unable to protect and maintain our intellectual property rights, the value of our brand could be diminished, and our competitive position could suffer. The costs of defending and enforcing our intellectual property assets may incur significant time, legal expense and other resources, including the attention of our management. While we take steps to protect and enforce our intellectual property rights, because of factors beyond our control, we may not be entirely successful in protecting our intellectual property, enforcing our rights or collecting on judgments.
If we are unable to protect, acquire, use or maintain our marks and domain names for our sites, our business and operating results could be harmed.
We are the owner of various trademarks for our brands and hold trademark registrations in the United States and Canada, but we have not sought registrations for our trademarks in all major jurisdictions worldwide. We also own the Internet domain name registrations for the Bob’s Discount Furniture websites such as mybobs.com. Rights in trademarks are generally national in character, and are obtained on a country-by-country basis by the first person to obtain protection through registration (or in some jurisdictions such as the United States, use) in that country in connection with specified products and services. Some countries’ laws do not protect unregistered trademarks at all, or make them more difficult to enforce, and third parties may have filed for “Bob’s Discount Furniture” or similar marks in countries where we have not yet obtained applicable trademark registrations. There is also a risk that our growth could be limited or unavailable due to preexisting third-party intellectual property rights, whether registered or unregistered.

Third parties may use trademarks and brand names similar to our trademarks and brand names, and any potential confusion as to the source of goods or services could have an adverse effect on our business and may inhibit our ability to build name recognition in our markets of interest. Third parties may also oppose our trademark applications or otherwise challenge our use of the trademarks. If our trademarks are successfully challenged, we could be forced to rebrand our products which could result in the loss of brand recognition and could require additional resources devoted to advertising and marketing new brands.
We may not be able to claim or assert trademark or unfair competition claims against third parties for any number of reasons, and our trademarks may be found invalid or unenforceable. A judge, jury or other adjudicative body may find that the conduct of competitors does not infringe or violate our trademark rights. Third parties may claim that the use of our trademarks and branding infringe, dilute or otherwise violate the common law or registered marks of that party, or that our sales and marketing efforts constitute unfair competition. Such claims could result in injunctive relief prohibiting the use of our marks, branding and marketing activities, and significant damages, treble damages and attorneys’ fees and costs could be awarded as a result of such claims. Moreover, United States or foreign trademark offices may refuse to grant existing and future trademark applications and may cancel or partially cancel trademark registrations.
We may be involved in disputes from time to time relating to our intellectual property and the intellectual property of third parties.
We are and may continue to become parties to disputes from time-to-time over rights and obligations concerning intellectual property, and we may not prevail in these disputes. Third parties have and may raise future claims against us alleging infringement or violation of the intellectual property of such third party, including assertions that our products or marketing activities infringe or violate such third party’s intellectual property rights. The asserted claims and/or litigation could include claims against us or our suppliers alleging infringement of intellectual property rights with respect to our marketing materials, products or components of such products. Regardless of the merit of the claims, if our marketing materials or products are alleged to infringe or violate the intellectual property rights of other parties, we could incur substantial costs and we may have to, among other things: (a) obtain licenses to use such intellectual property rights, which may not be available on commercially reasonable terms, or at all; (b) redesign our products or change our marketing activities to avoid infringement or other violations of the intellectual property rights of others; (c) stop using the subject matter protected by the intellectual property held by others; or (d) pay significant compensatory and/or enhanced damages, attorneys’ fees and costs.
Even if we prevail in such disputes, the costs we incur in defending such dispute may be material and costly. Some third-party intellectual property rights may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid violating any such intellectual property rights. Any such intellectual property claim could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether such claim has merit.
Risks Related to Our Indebtedness
The credit agreement governing our Revolving Credit Facility contains covenants, which may restrict our current and future operations and could adversely affect our ability to execute our business needs.
The credit agreement governing our Revolving Credit Facility, dated as of February 12, 2014, as amended, among BDF Acquisition Corp., as borrower, Royal Bank of Canada, as administrative agent and collateral agent, the lenders from time to time party thereto, and the other parties thereto (the “ABL Credit Agreement”) contains restrictive covenants that limit our ability to, among other things, incur certain additional indebtedness, make certain investments, merge, dissolve, liquidate or consolidate all or substantially all of our assets, make certain dispositions or restricted payments, enter into certain transactions with affiliates, pay dividends and distributions on capital stock or make certain amendments to our organizational documents. The terms of the Revolving Credit Facility may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute business strategies in the means or manner desired. Further, complying with these covenants could make it more difficult for us to successfully execute our business strategy, invest in our growth strategy and compete against our competitors who may not be subject to such restrictions. In addition, we may not be able to generate sufficient cash flow to meet the financial covenants or pay the principal or interest thereunder.
If we are unable to comply with our payment requirements, our lender may accelerate our obligations under the Revolving Credit Facility and foreclose upon the collateral, or we may be forced to sell assets, restructure our indebtedness or seek additional equity capital, which would dilute our stockholders’ interests. If we fail to comply with our covenants under the Revolving Credit Facility, it could result in an event of default thereunder and our lenders could accelerate the entire indebtedness, which could cause us to be unable to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may be on terms that are unfavorable to us.
The amount of borrowings permitted under the Revolving Credit Facility may fluctuate significantly, which may adversely affect our business, results of operations and financial condition.
The amount of borrowings permitted at any one time under the Revolving Credit Facility is subject to certain borrowing base valuations of the collateral thereunder, net of certain reserves. As a result, our access to credit under the Revolving Credit Facility is potentially subject to significant fluctuations depending on the value of the borrowing base of eligible assets as of any measurement date, as well as certain discretionary rights of the agents in respect of the calculation of such borrowing base values. The inability to borrow under the Revolving Credit Facility could have a material adverse effect on our business, financial condition, results of operations, liquidity and stock price.
General Risks
Federal, state or local laws and regulations, or our failure to comply with such laws and regulations, could increase our expenses, restrict our ability to conduct our business and expose us to legal risks.
We are subject to a wide range of general and industry-specific laws and regulations imposed by federal, state and local authorities in the countries in which we operate, including those related to customs, foreign operations (such as the Foreign Corrupt Practices Act), truth-in-advertising, consumer protection and privacy (such as the CCPA and TCPA), product safety (such as the Formaldehyde Standards in Composite Wood Products Act), the environment (such as the Lacey Act), import and export controls (such as the Uyghur Forced Labor Prevention Act), intellectual property infringement, zoning and occupancy matters, as well as the operation of retail stores and distribution facilities. In addition, various federal and state laws govern our relationship with, and other matters pertaining to, our associates, including wage and hour laws, laws governing independent contractor classifications, requirements to provide meal and rest periods or other benefits, family leave mandates, requirements regarding working conditions and accommodations to certain associates, citizenship or work authorization and related requirements, insurance and workers’ compensation rules and anti-discrimination laws. In recent years, we and other parties in the furniture industry have been or currently are parties to litigation involving claims that allege violations of these laws, including claims related to product safety and patent claims. In addition, there has been an increase in the number of wage and hour class action claims that allege misclassification of overtime eligible workers and/or failure to pay overtime-eligible workers for all hours worked, particularly in the retail industry, and we may be involved in such claims in the future. Although we believe that we have complied with these laws and regulations, there is nevertheless a risk that we will become subject to additional claims that allege we have failed to do so. Any claim that alleges a failure by us to comply with any of these laws and regulations may subject us to fines, penalties, injunctions, litigation and/or potential criminal violations, which could have a material adverse effect on our business, financial condition, results of operations, liquidity and stock price.
Certain of our products may require us to spend significant time and resources in order to comply with applicable advertising, labeling, importation, exportation, environmental, health and safety laws and regulations because if we violate these laws or regulations, we could experience delays in shipments of our goods, be subject to fines or penalties, be liable for costs and damages or suffer reputational harm, any of which could reduce demand for our products and adversely affect our business, financial condition, and operating results. Any changes to these laws or regulations or any new laws or regulations that are passed or go into effect may make it more difficult for us to operate our business and in turn adversely affect our operating results.

We are engaged in various legal actions, claims and proceedings arising in the ordinary course of business and, while we cannot predict the outcomes of such proceedings and other contingencies with certainty, this litigation and any potential future litigation could have an adverse impact on us.
We are engaged in various legal actions, claims and proceedings arising in the ordinary course of business, including claims related to breach of contract, product liabilities, intellectual property matters and employment-related matters resulting from our business activities. As with most actions such as these, an estimate of any possible and/or ultimate liability cannot always be determined. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors. Additionally, we cannot guarantee that we will not become engaged in additional legal actions, claims, proceedings or governmental investigations in the future. Any such action could result in negative publicity, harm to our reputation and adversely affect our business, financial condition, results of operations, liquidity and stock price.
Moreover, our operations are characterized by a high volume of customer traffic and by transactions involving a wide array of product selections. These operations carry a higher exposure to customer litigation risk when compared to the operations of companies operating in many other industries. Consequently, we have been, and may in the future be from time to time, involved in lawsuits seeking cash settlements for alleged personal injuries, property damage and other business-related matters, as well as product liability and other legal actions in the ordinary course of our business. While these actions are generally routine in nature and incidental to the operation of our business, if our assessment of any action or actions should prove inaccurate and/or if we are unsuccessful in our defense in these litigation matters, or any other legal proceeding, we may be forced to pay damages or fines, enter into consent decrees or change our business practices, any of which could adversely affect our business, financial condition, results of operations, liquidity and stock price. Further, adverse publicity about customer or other litigation may negatively affect us, regardless of whether the allegations are true, by discouraging customers from purchasing our products.
We are subject to risks related to corporate social responsibility.
Our business could face public scrutiny related to environmental, social and governance (“ESG”) activities. We risk damage to our brand and reputation if we fail to act responsibly in a number of areas, environmental stewardship, corporate governance and transparency. We will incur additional expenses as we continue to execute our ESG framework in the coming years, such as coordinating audits of social compliance at our overseas suppliers. Adverse incidents could impact the value of our brand, the cost of our operations and relationships with investors, all of which could adversely affect our business, financial condition, results of operations, liquidity and stock price.
Our insurance coverage may be inadequate to cover all the liabilities we may incur.
We carry comprehensive insurance against the hazards and risks underlying our operations. We believe our insurance policies are customary in the industry; however, some losses and liabilities associated with our operations may not be covered by our insurance policies. In addition, there can be no assurance that we will be able to obtain similar insurance coverage on favorable terms, or at all, in the future. Significant uninsured losses and liabilities could have a material adverse effect on our business, financial condition, results of operations, liquidity and stock price. In addition, our insurance is subject to deductibles. As a result, certain large claims, even if covered by insurance, may require a substantial cash outlay by us, which could have a material adverse effect on our business, financial condition, results of operations, liquidity and stock price.
Risks Related to Ownership of our Common Stock and this Offering.
There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. If our stock price fluctuates after this offering, you could lose a significant part of your investment.
Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market on the                 , or otherwise or how active and liquid that market may come to be. If an active trading market does not develop, you may have difficulty selling any of the common stock that you buy.

Negotiations between us and the underwriters have determined the initial public offering price for our common stock, which may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering. The market price of our common stock may be influenced by many factors including:
•variations in our operating results compared to market expectations or any guidance given by us, or changes in our guidance or guidance practices;
•changes in the preferences of our customers;
•low total comparable sales growth and gross margins compared to market expectations;
•the failure of securities analysts to cover us after this offering or changes in financial estimates by the analysts who cover us, our competitors or our industry;
•economic, legal and regulatory factors unrelated to our performance;
•changes in consumer spending or the economy, including periods of high inflation;
•increased competition or stock price performance of our competitors;
•strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•actual or anticipated variations in our or our competitors’ operating results, and our competitors’ growth rates;
•future sales of our common stock or the perception that such sales may occur;
•changes in senior management or key personnel;
•changes in laws or regulations, or new interpretations or applications of laws and regulations that are applicable to our business; lawsuits, enforcement actions and other claims by third parties or governmental authorities;
•action by institutional stockholders or other large stockholders;
•events beyond our control, such as war, terrorist attacks, natural disasters, severe weather and widespread illness, public health emergencies or pandemics; and
•the other factors listed in this “Risk Factors” section.
As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. In addition, our stock price may be volatile. The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. Accordingly, these broad market fluctuations, as well as general economic, political and market conditions, such as recessions or interest rate changes, may significantly reduce the market price of the common stock, regardless of our operating performance. In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could result in substantial costs and divert resources and our management’s attention from other business concerns, regardless of the outcome of such litigation.
We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.
As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the

listing requirements of                  , and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance, and other personnel in connection with our becoming, and our efforts to comply with the requirements of being a public company, and our management and other personnel will need to devote a substantial amount of time to maintaining compliance with these requirements. Our management and other personnel will also need to devote a substantial amount of time to compliance with the additional reporting requirements of the Exchange Act. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our common stock adversely, our stock price and trading volume could decline.
The trading market for our common stock is and will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our common stock or describe us or our business in a negative manner, the price of our common stock would likely decline. If one or more of these analysts cease coverage of our Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our common stock to decline. In addition, if we fail to meet the expectations and forecasts for our business provided by securities analysts, the price of our common stock could decline.
Because Bain Capital owns a significant percentage of our common stock, it may control all major corporate decisions and its interests may conflict with your interests as an owner of our common stock and our interests.
We are controlled by Bain Capital, which owns     % of our common stock and will own approximately      % after the consummation of this offering. Accordingly, Bain Capital currently controls the election of our directors and could exercise a controlling interest over our business, affairs and policies, including the appointment of our management and the entering into of business combinations or dispositions and other corporate transactions. The directors Bain Capital elects have the authority to incur additional debt, issue or repurchase stock, declare dividends and make other decisions that could be detrimental to stockholders. Pursuant to our second amended and restated certificate of incorporation, following this offering, Bain Capital will have specified board representation rights, governance rights and other rights, including Bain Capital having the right to nominate designees to our Board of Directors (the “Board of Directors”) on a sliding scale based on Bain Capital’s ownership of our common stock. See “Management—Board Composition and Director Independence.” In addition, in connection with this offering, we will enter into the Amended and Restated Stockholders Agreement with Bain Capital and certain of our other existing stockholders, pursuant to which Bain Capital will have certain registration rights and other rights. Even if Bain Capital were to own or control less than a majority of our total outstanding shares of common stock, it will be able to influence the outcome of corporate actions so long as it owns a significant portion of our total outstanding shares of common stock.
Bain Capital may have interests that are different from yours and may vote in a way with which you disagree and that may be adverse to your interests. In addition, Bain Capital’s concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our common stock to decline or prevent our stockholders from realizing a premium over the market price for their common stock.
Additionally, Bain Capital is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or supply us with goods and services. Bain Capital may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Stockholders should consider that the interests of Bain Capital may differ from their interests in material respects.
Following the consummation of this offering, we will be a “controlled company” within the meaning of the rules of                   and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements; you will not have the same protections afforded to stockholders of companies that are subject to all such requirements.
Following the consummation of this offering, Bain Capital will continue to control a majority of our outstanding common stock. As a result, we expect to be a “controlled company” within the meaning of the                   corporate governance standards. A company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” within the meaning of the                   rules and may elect not to comply with certain corporate governance requirements of the                  , including:
•the requirement that a majority of our Board of Directors consist of independent directors;
•the requirement that we have a nominating/corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•the requirement that we have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
For at least a period of time following this offering, we intend to utilize certain of these exemptions. As a result, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of                  . Our status as a “controlled company” could make our common stock less attractive to some investors or otherwise harm the trading price of our common stock.
Certain of our directors may have conflicts of interest because of their ownership of equity interests of, and their employment with, Bain Capital and its affiliates.
Certain of our directors hold ownership interests in affiliates of Bain Capital or ownership in and employment positions with its affiliates. Such interests in affiliates of Bain Capital by our directors could create, or appear to create, potential conflicts of interest when our directors are faced with decisions that could have different implications for us and for Bain Capital or its affiliates. We cannot assure you that any conflicts of interest will be resolved in our favor.
Our second amended and restated certificate of incorporation after this offering will contain a provision renouncing our interest and expectancy in certain corporate opportunities, which could adversely impact our business.
Bain Capital and the members of our Board of Directors who are affiliated with them, by the terms of our second amended and restated certificate of incorporation, will not be required to offer us any corporate opportunity of which they become aware and can take any such corporate opportunity for themselves or offer it to other companies in which they have an investment. We, by the terms of our second amended and restated certificate of incorporation, will expressly renounce any interest or expectancy in any such corporate opportunity to the extent permitted under applicable law, even if the opportunity is one that we or our subsidiaries might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Our certificate of incorporation will not be able to be amended to eliminate our renunciation of any such corporate opportunity arising prior to the date of any such amendment.
Bain Capital and certain of its affiliates are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations, liquidity and stock price if Bain Capital and its affiliates allocate attractive corporate opportunities to themselves or their affiliates instead of to us.
Future sales, or the perception of future sales, of our common stock may depress the price of our common stock. In addition, a significant portion of our common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.
If we sell, or any of our stockholders sells, a large number of shares of our common stock, or if we issue a large number of shares in connection with future acquisitions, financings, equity incentive plans or other circumstances, the market price of our common stock could decline significantly. Moreover, the perception in the public market that we or our stockholders might sell shares of our common stock could depress the market price of those shares.
We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances or sales of our shares will have on the market price of such shares. Possible sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem necessary or appropriate.
Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders’ ability to transfer shares of our common stock for 180 days from the date of this prospectus, subject to certain exceptions. The lock-up agreements limit the number of shares of common stock that may be sold immediately following the public offering. After this offering, we will have                   outstanding shares of common stock based on the number of shares outstanding. Subject to limitations,                   shares will become eligible for sale upon expiration of the lock-up period, as calculated and described in more detail in the section entitled “Shares Eligible for Future Sale.” In addition, none of the shares issued or issuable upon exercise of options vested as of the expiration of the lock-up period will be eligible for sale at that time. Further, the representatives of the underwriters may, in their sole discretion, release all or some portion of the shares subject to the lock-up agreements at any time and for any reason. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these agreements, could have a material and adverse effect on the trading price of our common stock.
Moreover, after this offering, holders of                  % of our outstanding common stock will have rights pursuant to the Amended and Restated Stockholders Agreement, subject to certain conditions such as the 180-day lock-up arrangement described above, to require us to file registration statements for the public sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Registration of these shares under the Securities Act of 1933, as amended (the “Securities Act”), except for shares held by our affiliates as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material and adverse effect on the trading price of our common stock.
Our second amended and restated certificate of incorporation will contain exclusive forum provisions, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our second amended and restated certificate of incorporation, which will become effective immediately prior to the consummation of this offering, provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law (“DGCL”), our second amended and restated certificate of incorporation or our second amended and restated bylaws, any action to interpret, apply or enforce or determine the validity of our second amended and restated certificate of incorporation or second amended and restated bylaws, any action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our second amended and restated certificate of incorporation also provides that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against any defendant arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. Such provision is intended to benefit and may be enforced by us, our officers and directors, employees and agents, including underwriters and any other professional or entity who has prepared or certified any part of this prospectus. Nothing in our second amended and restated certificate of incorporation precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.
We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive-forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision contained in our second amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, results of operations, liquidity and stock price.
New investors in our common stock will incur immediate dilution as a result of this offering.
If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate dilution of $                  per share, representing the difference between the assumed initial public offering price of $                  per share, the midpoint of the price range as set forth on the cover page of this prospectus, and our as further adjusted net tangible book value (deficit) per share after giving effect to this offering and the application of the net proceeds from this offering. Additionally, pursuant to our second amended and restated bylaws, our Board of Directors will have the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock. See “Dilution” for more information.
We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.
We currently intend to use the net proceeds from this offering, including any net proceeds from the underwriters’ exercise of the option to purchase additional shares from us, for general corporate purposes. See the section titled “Use of Proceeds” for more information.
To the extent the net proceeds from this offering are used for general corporate purposes, our management will have broad discretion in the application of the net proceeds from this offering. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-

term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.
Delaware law and provisions in our second amended and restated certificate of incorporation and second amended and restated bylaws could make a merger, tender offer or proxy contest more difficult, limit attempts by our stockholders to replace or remove our current management and depress the market price of our common stock.
In addition to Bain Capital’s beneficial ownership of a substantial percentage of our common stock, provisions in our second amended and restated certificate of incorporation and second amended and restated bylaws, each of which will become effective immediately prior to the consummation of this offering, and Delaware law could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders, and could also make it difficult for stockholders to elect directors that are not nominated by the current members of our Board of Directors or take other corporate actions, including effecting changes in our management. These provisions include a classified board of directors and the ability of our Board of Directors to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquiror. Our second amended and restated certificate of incorporation will also impose some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock other than Bain Capital. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the company may be unsuccessful.
These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire. See “Description of Capital Stock— Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws and Certain Provisions of Delaware Law.”

Cautionary Note Regarding Forward-Looking Statements
This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies and other future conditions. Forward-looking statements can generally be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements concerning: plans to open new stores, expand into new regions and increase market share; our ability to drive increased marketing efficiencies and lower customer acquisition costs as we grow; anticipated top-line growth and margin expansion; the capacity of our existing model to support future growth; our ability to manage supplier relationships; our digital expansion; and plans to increase brand awareness and increase comparable sales.
The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, factors and assumptions described in “Risk Factors” and elsewhere in this prospectus, including those relating to, among other things:
•our reliance on foreign manufacturing, suppliers and imports for our products;
•the significant competition within our industry;
•our ability to successfully anticipate or respond to changes in consumer preferences;
•global economic conditions and the effect of economic pressures and other business factors on discretionary consumer spending;
•managing the challenges associated with our planned new store growth;
•failures by our third-party suppliers or the unavailability of suitable suppliers at reasonable prices;
•failures of our vendors to meet our quality standards or applicable regulatory frameworks;
•disruption in our distribution capabilities, supply chain;
•our ability to protect our intellectual property rights;
•compliance with applicable governmental regulations;
•our ability to protect the privacy and security of information related to our customers, us, our employees or others;
•disruption in our information systems; and
•our ability to effectively manage our eCommerce platform and digital marketing efforts.
The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise, except as required by law.

Use of Proceeds
We estimate that the net proceeds to us from our issuance and sale of                   shares of common stock in this offering will be approximately $                  million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (or approximately $                  million if the underwriters exercise their option to purchase additional shares in full). This estimate assumes an initial public offering price of $                  per share, the midpoint of the price range as set forth on the cover page of this prospectus.
We intend to use the net proceeds from this offering for general corporate purposes.
Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above.
A $1.00 increase (decrease) in the assumed public offering price of $                  per share, the midpoint of the price range as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $                  million (or approximately $                  million if the underwriters exercise their option to purchase additional shares of common stock in full), assuming the number of shares we offer, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) in the number of shares offered by us by 1,000,000 shares would increase (decrease) the net proceeds to us from this offering by approximately $                  million (or approximately $                  million if the underwriters exercise their option to purchase additional shares of common stock in full), assuming the initial public offering price per share as set forth on the cover page of this prospectus remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dividend Policy
We do not currently pay dividends and do not currently anticipate paying dividends on our common stock in the future. Following completion of the offering, our Board of Directors does not currently intend to pay dividends on our common stock. However, we expect to reevaluate our dividend policy on a regular basis following the offering and may, subject to compliance with the covenants contained in our credit facilities and other considerations, determine to pay dividends in the future. The declaration, amount and payment of any future dividends on shares of our common stock will be at the sole discretion of our Board of Directors, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and any other factors that our Board of Directors may deem relevant. Further, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries. Our ability to pay dividends will therefore be restricted as a result of restrictions on their ability to pay dividends to us under the ABL Credit Agreement and under any other current and future indebtedness that we or they may incur. See “Risk Factors—Risks Related to Ownership of our Common Stock and this Offering” and “Description of Certain Indebtedness” included elsewhere in this prospectus for further detail on the restrictions on our ability to pay dividends.

Capitalization
The following table sets forth our cash and cash equivalents and our capitalization as of September 28, 2025:
•on an actual basis;
•on an as adjusted basis to give effect to the effectiveness of our second amended and restated certificate of incorporation and our second amended and restated bylaws, upon the closing of this offering; and
•on an as further adjusted basis to give further effect to (1) the adjustments described above and (2) the issuance of shares of common stock by us in this offering and the receipt of approximately $                  million in net proceeds to us from the sale of such shares, assuming an initial public offering price of $                  per share, the midpoint of the price range as set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The as adjusted and as further adjusted information set forth in the table below is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in “Use of Proceeds,” “Summary Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

As of September 28, 2025
(in thousands except share and per share data)	Actual	As Adjusted	As Further Adjusted
Cash and cash equivalents	$	$	$
Long-term debt, including current portion:
Revolving Credit Facility
Total debt
Stockholders’ Equity:
Preferred stock, $0.01 par value; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, as adjusted and as further adjusted	—	—	—
Common stock, $0.0001 par value; shares authorized, shares issued and outstanding, actual; shares authorized, issued and outstanding, as adjusted; shares authorized, issued and outstanding, as further adjusted

Additional paid-in capital
Treasury shares, at cost, shares, actual, as adjusted and as further adjusted
Retained earnings
Total stockholders’ equity
Total capitalization	$	$	$
The number of shares of common stock to be outstanding after this offering is based on                   shares of common stock outstanding as of , and excludes                   shares of common stock reserved for future issuance under our equity incentive plans.
A $1.00 increase (decrease) in the assumed initial public offering price of $                  per share, the midpoint of the price range as set forth on the cover page of this prospectus, would increase (decrease) the as further adjusted amount of each of cash and cash equivalents, total stockholders’ equity and total capitalization by approximately $                  million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) in the number of shares offered by us by 1,000,000 shares would increase (decrease) the as further adjusted amount of each of cash and cash equivalents and total stockholders’ equity by approximately $                  million, assuming the initial public offering price per share as set forth on the cover page of this prospectus remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution
If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the as further adjusted net tangible book value (deficit) per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of our common stock is expected to be substantially higher than the as further adjusted net tangible book value (deficit) per share of our common stock attributable to the existing stockholders for the shares of our common stock outstanding prior to this offering.
As of September 28, 2025, we had a historical net tangible book value (deficit) of $                , or $                 per share, based on               shares of common stock outstanding as of               . We calculate net tangible book value (deficit) per share by taking the amount of our total tangible assets (total assets less goodwill and intangible assets), reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of our common stock outstanding.
After giving further effect to our issuance and sale of shares of our common stock in this offering assuming an initial public offering price of $                 per share, the midpoint of the offering range as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as further adjusted net tangible book value as of September 28, 2025 would have been approximately $                 million, or $                 per share of common stock. This amount represents an immediate increase in net tangible book deficit of $                 per share of our common stock to the existing stockholders and immediate dilution of $                 per share of our common stock to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of September 28, 2025	$
Increase in as further adjusted net tangible book value (deficit) per share attributable to new investors purchasing common stock in this offering
As further adjusted net tangible book value per share, after giving effect to this offering
Dilution per share to new investors purchasing common stock in this offering		$
If the underwriters exercise their option in full to purchase additional shares, the as further adjusted net tangible book value per share of our common stock after giving effect to this offering would be $                 per share of our common stock. This represents an increase in as further adjusted net tangible book value of $                 per share of our common stock to existing stockholders and dilution in as further adjusted net tangible book value of $                 per share of our common stock to new investors.
Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share would increase (decrease) the as further adjusted net tangible book value per share of our common stock after giving effect to this offering by approximately $                 million, or by $                 per share of our common stock, assuming no change to the number of shares of our common stock offered by us as set forth on the front cover page of this prospectus and after deducting the estimated underwriting discounts and expenses payable by us. An increase (decrease) in the number of shares offered by us by 1,000,000 shares would increase (decrease) our as further adjusted net tangible book value by approximately $                 million (or approximately $                 million if the underwriters exercise their option to purchase additional shares of common stock in full), or $                 per share assuming the initial public offering price per share as set forth on the cover page of this prospectus remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The following table summarizes, as of September 28, 2025, on the as further adjusted basis described above, the total number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share of our common stock paid by purchasers of such shares and by new investors purchasing shares of our common stock in this offering.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders		%		%	$
New investors					$
Total		100%		100%
Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share would increase (decrease) the total consideration paid by new investors by $                 million and increase (decrease) the percent of total consideration paid by new investors by                 %, assuming no change to the number of shares of our common stock offered by us as set forth on the front cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The number of shares of common stock to be outstanding after this offering is based on                  shares of common stock outstanding as of , and excludes                  shares of common stock reserved for future issuance under our equity incentive plans.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and notes thereto for fiscal year 2024, fiscal year 2023 and fiscal year 2022. Some of the information included in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
Bob’s Discount Furniture is a rapidly growing, nationally proven omnichannel retailer of value home furnishings with 198 showrooms as of June 29, 2025 across 26 U.S. states. We offer quality, stylish products at everyday low prices, which we estimate are on average approximately 10% below our value-oriented furniture competitors’ lowest promoted prices, which we estimate is equivalent to approximately 20-25% below their listed prices. Our value proposition is made possible by our curated merchandising strategy, with SKU counts approximately one-third narrower than value-oriented furniture competitors, longstanding sourcing relationships and efficient supply chains.
Our showrooms provide a convenient and fun shopping experience, supported by our trained, tech-enabled guest experience specialists. Our omnichannel capabilities allow customers to shop in-store, online, over the phone and via our mobile app. We leverage efficient fulfillment services to ensure most purchases can be delivered in as few as three days.
We have a proven, profitable and portable store model that has produced consistent financial returns across vintages, geographic regions and population densities. Nearly all of our stores were profitable on a four-wall basis in fiscal year 2024 and our new stores have achieved AUVs of $9 million, a payback period of approximately two years and cash-on-cash returns of 80% by their fifth year of operation. We believe our business model and new store unit economics, plus the expansive and fragmented $182 billion home furnishings industry (excluding barbecues as of 2024), provides us with an opportunity to expand our store base in both existing and new geographies to over 500 stores by 2035. Our ability to open profitable new stores depends on multiple factors, including our ability to identify suitable markets and sites, negotiate leases with acceptable terms, support new locations with qualified managers and achieve brand awareness in new markets. For further information see “Risk Factors – Risks Related to Our Business.”
During fiscal year 2024, our key long-term strategic accomplishments included:
•opening 19 new stores;
•launching a new comprehensive assortment strategy;
•implementing a strategic sourcing plan;
•determining strategies for comparable sales growth in both our retail and online channels;
•focusing on growing profitability through cost optimization and the expansion of strategic pricing initiatives; and
•identifying and beginning to invest in 20 new stores and two relocations in fiscal year 2025.
The COVID-19 pandemic served as a tailwind to the home furnishings industry in 2020 and 2021 and caused a surge in demand as the “stay-at-home” lifestyle led to consumers spending more time at home. This resulted in a market-wide pull forward, which subsequently led to a slowdown in the industry in the following years that was further exacerbated by increased interest rates and inflation. Bob’s has emerged stronger following this cycle and continues to show resilience and outperformance compared to the home furnishings industry. Though macro factors caused YoY declines in our comparable sales during fiscal years 2023 and 2024, we have continued to outperform relative to the home furnishings industry. For example, in fiscal year 2024 Bob’s revenue growth surpassed the home furnishings industry (excluding barbecues) by over 700bps on a YoY basis, and we plan to continue to build on that momentum through fiscal year 2025. We believe that our continued focus on capturing market share and providing exceptional value to customers through our broad assortment and everyday low price strategy, and making selected strategic growth investments while remaining disciplined to maintain profitability through cost control, have been instrumental in helping us show resilience and emerge stronger throughout this challenging housing market. However, the potential significance and duration of these macroeconomic difficulties is uncertain, and further pressures on the housing market could have an adverse impact on our business.
How We Assess the Performance of Our Business
We consider a variety of performance and financial measures in assessing the performance of our business. In addition to our results determined in accordance with U.S. GAAP, we regularly review KPIs and certain non-GAAP financial measures, including Adjusted net income and Adjusted earnings before interest, tax expense, depreciation and amortization (“Adjusted EBITDA”), to evaluate our business, measure our performance, identify trends in our business, prepare projections and make strategic decisions. We believe that these non-GAAP financial measures and KPIs are useful to our investors as they present an informative supplemental view of our results from period to period by removing the effect of non-recurring items. The non-GAAP financial measures and KPIs presented herein are specific to us and may not be comparable to similar measures disclosed by other companies because of differing methods used by other companies in calculating them. The key measures we use to determine how our business is performing are: net revenues, gross profit and gross margin, selling, general and administrative expenses (“SG&A”), operating income, net income, comparable sales growth, number of new stores, number of stores, Adjusted net income and Adjusted EBITDA.
Net Revenues
We recognize revenue when merchandise is transferred or services are provided to the customer. This primarily occurs when inventory is delivered and accepted by the customer and also occurs when inventory is purchased and picked up at a retail store or distribution center. The revenue from delivery and the sale of our third-party product protection plan, Goof Proof (as defined below), net of costs, is recognized at the time of the delivery of the related merchandise to the customer. Net revenues are presented net of returns and sales tax.
Gross Profit and Gross Margin
Gross profit is equal to our net revenues less our cost of sales. Cost of sales consists of actual product cost, the cost of transportation between our warehouses, suppliers, depots and retail stores and to deliver to customers’ homes, warranty costs, the cost of warehousing, inventory reserves and write-downs, and inventory shrinkage. Gross margin is gross profit as a percentage of our net revenues. Our gross margin is impacted by product mix, as some products generally provide higher gross margins, and by our merchandise costs and retail prices. Gross margin is also impacted by freight costs, the costs of distributing and transporting product to our stores, and occupancy costs related to distribution operations.
Selling, General and Administrative Expenses
SG&A expenses include the costs of selling our products and other general and administrative costs. Selling expenses consist primarily of compensation and benefits of our employees performing various sales functions, the occupancy costs of our retail stores and transaction losses. Compensation includes both variable costs, including commissions related to net revenue, and salaries and benefits. We expect certain of these expenses to continue to increase as we open new stores, develop new product categories and otherwise pursue our current business initiatives. General and administrative expenses included in SG&A expenses comprise primarily advertising expense, excluding pre-opening related costs, compensation and benefit costs for administrative employees, stock-based compensation, bank charges, and other administrative costs.
We expect that our SG&A expenses will increase in future periods due to additional legal, finance, insurance and other expenses that we expect to incur as a result of being a public company.

Pre-opening expenses
Pre-opening expenses include costs associated with opening new stores and new distribution centers for the duration of setup and preparation for opening. These costs primarily consist of rent and related occupancy expenses, marketing, payroll, and initial legal, permit, recruiting, and supplies expenses.
Operating Income
Operating income is gross profit less SG&A expenses, pre-opening expenses, loss on disposal of fixed assets, impairment of long-lived assets and restructuring charges. Operating income excludes interest income or expense, and income tax expense. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.
Net Income
Net income is operating income less other expense, net, and income tax expense.
Key Performance Indicators and Non-GAAP Financial Measures
Comparable Sales Growth
Comparable sales growth measures performance during the current reporting period against the performance of the comparable store sales and eCommerce sales in the corresponding period of the previous year. Comparable store sales consist of net revenues from our stores beginning on the first day of the 14th full fiscal month following the store’s opening, which is when we believe comparability is achieved. eCommerce sales consist of net revenues from online purchases during the current reporting period.
Opening new stores is a critical component of our growth strategy. Accordingly, comparable sales growth is only one measure we use to assess the success of our growth strategy. Definitions and calculations of comparable sales differ among companies in the retail industry; therefore, comparable sales growth disclosed by us may not be comparable to the metrics disclosed by other companies.
Various factors affect comparable sales growth, including:
•national and regional economic trends;
•housing affordability;
•the retail sales environment and other retail trends;
•the impact of competition;
•changes in our merchandise mix;
•the ability to identify and respond effectively to regional consumer preferences;
•spending habits of our customers, including levels of discretionary income;
•pricing;
•the growth of our channel mix in eCommerce;
•the ability to source and distribute products efficiently; and
•the use and timing of advertising and holiday events.

Number of Stores and Number of New Stores
The number of stores reflects the number of stores as of a particular date. The number of new stores reflects the number of stores opened during a particular reporting period. New stores require an initial capital investment from us for store build-outs, fixtures and equipment that we amortize over time, as well as cash required for inventory and pre-opening expenses. We expect new store growth to be the primary driver of our net revenue growth over the long-term. We lease all of our store locations. Our typical initial lease terms are approximately 10 years with options to renew for two successive five-year periods.
Adjusted Net Income and Adjusted EBITDA
Adjusted net income is defined as net income less items that are not indicative of the operating performance of the business, including, but not limited to, restructuring charges, gains on hedge accounting de-designation of interest rate cap, gains on sale of Connecticut income tax credits, losses on disposal of fixed assets, impairment of long-lived assets, senior executive termination benefits, management fee and other expenses and income not indicative of ongoing business operations and performance.
We define EBITDA as net income before interest expense, interest income, income tax expense, and depreciation and amortization expenses. Adjusted EBITDA represents EBITDA as further adjusted for items that are not indicative of the operating performance of the business, including but not limited to, stock-based compensation expense, restructuring charges, gains on hedge accounting de-designation of interest rate cap, gains on sale of Connecticut income tax credits, losses on disposal of fixed assets, impairment of long lived assets, senior executive termination benefits, management fee and other expenses or income not indicative of ongoing business operations and performance.
Adjusted net income and Adjusted EBITDA are key metrics used by management and our Board of Directors to assess our financial performance. We use these non-GAAP measures to evaluate the effectiveness of our business strategies, to make budgeting decisions, to evaluate our performance in connection with compensation decisions and to compare our performance against that of peer companies using similar measures. These non-GAAP measures are frequently used by analysts, investors, and other interested parties to evaluate companies in our industry. Management believes it is useful for investors and analysts to be able to evaluate these non-GAAP measures to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period-to-period comparisons. We believe that excluding items from net income and Adjusted EBITDA that may not be indicative of, or are unrelated to, our core operating results, and that may vary in frequency or magnitude, enhances the comparability of our results and is useful for analyzing trends in our business.
Adjusted net income and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income as a measure of financial performance or any other performance measure derived in accordance with GAAP, and they should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted net income and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. There can be no assurance that we will not modify the presentation of Adjusted net income and Adjusted EBITDA following this offering, and any such modification may be material. Our presentation of Adjusted net income and Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. In addition, other companies, including companies in our industry, may not calculate Adjusted net income and Adjusted EBITDA at all or may calculate Adjusted net income and Adjusted EBITDA differently and accordingly, are not necessarily comparable to similarly entitled measures of other companies, which reduces the usefulness of Adjusted net income and Adjusted EBITDA as tools for comparison.
Adjusted net income and Adjusted EBITDA have their limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are that Adjusted net income and Adjusted EBITDA:
•do not reflect every expenditure, future requirements for capital expenditures or contractual commitments;

•do not reflect changes in our working capital needs;
•do not reflect income tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate;
•do not reflect non-cash equity compensation, which will remain a key element of our overall equity-based compensation package; and
•do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations.
Although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA do not reflect any costs of such replacements.
Management compensates for these limitations by primarily relying on our GAAP results, while using Adjusted net income and Adjusted EBITDA as supplements to the corresponding GAAP financial measures.
Results of Operations
Comparison of Fiscal Years 2024 and 2023
The following tables summarize key components of our results of operations for the periods indicated:

	Fiscal Year Ended
	December 29, 2024		December 31, 2023		Increase (Decrease)
(in thousands, except percentages)	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	%(1)
Net revenues	$2,028,143	100.0%	$2,008,082	100.0%	$20,061	1.0%
Cost of sales	1,079,703	53.2%	1,073,355	53.5%	6,348	0.6%
Gross profit	948,440	46.8%	934,727	46.5%	13,713	1.5%
Selling, general, and administrative expenses	813,302	40.1%	806,938	40.2%	6,364	0.8%
Pre-opening expenses	15,326	0.8%	4,662	0.2%	10,664	228.7%
Loss on disposal of fixed assets	17	—%	2,226	0.1%	(2,209)	(99.2)%
Impairment of long-lived assets	2,061	0.1%	1,322	0.1%	739	55.9%
Restructuring charges	—	—%	1,760	0.1%	(1,760)	NM
Total operating expenses	830,706	41.0%	816,908	40.7%	13,798	1.7%
Operating income	117,734	5.8%	117,819	5.9%	(85)	(0.1)%
Interest expense	10,538	0.5%	19,872	1.0%	(9,334)	(47.0)%
Interest income	(2,450)	(0.1)%	(1,006)	(0.1)%	1,444	143.5%
Other income, net	(3,778)	(0.2)%	(3,665)	(0.2)%	113	3.1%
Total other expense, net	4,310	0.2%	15,201	0.8%	(10,891)	(71.6)%
Income before taxes	113,424	5.6%	102,618	5.1%	10,806	10.5%
Income tax expense	25,491	1.3%	24,519	1.2%	972	4.0%
Net income	$87,933	4.3%	$78,099	3.9%	9,834	12.6%
__________________
(1)NM refers to a value that is not meaningful.

Key Performance Indicators and Non-GAAP Financial Measures
	Fiscal Year Ended
	December 29, 2024		December 31, 2023		Increase (Decrease)
(in thousands, except percentages and number of stores)	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	%
Adjusted net income(1)	$90,754	4.5%	$83,239	4.1%	$7,515	9.0%
Adjusted EBITDA(1)	193,994	9.6%	195,037	9.7%	(1,043)	(0.5)%
Comparable sales growth	(3.4)%		(7.4)%
Number of new stores opened	19		7
Number of stores at period end	189		171
__________________
(1)Adjusted net income and Adjusted EBITDA are non-GAAP financial measures. Refer to “—Reconciliation of Non-GAAP Financial Measures” for reconciliations to the most comparable GAAP financial measures.
Net Revenues
Net revenues in fiscal year 2024 increased $20.1 million or 1.0% compared to fiscal year 2023. Our retail channel increased $4.9 million, or 0.3%, compared to fiscal year 2023 and our eCommerce channel increased $15.2 million, or 5.6%, compared to fiscal year 2023. The growth in our eCommerce channel was attributed to the full year impact of our website refresh in 2023, which increased our eCommerce mix to 14.1% of total sales in fiscal year 2024 from 13.5% of total sales in fiscal year 2023. The increase in total net revenues was primarily due to revenue from 19 new stores opened in fiscal year 2024 that contributed $72.6 million to net revenues. Net revenues also increased due to stronger customer conversion, and was partially offset by lower comparable store sales.
Comparable sales declined 3.4% in fiscal year 2024 compared to a decline of 7.4% in fiscal year 2023. Comparable sales declines were driven by overall challenges in the macroeconomic environment, including inflation, high interest rates, and a shift in consumer spending towards services. These factors contributed to a decline in industry-wide furniture demand, which adversely impacted our average order size and traffic, partially offset by higher conversion.
Gross Profit and Gross Margin
Gross profit in fiscal year 2024 increased $13.7 million or 1.5% compared to fiscal year 2023 driven by higher net revenues and targeted changes in product pricing across regional zones which increased product margin dollars. Gross margin increased to 46.8% compared to 46.5% in fiscal year 2023, driven by a reduction in average unit cost through vendor negotiations and improvements in our inventory management. Gross margin improvement was partially offset by higher average shipped cost per item, particularly during the second half of the year, related to ocean container availability and increased freight costs.
Selling, General and Administrative Expenses
SG&A expenses in fiscal year 2024 increased $6.4 million or 0.8% compared to fiscal year 2023 primarily due to higher occupancy costs of approximately $10.5 million as a result of an increase in the number of retail stores. SG&A also increased due to growth in marketing spend of $2.5 million primarily due to new stores and increases in payroll-related expenses of $2.8 million related to new store growth and annual merit increases. Partially offsetting these increases were reductions in third party labor expenses of $2.9 million and professional fees of $5.6 million. SG&A expenses as a percentage of net revenues was 40.1%, which was flat compared to fiscal year 2023.
Pre-Opening Expenses
Pre-opening expenses in fiscal year 2024 increased $10.7 million compared to fiscal year 2023 primarily due to the timing and number of new store openings with 19 new stores opened in fiscal year 2024 as compared to seven new stores in fiscal year 2023. Pre-opening expenses also increased due to an increase in new store occupancy expense driven primarily by the larger square footage of new stores that were opened in fiscal year 2024 as compared to the square footage of new stores opened in fiscal year 2023, and an increase in new store marketing expense.

Loss on Disposal of Fixed Assets
The loss on disposal of fixed assets in fiscal year 2024 decreased $2.2 million compared to fiscal year 2023 due primarily to the disposal of capitalized software during fiscal year 2023 in connection with strategic investments in our customer-facing software solutions.
Impairment of Long-Lived Assets
The impairment of long-lived assets in fiscal year 2024 increased $0.7 million compared to fiscal year 2023 primarily as a result of an increase in write-offs of operating ROU assets of $0.5 million. The impairment loss in fiscal year 2024 related to the write-off of operating lease ROU assets of $1.3 million and property and equipment of $0.7 million for one store. The impairment loss in fiscal year 2023 related to the write-off of $0.8 million on operating lease ROU assets and $0.5 million on property and equipment for a separate store.
Restructuring Charges
The restructuring charges in fiscal year 2023 primarily related to workforce reductions at our corporate headquarters in the first quarter of fiscal year 2023. All actions initiated were completed by the end of fiscal year 2023, and the Company does not expect any further costs attributable to these actions. There were no restructuring charges in fiscal year 2024.
Interest Expense
Interest expense in fiscal year 2024 decreased $9.3 million compared to fiscal year 2023 primarily due to lower outstanding borrowings following the voluntary prepayments of our first lien note dated February 12, 2014 (“First Lien Note”) in fiscal years 2023 and 2024. At the end of fiscal year 2024, we had no long-term debt outstanding.
Interest Income
Interest income in fiscal year 2024 increased $1.4 million compared to fiscal year 2023 primarily related to income earned on higher balances in our money market funds.
Other Income, Net
Other income in fiscal year 2024 remained relatively flat when compared to fiscal year 2023.
Income Tax Expense
Income tax expense was $25.5 million in fiscal year 2024 compared to $24.5 million in fiscal year 2023. The effective tax rate was 22.5% in fiscal year 2024 and 23.9% in fiscal year 2023. The increase in income tax expense was primarily due to higher income before taxes, partially offset by a decrease in state tax expense. The decrease in the effective tax rate is primarily driven by the decrease in state income tax expense.

Comparison of Fiscal Year 2023 and Fiscal Year 2022
The following tables summarize key components of our results of operations for the periods indicated:

	Fiscal Year Ended
	December 31, 2023		January 1, 2023		Increase (Decrease)
(in thousands except percentages)	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	%(1)
Net revenues	$2,008,082	100.0%	$2,105,508	100.0%	$(97,426)	(4.6)%
Cost of sales	1,073,355	53.5%	1,252,072	59.5%	(178,717)	(14.3)%
Gross profit	934,727	46.5%	853,436	40.5%	81,291	9.5%
Selling, general, and administrative expenses	806,938	40.2%	793,887	37.7%	13,051	1.6%
Pre-opening expenses	4,662	0.2%	9,565	0.5%	(4,903)	(51.3)%
Loss on disposal of fixed assets	2,226	0.1%	28	—%	2,198	NM
Impairment of long-lived assets	1,322	0.1%	—	—%	1,322	NM
Restructuring charges	1,760	0.1%	—	—%	1,760	NM
Total operating expenses	816,908	40.7%	803,480	38.2%	13,428	1.7%
Operating income	117,819	5.9%	49,956	2.4%	67,863	135.8%
Interest expense	19,872	1.0%	24,343	1.2%	(4,471)	(18.4)%
Interest income	(1,006)	(0.1)%	(638)	—%	368	57.7%
Other income, net	(3,665)	(0.2)%	(8,488)	(0.4)%	(4,823)	(56.8)%
Total other expense, net	15,201	0.8%	15,217	0.7%	(16)	(0.1)%
Income before taxes	102,618	5.1%	34,739	1.6%	67,879	195.4%
Income tax expense	24,519	1.2%	7,091	0.3%	17,428	245.8%
Net income	$78,099	3.9%	$27,648	1.3%	50,451	182.5%
__________________
(1)NM refers to a value that is not meaningful.

Key Performance Indicators and Non-GAAP Financial Measures(1)
	Fiscal Year Ended
	December 31, 2023		January 1, 2023		Increase (Decrease)
(in thousands, except percentages and number of stores)	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	%
Adjusted net income	$83,239	4.1%	$23,803	1.1%	$59,436	249.7%
Adjusted EBITDA	195,037	9.7%	117,752	5.6%	77,284	65.6%
Comparable sales growth	(7.4)%		0.4%
Number of stores opened	7		14
Number of stores at period end	171		164
__________________
(1)Adjusted net income and Adjusted EBITDA are non-GAAP financial measures. Refer to “—Reconciliation of Non-GAAP Financial Measures” for reconciliations to the most comparable GAAP financial measures.
Net Revenues
Net revenues in fiscal year 2023 decreased $97.4 million or 4.6% compared to fiscal year 2022. Our retail channel decreased $91.4 million, or 5.0%, compared to fiscal year 2022 and our eCommerce channel decreased $6.0 million, or 2.2%, compared to fiscal year 2022. The decrease in total net revenues was primarily due to macroeconomic trends negatively impacting industry demand in fiscal year 2023, in addition to the non-recurrence of abnormal backlog in fiscal year 2022. Deliveries benefitted in fiscal year 2022 as we improved our in-stock inventory position. Net revenues were partially offset by revenue from new stores opened in fiscal year 2023 of

$25.7 million. Our eCommerce channel net revenues as a percentage of total net revenues increased to 13.5% in fiscal year 2023 from 13.2% in fiscal year 2022.
Comparable sales declined 7.4% in fiscal year 2023 compared to an increase of 0.4% in fiscal year 2022. Comparable sales declines were driven by macroeconomic trends impacting industry demand, which resulted in a decline in traffic to our stores. Comparable sales were also impacted by the non-recurrence of abnormal product backlog in fiscal year 2022, partially offset by higher customer conversion in our stores.
Gross Profit and Gross Margin
Gross profit in fiscal year 2023 increased $81.3 million or 9.5% compared to fiscal year 2022. driven by an improvement in our gross margin partially offset by lower net revenues. Gross margin increased to 46.5% compared to 40.5% in fiscal year 2022 primarily due to lower freight costs and a partial year impact of an increase in our average unit retails due to enhanced and localized strategic pricing capabilities that we implemented in fiscal year 2023.
Selling, General and Administrative Expenses
SG&A in fiscal year 2023 increased $13.1 million or 1.6% compared to fiscal year 2022 primarily due to growth in advertising spend of $19.7 million related to second half initiatives to fuel sales growth, an increase in bank fees of $12.7 million related to higher interest rates, and higher store occupancy costs of $7.7 million related to new store growth. Partially offsetting these increases were reductions in store headcount and payroll costs of $28.6 million related to lower commission-driven sales, and payroll savings generated by a one-time organizational restructuring at our corporate headquarters. SG&A expenses as a percentage of net revenues increased to 40.2% compared to 37.7% in fiscal year 2022 driven primarily by an overall increase in SG&A in addition to lower net revenues.
Pre-Opening Expenses
Pre-opening expenses in fiscal year 2023 decreased $4.9 million compared to fiscal year 2022 primarily due to the timing and number of new store openings with seven new stores opened in fiscal year 2023 as compared to 14 new stores in fiscal year 2022. Also contributing to lower pre-opening expenses is the smaller square footage of new stores that were opened in fiscal year 2023 as compared to our normal store footprint.
Loss on Disposal of Fixed Assets
The loss on disposal of fixed assets in fiscal year 2023 increased $2.2 million compared to fiscal year 2022 and due primarily to the disposal of capitalized software in connection with strategic investments in our customer-facing software solutions, compared to minimal activity in fiscal year 2022.
Impairment of Long-Lived Assets
The impairment of long-lived assets in fiscal year 2023 increased $1.3 million compared to fiscal year 2022. The impairment of long-lived assets in fiscal year 2023 related to the write-off of a single store’s operating lease ROU assets of $0.8 million and property and equipment of $0.5 million. There was no impairment of long-lived assets in fiscal year 2022.
Restructuring Charges
The restructuring charges in fiscal year 2023 primarily related to workforce reductions at our corporate headquarters in the first quarter of fiscal year 2023. All actions initiated were completed by the end of fiscal year 2023. There were no restructuring charges in fiscal year 2022.
Interest Expense
Interest expense in fiscal year 2023 decreased $4.5 million compared to fiscal year 2022 primarily due to lower outstanding borrowings following the voluntary prepayments of our First Lien Note in fiscal year 2023.

Interest Income
Interest income in fiscal year 2023 increased $0.4 million compared to fiscal year 2022 primarily related to income earned on our money market funds.
Other Income
Other income in fiscal year 2023 decreased $4.8 million compared to fiscal year 2022 primarily due to $2.7 million in lower income on the sale of income tax credits for the State of Connecticut and $1.4 million in lower income earned on our interest rate cap.
Income Tax Expense
Income tax expense was $24.5 million in fiscal year 2023 compared to $7.1 million in fiscal year 2022. The effective tax rate was 23.9% in fiscal year 2023 and 20.4% in fiscal year 2022. The increase in income tax expense and the effective tax rate was primarily due to higher income before taxes and the absence of a benefit in fiscal year 2022 due to the reversal of a valuation allowance, partially offset by an increase in the excess tax benefit related to stock-based compensation.

Reconciliation of Non-GAAP Financial Measures
The following tables show a reconciliation of non-GAAP financial measures used in this filing to the most directly comparable GAAP financial measures.

	Fiscal Year Ended
(in thousands except percentages)	December 29, 2024	December 31, 2023	January 1, 2023
Net revenues	$2,028,143	$2,008,082	$2,105,508

Adjusted net income
Net income	$87,933	$78,099	$27,648
Restructuring charges	—	1,760	—
Gain on hedge accounting de-designation of interest rate cap	(3,067)	(4,250)	(4,244)
Gain on sale of Connecticut income tax credits	—	(219)	(2,909)
Loss on disposal of fixed assets	17	2,226	28
Impairment of long-lived assets	2,061	1,322	—
Senior executive termination benefits(1)	—	2,789	—
Management fee(2)	2,013	2,307	2,155
Other expenses(3)	2,616	819	140
Tax effect of adjustments	(819)	(1,614)	985
Adjusted net income	$90,754	$83,239	$23,803
Adjusted net income as % of net revenues	4.5%	4.1%	1.1%
Adjusted EBITDA
Net income	$87,933	$78,099	$27,648
Interest expense	10,538	19,872	24,343
Interest income	(2,450)	(1,006)	(638)
Income tax expense	25,491	24,519	7,091
Depreciation and amortization	65,194	62,876	60,707
Stock-based compensation expense	3,648	3,923	3,431
Restructuring charges	—	1,760	—
Gain on hedge accounting de-designation of interest rate cap	(3,067)	(4,250)	(4,244)
Gain on sale of Connecticut income tax credits	—	(219)	(2,909)
Loss on disposal of fixed assets	17	2,226	28
Impairment of long-lived assets	2,061	1,322	—
Senior executive termination benefits(1)	—	2,789	—
Management fee(2)	2,013	2,307	2,155
Other expenses(3)	2,616	819	140
Adjusted EBITDA	$193,994	$195,037	$117,752
Adjusted EBITDA as % of net revenues	9.6%	9.7%	5.6%
__________________
(1)Senior executive termination benefits represent salary and benefits continuation.
(2)Represents management fees paid in accordance with our Advisory Agreement with our controlling stockholder, which will terminate in connection with the consummation of this offering. See “Certain Relationships and Related Party Transactions—Advisory Agreement.”
(3)Other expenses represent costs and investments that are not indicative of our ongoing business operations and performance. For fiscal year 2024, these expenses consisted primarily of third-party professional fees related to initial public offering readiness. For fiscal years 2023 and 2022, these expenses consisted primarily of litigation matters outside the ordinary course of business.

Liquidity and Capital Resources
Overview
Our primary sources of liquidity are net cash flows provided by operating activities and available borrowings under our $125.0 million Revolving Credit Facility. Our primary cash needs have historically been for merchandise inventories, payroll, advertising, rent, interest payments, and capital expenditures associated with opening new stores and updating existing stores, as well as the development of our infrastructure and information technology. We expect that our cash on hand, cash generated from operations and the availability of borrowings under our Revolving Credit Facility will be sufficient to meet our liquidity requirements for at least the next twelve months. We seek out and evaluate opportunities for effectively managing and deploying capital in ways that improve working capital and support and enhance our business initiatives and strategies. At December 29, 2024, we had total liquidity of $201.6 million, comprised of cash and cash equivalents of $80.6 million and available borrowing capacity of $121.0 million.
Material Cash Commitments
We consider our material contractual obligations when assessing liquidity.
Debt and Related Interest Payments
At December 29, 2024, we had no amounts outstanding under our Revolving Credit Facility, which matures in July 2029; therefore, no amounts are estimated to be paid within one year. With no debt outstanding, interest payments on our financing arrangements for the fiscal year ending December 28, 2025 will be dependent on our cash flow needs and any short-term borrowing under our Revolving Credit Facility in fiscal year 2025. The interest rate and subsequent payments related to the Revolving Credit Facility are dependent on the secured overnight financing rate. We may be impacted by increases in interest rates on debt outstanding; to mitigate this risk, we evaluate interest rate cap agreements to manage our exposure to interest rate movements.
Leasing
Future rental payments for operating and financing leases total $881.8 million and $45.4 million, respectively, as of December 29, 2024.
Capital Expenditures
Historically, we have invested significant capital in opening new stores and we anticipate additional capital expenditures as we open more stores. Our capital expenditures are related to construction activities to design and build landlord-owned leased assets, net of tenant allowances received. Certain lease arrangements require the landlord to fund a portion of the construction related costs through payments directly to us. New stores may require different levels of capital investment on our part in the future. Total capital expenditures, net of tenant allowances, were $84.4 million in fiscal year 2024, of which the largest portion relates to new and remodeled stores.
Cash Flow Analysis
The following table provides a summary of our cash provided by operating, investing and financing activities:

	Fiscal Year Ended
(in thousands)	December 29, 2024	December 31, 2023	January 1, 2023
Net cash provided by operating activities	$161,154	$197,172	$51,993
Net cash used in investing activities	(78,224)	(22,773)	(49,733)
Net cash used in financing activities	(105,469)	(94,527)	(89,749)
Net (decrease) increase in cash and cash equivalents	$(22,539)	$79,872	$(87,489)
Operating Activities

Net cash provided by operating activities in fiscal year 2024 was $161.2 million, primarily resulting from our net income of $87.9 million and non-cash charges of $145.0 million, both partially offset by changes in operating assets and liabilities resulting in a net use of cash of $71.8 million. Net cash used by changes in our operating assets and liabilities consisted primarily of a $76.4 million increase in inventories, a $57.7 million increase in operating leases, a $10.1 million increase in prepaid and other current assets and a $5.3 million increase in accounts receivable, all partially offset by a $72.9 million increase in accounts payable, and a $4.2 million increase in customer deposits.
Net cash provided by operating activities in fiscal year 2023 was $197.2 million, primarily resulting from our net income of $78.1 million and non-cash charges of $138.1 million, both partially offset by changes in operating assets and liabilities, resulting in a net use of cash of $19.0 million. Net cash used by changes in our operating assets and liabilities consisted primarily of a $61.5 million increase in operating leases, a $12.6 million increase in accounts payable, a $5.8 million increase in other assets, and a $4.0 million increase in prepaids and other current assets, all partially offset by a $44.0 million decrease in inventories and a $4.1 million decrease in customer deposits.
Net cash provided by operating activities in fiscal year 2022 was $52.0 million, primarily resulting from our net income of $27.6 million and non-cash charges of $130.1 million, both partially offset by changes in operating assets and liabilities, resulting in a net use of cash of $105.7 million. Net cash used by changes in our operating assets and liabilities consisted primarily of a $51.5 million increase in operating leases, a $34.5 million increase in inventories, a $33.2 million increase in accounts payable, a $8.8 million increase in accounts receivable, and a $2.8 million increase in other assets, all partially offset by a $56.9 million decrease in customer deposits, a $13.0 million decrease in accrued expenses, and a $2.5 million decrease in prepaids and other current assets.
Investing Activities
Net cash used in investing activities in fiscal year 2024 was $78.2 million, which consisted of purchases of property and equipment primarily associated with the 19 new store openings in fiscal year 2024.
Net cash used in investing activities in fiscal year 2023 was $22.8 million, which consisted of $29.8 million in purchases of property and equipment primarily associated with the seven new store openings in fiscal year 2023, partially offset by $7.0 million in proceeds from the reduction in our interest rate cap.
Net cash used in investing activities in fiscal year 2022 was $49.7 million, which consisted of $51.4 million in purchases of property and equipment primarily associated with the 14 new store openings in fiscal year 2022, partially offset by $1.7 million in proceeds from the reduction in our interest rate cap.
Financing Activities
Net cash used in financing activities in fiscal year 2024 was $105.5 million, consisting of $82.9 million of payments on our First Lien Note, $30.0 million in payments on our Line of Credit, $9.0 million in principal payments on financing lease obligations, $7.6 million in payments related to the exercise of employee stock options, and $6.0 million in payments for the acquisition of treasury stock, partially offset by $30.0 million in proceeds from our Line of Credit.
Net cash used in financing activities in fiscal year 2023 was $94.5 million, consisting of $77.0 million in payments on our Line of Credit, $66.5 million of payments on our First Lien Note, $8.3 million in principal payments on financing lease obligations, $5.8 million in payments related to the exercise of employee stock options and $4.0 million in payments for the acquisition of treasury stock, partially offset by $67.0 million in proceeds from our Line of Credit.
Net cash used in financing activities in fiscal year 2022 was $89.7 million, consisting primarily of $97.3 million of payments on our First Lien Note, $10.0 million in payments on our Line of Credit, $7.5 million in payments of debt issuance costs, and $7.2 million in principal payments on financing lease obligations, partially offset by $20.0 million in proceeds from our Line of Credit and $13.3 million in proceeds from the issuance of common stock.

Off-Balance Sheet Arrangements
As of December 29, 2024, we had no significant off-balance sheet arrangements other than purchase obligations, and $1.2 million of outstanding standby letters of credit under the Revolving Credit Facility.
Recent Accounting Standards
Refer to Note 2, Summary of Significant Accounting Policies of the notes to the consolidated financial statements included elsewhere in this prospectus for information on the recently issued accounting standards.
Critical Accounting Policies and Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events that affect amounts reported in our consolidated financial statements and related notes as well as the related disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Management evaluates its accounting policies, estimates, and judgments on an ongoing basis. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ under different assumptions and conditions, and such differences could be material to the consolidated financial statements.
Management evaluated the development and selection of its critical accounting policies and estimates and believes that the following accounting policies are critical as they involve a higher degree of judgment or complexity and are the most significant to reporting our results of operations and financial position. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. All of our significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies to our audited consolidated financial statements included elsewhere in this prospectus.
Long-Lived Assets
Lease Accounting
Our long-lived assets primarily consist of property and equipment and operating ROU assets. At December 29, 2024 and December 31, 2023, our property and equipment was $280.4 million and $247.5 million, respectively, and our operating ROU assets were $533.7 million and $490.4 million, respectively. Property and equipment is recorded at cost, less accumulated depreciation, and amortization. ROU assets are recognized at the lease commencement date based on the present value of the remaining future minimum lease payments during the lease term, taking into consideration lease payments made before lease commencement and lease incentives and are recorded net of impairment. Our ROU asset calculations contain uncertainties as they require management to make assumptions and apply judgment, including lease terms and incremental borrowing rates (“IBRs”).
At lease commencement, we evaluate whether we are reasonably certain to exercise available options based on consideration of a variety of economic factors and the circumstances related to the leased asset. Factors considered include, but are not limited to, (i) the contractual terms, including renewal periods compared to estimated market rates, (ii) the uniqueness or importance of the asset or its location, (iii) the potential costs of obtaining an alternative asset, (iv) the potential costs of relocating or ceasing use of the asset, including the consideration of leasehold improvements and other invested capital, and (v) any potential tax consequences. The determination of the reasonably certain lease term affects the inclusion of rental payments utilized in the incremental borrowing rate calculations and the results of the lease classification test.
Additionally, as the implicit rate is not readily determinable in most of our leases, we determine the discount rate for each lease based upon our IBR in order to calculate the present value of the lease liability at the commencement date. The IBR is computed as the rate of interest that we would have to pay to borrow on a collateralized basis over a similar term an amount equal to the total lease payments in a similar economic environment. We estimate the IBR for each lease by considering the Company’s credit profile, reference to yield rates on debt issuances by companies of a similar credit rating, and the weighted-average lease term.
Store Impairment
We evaluate the recoverability of the carrying value of long-lived assets, including our stores, whenever events or circumstances indicate the carrying amount may not be recoverable. We evaluate the performance of individual stores for indicators of impairment, and underperforming stores are selected for further evaluation of the recoverability of the carrying amounts. The evaluation of long-lived assets is performed at the lowest level of identifiable cash flows, which is at the individual retail store level.
Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset, a product recall or an adverse action or assessment by a regulator. Further, management considers other factors when evaluating stores for impairment, including the individual store's execution of its operating plan and other local market conditions. If the sum of the estimated undiscounted future cash flows related to the asset are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the fair value, usually determined by the estimated discounted cash flow analysis of the asset.
Since there is typically no active market for our long-lived tangible assets, we estimate fair values based on the expected future cash flows. We estimate future cash flows based on store-level historical results, current trends, and operating and cash flow projections. Our estimates are subject to uncertainty and may be affected by a number of factors outside our control, including general economic conditions and the competitive environment. While we believe our estimates and judgments about future cash flows are reasonable, future impairment charges may be required if the expected cash flow estimates, as projected, do not occur or if events change requiring us to revise our estimates.
Quantitative and Qualitative Disclosures about Market Risk
Foreign Currency Exchange Risk
We purchase the majority of our inventory from vendors outside of the United States in transactions that are primarily denominated in U.S. dollars and, as such, any foreign currency impact related to these international purchase transactions was not significant to us for fiscal years 2024, 2023 and 2022. However, since we pay for the majority of our international purchases in U.S. dollars, a decline in the U.S. dollar relative to other foreign currencies would subject us to risks associated with increased purchasing costs from our vendors. We cannot predict with certainty the effect these increased costs may have on our financial statements or results of operations. We currently do not use derivative instruments to manage this risk.
Interest Rate Risk
We are primarily exposed to interest rate risk with respect to borrowing under our credit facility. At December 29, 2024, we had no long-term debt outstanding. Our interest rate risk exposure over the next twelve months would be dependent on the amount borrowed under the Revolving Credit Facility. To lessen our exposure to interest rate risk, we had previously entered into interest rate cap agreements which hedged all variable-rate borrowings and have since expired, but could be considered as part of future interest rate risk mitigation.
Impact of Inflation
Inflation generally affects us by increasing our cost of labor, material, transportation, and our general costs. For example, in fiscal year 2022 and again in fiscal year 2024, we experienced increases in ocean freight rates which impacted our profitability. In fiscal year 2022, we were able to recover these cost increases through price increases. However, we cannot reasonably estimate our ability to successfully recover any impact of inflation through price increases in the future. We currently do not use derivative instruments to manage this risk.

Business
THE BOB’S WAY
“The Bob’s Way” embodies our brand and culture. It’s our unwavering commitment to honesty, integrity, transparency and fun in every aspect of our business – an ethos that has remained unchanged for more than 30 years and continues to be our North Star as we help our customers turn the places they live into the homes they love.
Our Ambition
To become America’s leading omnichannel retailer of quality, stylish furniture at everyday low prices
Our Belief
We can help everyone turn the place they live into the home they love
Our Promise
We deliver value without compromise
Our Company
Bob’s Discount Furniture is a rapidly growing, nationally proven omnichannel retailer of value home furnishings with 198 showrooms as of June 29, 2025 across 26 U.S. states. Since our founding in 1991, we have built our ethos as a trusted and reliable brand offering superior value and service, without compromising on quality or style. Our business model is anchored in delivering furniture at “Everyday Low Prices,” which we estimate results in our prices being on average approximately 10% below our value-oriented furniture competitors’ lowest promoted prices, which we estimate is equivalent to approximately 20-25% below their listed prices. At the heart of Bob’s success is not just the value of our furniture, but the team members who bring our promise to life every day. From showroom to living room, it’s our people who make Bob’s feel like home.
Our value proposition is made possible by our curated merchandising strategy, longstanding sourcing relationships and efficient supply chain. Our merchants target an assortment of products that is narrow and deep, which allows us to drive innovation and cost efficiency. Based on internal estimates, we believe our SKU counts are approximately one-third narrower than our value-oriented furniture competitors. Products are also tailored based on proven market trends and customer demand. Our “Good, Better, Best” assortment strategy ensures we offer customers value at every price point, driving an average order value of approximately $1,400 per transaction, excluding sales at our outlets. Our go-to-market strategy emphasizes a convenient and fun shopping experience, integrated with our online platform and supported by our trained, tech-enabled guest experience specialists. We target our showrooms to average approximately 32,000 square feet and have generated consistently strong store-level financial returns across vintages, geographic regions and population densities.
Our efficient fulfillment process ensures most purchases have the ability to be delivered in as few as three days, rather than weeks, providing customers with a swift and reliable shopping journey. Speed and consistency of customer deliveries are enabled by our vertically integrated logistics network, anchored by five strategically located distribution centers and additional third-party regional depots. Disciplined inventory management ensures product availability matches customer demand and delivery preference, with approximately 86% of orders in YTD 2025 in-

stock and ready to be delivered in as few as three days from the time of purchase. Our expeditious delivery timeline and overall convenience are key elements of our value proposition and we believe greatly enhance our overall customer experience.
Over the past decade, we have made substantial investments in our omnichannel capabilities, enabling a seamless shopping experience across digital and physical platforms. Customers can shop online, in-store, over the phone and via our mobile app, with unified shopping cart functionality and consistent service quality. Approximately 75% of Bob’s customers engaged with us across multiple channels in the first half of fiscal year 2025, reflecting the strength of our integrated platform. To deliver this seamless customer experience, we leverage a highly integrated operating system that draws on the same inventory, pricing and logistics network whether our customers buy in-store or online. We believe our momentum, combined with our scale, enjoyable showroom and omnichannel journey, favorably positions us to grow profitably and continue to increase market share.
We believe there remains significant opportunity to expand our store base in both existing markets and new geographies. Our growth strategy is fueled by significant and proven whitespace potential, a disciplined market entry playbook and attractive unit economics, with new stores historically generating rapid payback periods and 80+% cash-on-cash returns. Our growth is guided by a disciplined playbook that informs what markets to enter and how to enter them. We focus our expansion on areas with strong furniture demand, particularly where there are existing furniture stores, to optimize capture of qualified customers in the market. Our brand and business model has resonated across market sizes and with a diverse range of customers. As our brand awareness grows in new and existing markets, our demand increases, which in turn allows us to invest even more heavily in customer awareness and thus continually drive stronger store performance. With a proven name, a loyal customer base and a business model designed to generate high returns on capital, we believe that we are well-positioned to expand our store base to more than 500 stores in our existing format by 2035, as described in more detail below.
Map reflects data as of June 29, 2025; Revenue data for fiscal year 2024
Our belief that everyone deserves a home they love is reflected in how we operate daily and the appreciation we have for our people and communities. From our in-store guest experience specialists who create a no-pressure, no-gimmicks shopping experience, to our distribution and logistics teams who enable fast, reliable fulfillment, Bob’s is built on the dedication of more than 5,800 team members nationwide, as of September 10, 2025. By investing in training, promoting collaboration and rewarding accountability, we foster a culture that creates long-term loyalty to Bob’s, exemplified by an attractive average tenure of approximately seven years for our store managers. Our unique marketing, in-store experience and community engagement all focus on a friendly and relatable work environment that we believe makes working at Bob’s less intimidating and more enjoyable.

Bob’s has a foundational commitment to supporting our communities. Our complimentary in-store cafés are home to our “Café Collections for a Cause” initiative where Bob’s will match every customer dollar donated to a featured charity, up to $75,000. In addition, as part of every new store opening, we donate to a local nonprofit organization and school during the store’s ribbon cutting ceremony. Investing in our communities is deeply integrated into who we are.
Recent Financial Performance
Our strong financial performance reflects the strength of our brand strategy and is highlighted by having:
•Increased store base by 10.5% from 171 units as of December 31, 2023 to 189 units as of December 29, 2024
•Increased net revenue by 1.0% from $2,008 million in fiscal year 2023 to $2,028 million in fiscal year 2024
•Improved net income by 12.6% from $78 million in fiscal year 2023 to $88 million in fiscal year 2024
•Adjusted EBITDA of $195 million in fiscal year 2023 compared to $194 million in fiscal year 2024, representing a decrease of 0.5%
See “Summary Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures” for additional information regarding our financial performance and non-GAAP financial measures, together with a reconciliation of non-GAAP financial measures to their most directly comparable GAAP measures.
Our focus on value positions us well within the expansive and fragmented $182 billion U.S. home furnishings industry (excluding barbecues) in 2024, as defined by Euromonitor, allowing us to capture significant share by appealing to customers seeking quality, style and affordability. Bob’s has grown faster than the home furnishings industry (excluding barbecues) in each of the last 14 fiscal years, with the exception of fiscal year 2023, based on Euromonitor data. Since fiscal year 2010, Bob’s has grown at a CAGR of approximately 9%, which is over 680bps faster than the home furnishings industry (excluding barbecues), which grew at a CAGR of approximately 3% during the same period, based on Euromonitor data. This sustained outperformance underscores our ability to effectively navigate market and macroeconomic dynamics, capitalize on customer demand, and take share.
The home furnishings industry is sensitive to interest rates and housing activity. In 2020 and 2021, the COVID-19 pandemic served as a tailwind to the home furnishings industry, which drove a surge in demand as consumers adapted to a “stay-at-home” lifestyle. This resulted in market-wide pull forward, which led to a subsequent slowdown in the industry in the following years that was further exacerbated by increased interest rates and inflation. Bob’s has emerged stronger following this cycle and continues to show resilience and outperformance compared to the home furnishings industry. For example, in fiscal year 2024 Bob’s revenue growth surpassed the home furnishings industry (excluding barbecues) by over 700bps on a YoY basis, and we plan to continue to build on that momentum through fiscal year 2025. As interest rates and inflation normalize, housing turnover and new residential construction are expected to accelerate, creating a favorable demand backdrop. Bob’s has proven its ability to outperform industry benchmarks even through recent headwinds, underscoring the durability of our model and positioning us to capture incremental upside as conditions improve.
Reflects data as of June 29, 2025
“OH MY BOB!” - KEY DRIVERS OF OUR SUSTAINED SUCCESS
We believe the following strengths differentiate us from our competitors:
A Proven, Scaled Brand Delivering Value Without Compromise
Bob’s is rapidly becoming Where America Shops for Furniture™ by consistently delivering unparalleled customer experiences at every stage of the furniture purchasing journey. Customers know they can count on Bob’s for quality, stylish furniture at everyday low prices. Consistently delivering on that promise has made Bob’s a trusted name in homes across the country. Our store experience customer satisfaction rating is 90%+, based on our internal customer survey data, which reflects the loyalty we’ve built over nearly thirty-five years.
The Bob’s brand comes to life in every part of our business. From breakthrough and memorable marketing campaigns like Oh My Bob!, Dare to Compare and an industry first reality series Till Décor Do Us Part, to the complimentary snacks in our in-store café, every aspect of the shopping experience is designed to be differentiated and customer-centric. We believe our fun and authentic brand image, compelling value and best-in-class, low-pressure service resonate with our customers and define Bob’s as a unique and comfortable destination for furniture shopping.
Our dedicated team members deliver un-rivaled service “The Bob’s Way”. Our people-first approach builds customer trust and fuels our growth. Between our customer-centric service, tech-enabled omnichannel experience, and our trusted brand, we believe that we continue to resonate with customers on a national scale.
Highly Differentiated Merchandising, Sourcing and Logistics Infrastructure
Bob’s has established a sophisticated and highly differentiated product, pricing, sourcing and supply chain strategy that drives our go-to-market strategy.

Product
Our merchandising philosophy is to consistently deliver stylish, high-quality furniture at unbeatable value, with everyday low prices customers can trust. We have developed a curated product offering by gaining a deep understanding of customer needs and preferences which enables us to be a follower of new and emerging trends. Our streamlined assortment appeals to a broad range of customers by featuring timeless classics, innovative designs and tech-enabled alternatives that adapt to evolving customer tastes. Our product architecture of “Good, Better, Best” provides a clear framework for delivering maximum value to a diverse customer base. The “Good” value tier provides a reliable foundation of essential and durable products, while our “Better” tier introduces additional functional capabilities, upgraded materials and styles. Our “Best” product tier integrates premium materials, craftsmanship and quality with elevated designer inspired style. We have a focused merchandising strategy built around a narrow and deep SKU model that we estimate is approximately one-third narrower than our value-oriented furniture competitors. This model allows us to concentrate purchasing volume on high-velocity items, negotiate aggressive pricing and reduce our inventory risk.
For illustrative purposes; prices and assortment are illustrative as of June 29, 2025
Pricing
Bob’s offers a differentiated customer proposition rooted in delivering value without compromise. Our sophisticated pricing strategies underpin our everyday low price model, enabling us to offer prices which we estimate are on average approximately 10% below our value-oriented furniture competitors’ lowest promoted prices, which we estimate is equivalent to approximately 20-25% below their listed prices. We do not rely on promotions or sales gimmicks. Instead, we offer transparency and trust – elements that resonate with today’s value-conscious consumer. As customers ascend our “Good, Better, Best” product architecture, we believe that our relative value increases, enhanced by everyday low price bundle and save offerings particularly in bedroom categories to increase units per transaction. Incremental enhancements in quality, features, functionality and style are strategically priced to deliver superior customer value across the full spectrum of price points.
Sourcing
Our value leadership is driven by buying power, a streamlined assortment of products, and strategic vendor relationships extending in some cases nearly 15 years. Our everyday low price model ensures consistent, year-round order volume for suppliers, enabling them to maintain steady production and improve their efficiency. We believe that the combination of scale and consistency positions us as the first partner of choice for our suppliers. We leverage this advantage, along with long-standing strategic relationships, to drive cost optimization, innovation, and speed-to-market. Our flexible sourcing strategy enabled us to move all key production out of China by the end of fiscal year 2024, mitigating known tariff risk, while preserving the ability to pivot as circumstances evolve. Today, our primary sourcing markets are Vietnam and the United States, representing approximately 65% and 25% of our product cost volume, respectively as of September 10, 2025, with smaller sourcing markets in Thailand, Malaysia and Cambodia. This unique blend of scale, consistency, strategy, and relationship management allows us to remain nimble and responsive to changes in the macro landscape.
Supply Chain
We believe swift and reliable delivery service complements our customer shopping experience. We are not satisfied until every customer sees their furniture at home exactly as they experienced it in our showroom. Recognizing customer sensitivity to product availability, we target and have maintained an in-stock rate of approximately 86% in YTD 2025, which allows guest experience specialists to offer prompt and reliable delivery in as few as three days. Our BOBtastic delivery options offer a range of services tailored to meet our customers’ needs, from white glove delivery to quick pickup.
We manage the distribution and delivery of our products through our five distribution centers and 44 third-party delivery depots as of June 29, 2025, located strategically in markets throughout the United States. These systems allow our customers to have most products delivered to them in as few as three days, rather than weeks, as well as schedule delivery around their availability and preference; during fiscal year 2024, 55% of orders were delivered to customers in seven days or less and 76% of our orders were delivered in two weeks or less. Our consistent store and delivery customer satisfaction ratings reflect the seamless customer experience from showroom to living room.
Broad Customer Appeal
We have scaled successfully across markets around the country, including urban, suburban and secondary trade areas, and appeal to a diverse customer base. Our offerings cater to both budget-conscious families as well as higher-income households seeking furniture at a great value. This approach allows us to serve our customers across all purchasing occasions, including important life milestones.
In fiscal year 2024, approximately 46% of our customers had household incomes over $100,000, and approximately 27% earned above $150,000. Our appeal spans generations, with customers aged 30-44 representing approximately 30% of our total fiscal year 2024 customer base, 45-59 at approximately 32%, and 60+ at approximately 30%. This wide appeal reflects the strength of our value proposition and supports our geographic and digital expansion.
Omnichannel Platform Driving End-to-End Customer Engagement
At Bob’s, we are committed to delivering a seamless shopping journey across all touchpoints (showrooms, phone, online, webchat), ensuring our customers can access our quality furniture wherever and however they prefer. Our strategy is built on a channel-neutral philosophy, operating as one highly integrated backend system across inventory management, pricing, fulfillment, merchandising and supply chain logistics. Our technology structure is similarly integrated across our platform enabling us to utilize advanced data analytics and technology to connect with customers across our various channels during the course of a highly considered purchase cycle.
Differentiated In-Store Experience
We greet each of our guests with the phrase “Welcome to Bob’s, would you like to look around?” We believe this is the beginning of a welcoming, hassle-free shopping experience with no gimmicks, reflecting our core promise of value without compromise. Our stores are designed to be engaging and helpful, with layouts that group comparable products and feature visual displays to enable discovery. Bob’s low-pressure sales environment encourages customers to browse freely and comfortably, creating a relaxed and fulfilling shopping experience, particularly when compared to a more traditional furniture buying experience led by high-pressure sales associates. We believe that our showrooms serve as a powerful catalyst for accelerating brand awareness and deepening customer engagement and loyalty.
Our guest experience specialists are knowledgeable, friendly and equipped with personal tablets, leading to efficient service and driving conversion. The tablets enable real-time product recommendations, stock visibility and allow our team members to offer a broad range of Bob’s comprehensive selection, including various styles, colorways and add-ons. Every store includes a café with fun, complimentary amenities that enhance the retail adventure and reinforce our brand’s approachable and customer-first ethos. While approximately 75% of our customers engaged with us through multiple channels in the first half of fiscal year 2025, approximately 86% of our revenue was converted in-store, showcasing the effectiveness of our showroom strategy.
Online Platform
Our eCommerce channel represented approximately 14% of total net revenue in fiscal year 2024. Our website, mybobs.com, complements our stores by offering customers convenient access to our full product lineup and generates incremental traffic to our physical locations. Enhanced by AI-driven search tools, product recommendation algorithms, virtual visualization capabilities and an AI chatbot, our online presence allows customers to research, explore and purchase with confidence. Our OmniCart technology creates a seamless experience across channels, enabling customers to build and transfer shopping carts between online and in-store touchpoints. This system provides customers with flexibility to begin their journey digitally while transacting in person, or vice versa, designed to ensure a consistent, frictionless experience across platforms. Together, our store and eCommerce platforms form a cohesive, tech-enabled ecosystem.
Attractive Unit Economics with Proven Portability Across Markets
Our ability to successfully enter, and prosper in, a wide variety of markets is a testament to the strength of our business model and strategic execution. As of June 29, 2025, we operated 198 showrooms across 26 states, delivering strong unit economics in both legacy markets and the regions into which we have more recently expanded. Mature regions such as New England and New York, first established in 1992 and 1997, have demonstrated AUVs of approximately $14 million. Our top five New England and New York stores have generated AUVs of approximately $20 million and approximately $22 million, respectively, for the 12 months ended June 29, 2025. Our newer stores continue to show strong progress, with recent cohorts either already exceeding or near our current AUV target in less than two years
LTM AUV calculated for the 12-month period ended June 29, 2025; Average age of stores calculated as of June 29, 2025; Excludes outlet sales, closed stores and stores opened after June 29, 2024
Our development strategy involves an ongoing assessment of whitespace growth potential and extensive analysis of factors such as real estate availability, competitive market dynamics, zone pricing and ROI targets. Our robust, cross-functional development process ensures that each new market entry and store opening is thoughtfully planned and highly customized to best serve local customer needs. By maintaining a disciplined approach to expansion and leveraging our proven market entry strategies, we believe that we are well-positioned to continue our successful growth trajectory across new and existing markets. As we continue to expand, we remain committed to delivering the best-in-class experience that our customers have come to expect from Bob’s.
Experienced and Dedicated Team Enabling The Bob’s Way
The heart of our organization is our people, who form the foundation of our success. Our management team has cultivated a motivated, people-first culture of approximately 5,800 employees, as of September 10, 2025, committed to delivering outstanding customer experiences The Bob’s Way. Our company culture is an integral part of our strategy, and we have had great success developing inspiring leaders, rewarding top performers and maintaining best-in-class employee satisfaction amongst our retail peers. Our commitment to our team is best exemplified by an attractive average tenure of approximately seven years for our store managers, with 81% of open store manager roles filled in fiscal year 2024 by internal promotions. Our focus on leadership development ensures opportunities for our next generation of managers as well as cohesion and continuity of Bob’s values. This enduring loyalty has enabled us to build lasting relationships with customers and foster an environment that empowers team members to excel.

We believe that our company culture is a key competitive advantage and a strong contributor to our success, and we have prioritized maintaining our culture as we scale. Bob’s measures employee engagement as a key driver of employee loyalty, belief in Bob’s mission, and employee job satisfaction. Employee engagement has steadily increased since we first began measuring it in fiscal year 2022.
Bob’s is guided by a highly skilled and driven executive leadership team, whose acumen and industry knowledge have been essential in shaping our brand, advancing our company’s progress, and ensuring our adaptability to market dynamics. Empowered by a legacy of collaborative innovation and relentless pursuit of excellence, our company’s noteworthy achievements have garnered widespread recognition. Important accolades include:
•July 2025: Recognized on Newsweek List of America’s Best Retailers 2025
•April 2025: Named one of America’s Most Trustworthy Companies
•January 2025: Recognized by Forbes for Best Customer Service for 2nd consecutive year
•December 2023: Awarded Furniture Industry Leadership by Furniture Today
OUR GROWTH STRATEGIES
We believe we have a clear opportunity to drive sustainable growth and profitability by executing on the following strategies:
Grow Store Base Across New and Existing Markets
We believe that our compelling value proposition and the success of our stores across a broad range of geographic regions, population densities and demographic groups creates a significant opportunity to profitably increase our store base. Bob’s unit expansion story is underpinned by a strategic, data-driven playbook. With a 12 to 18 month opening cycle, we have institutionalized a development process that balances speed with disciplined ROI evaluation and has powered our expansion across 26 states. Each store opening is supported by rigorous site selection, merchandising alignment and operational planning, creating a repeatable development process that has delivered consistent returns. We believe there is a clear and actionable path to more than 500 stores in our existing format nationwide by 2035, representing 2.5 times our current store base.
Our new store expansion model is guided by a disciplined opportunity assessment that prioritizes market-level profitability, supply-chain-enabled contiguous expansion, brand awareness, competitive positioning, pricing advantages and regional relationships. We target AUVs of approximately $9 million and cash-on-cash returns exceeding 80% within five years for our new store formats with a payback period of approximately two years. We leverage broad data analytics, on-the-ground insights and hindsight learnings from our nearly 35-year history to inform future strategic decisions and ensure success. We expect to balance expansion in new markets with high-density growth in existing markets, creating a durable and diversified path to increasing our national scale.
Grow Stores In Existing Markets
Our long-standing legacy markets in the Northeast, including New York, demonstrate the strength of our brand and the benefits of scale. In our existing markets, Bob’s growing store density has continued to unlock meaningful cost and operational advantages driven by efficiencies in marketing and brand recognition and streamlined supply chains. Our in-fill strategy is highly contiguous, densifying existing and adjacent markets to enhance existing store-level economics and provide a runway for sustainable growth.
As an example of our growth in existing markets, we have grown Philadelphia from four units in fiscal year 2014 to 13 units as of June 29, 2025. Over the same period, we have expanded our aided brand awareness in the Philadelphia market significantly to upwards of 78% and our profitability metrics have more than doubled.

Grow Stores In New Markets
We have achieved success and demonstrated portability across geographic regions. Our momentum gives us confidence that we can continue expanding beyond newly opened and existing markets. For example, we successfully expanded into the Midwest region in fiscal year 2016 and the West Coast in fiscal year 2018, and more recently the Southeast region through our North Carolina openings in fiscal year 2025. We believe that our regional expansion demonstrates the broad resonance of our model and value proposition. In each new market, brand awareness has scaled quickly, reinforcing our confidence in our ability to replicate our success and drive efficiencies in advertising, supply chain and fixed costs. Each new store opening is followed by extensive testing and hindsight analysis, allowing us to refine our expansion and marketing playbooks and learn from every experience.
As an example of our new market expansion success, we entered Los Angeles in fiscal year 2018 with six units and an aided brand awareness of 24%, based on a third-party data collection provider. We currently have 17 units in Los Angeles and have more than doubled our aided brand awareness and revenue. Our profitability metrics in Los Angeles have expanded to our mature store average. As we continue to infill stores in Los Angeles, we expect to continue to gain market share and drive further cost efficiencies.
Drive Comparable Sales
We have a broad array of foundational and newly created initiatives that we believe will continue to increase our comparable sales by strengthening brand awareness, increasing conversion, optimizing our regionalized zone pricing and product assortment, and further deepening our relationship with our customers by leveraging technology.
Strengthen Brand Awareness
Our aided brand awareness in our top 10 designated market areas averaged approximately 71% in fiscal year 2024 whereas our national aided brand awareness was approximately 45%. We believe this speaks to the large opportunity in continuing to reach customers with our unique value proposition. Bob’s aided brand awareness has more than doubled since fiscal year 2018, supported by enhanced marketing capabilities and a differentiated value proposition that resonates with a diverse customer base. According to our internal metrics, our brand scores have improved materially across key metrics since fiscal year 2018: +112% in consideration, +178% in reputation, and +77% in brand buzz.
We use a variety of marketing channels and tactics to reach our customers. Bob’s is well-known for our fun, whimsical advertising that features “Little Bob”, intended to create a memorable and lighthearted presence, moving away from the serious, high-end image of traditional furniture stores. Our “out-of-the-box” approach to unique campaigns infuses a playful element of surprise and humor, helping us to more authentically connect with our target audience. Our distinctive brand personality comes alive through high-impact television and digital campaigns, such as:
•Viral social media and advertising initiatives that generated 2.9 billion impressions in the second quarter of fiscal year 2025
•Our classic Oh My Bob! campaign in fiscal year 2024 highlighting the value appeal of our products in the memorable and fun Bob’s tone generated over 70 million views during the Spring 2025 campaign
•Our industry-first social reality series in fiscal year 2025, Till Décor Do Us Part, resulting in highly positive sentiment that generated 79 million views, 132 million impressions and 15% higher click through rate since launch in July 2025
•Strategic collaborations with local influencers and brands, including a Bob’s branded NASCAR vehicle as we entered North Carolina, which significantly enhanced market aided brand awareness by 64% since the beginning of fiscal year 2024 and garnered 250 million media impressions during the period beginning May 12, 2025 to August 31, 2025
Little Bob is the brand’s fun-loving and memorable “spokes-puppet.” He appears in much of our advertising to elevate attribution and recall. Originally conceived as founder Bob Kaufman’s avatar, Little Bob has evolved over the years to embody many of the fun and wholesome attributes of the brand.
Our marketing initiatives help boost brand awareness and drive customer traffic to our showrooms and website, which we believe in turn serves as a powerful catalyst for deepening customer engagement and loyalty.

Increase Conversion
We are constantly refining and optimizing our operations to increase conversion. We leverage real-time data and past learnings to turn tactics into a cohesive, consistent and sustainable plan across our national retail experience, talent management, and technical capabilities. We track a number of operational KPIs that highly correlate with revenue growth, including close rate by associate, OmniCart attachment rate, schedule effectiveness and training milestones. Our in-store technology platform enables retail leadership teams and store-level managers to track our operational KPIs through real-time dashboards, which enable nimble reallocation of resources and assessment of under and overperformance.
We empower regional leaders and invest in guest experience specialists. We have a robust talent pipeline that is further enhanced by continuous employee learning and development programs, fair compensation and incentives, and great store management teams. Our store associate training leverages conversion KPIs and individual performance rankings to enhance insights, coach more effectively and elevate overall team performance. Guest experience specialists offer personalized clienteling, so that each customer feels valued and understood. Our hiring and training excellence has assisted us in consistently increasing store conversion year after year.
Our showrooms are designed to deepen customer engagement through easy-to-navigate store layouts, seasonal floor resets, and café amenities, making furniture shopping enjoyable and hassle-free, which we believe in turn increases conversion. Our in-store technology enables guest experience specialists to leverage real-time stock, delivery and financing information, supported by digital shopping carts that flow seamlessly from the showroom to online, and vice versa. As we build out our technological capabilities further, we expect to generate greater process efficiencies and increase sales conversion.
Optimize Zone Pricing And Regional Assortment
Bob’s value proposition and product architecture allows us to provide a product for the vast majority of customers. We believe that our product architecture is a unique competitive advantage and we have an opportunity to further expand that strength through sophisticated zone pricing and clustered assortment capabilities.
Our everyday low price promise is supported by a sophisticated pricing strategy. Our zone pricing capabilities, which began in the fourth quarter of fiscal year 2023, are designed to help us align with local demand and purchasing power, while also enabling us to consistently offer products priced below our competitors. We track national, regional and local competitors on pricing across product categories to maintain our leading value proposition. By further strategically adjusting price points based on regional economic conditions and customer behavior, we seek to optimize our profitability while maintaining our commitment to delivering value without compromise.
Our approach to product assortment utilizes data-driven insights from real-time sales to help us better manage inventory. Our assortment “newness” is a key growth lever. By integrating new products, representing approximately 15% to 30% of our showroom product offering each year, we seek to continue to drive repeat purchase demand and brand relevance. While a majority of our products are consistent across all stores, in the first quarter of fiscal year 2024, we began to test targeted and limited localized product assortments tailored to the specific preferences and tastes of certain markets. We are pleased with initial customer responses, which builds our confidence in a broader identification and rollout of clustered opportunities. For example, we cater to our Manhattan customers by focusing on small space living furniture and exclude large sectional pieces that are not ideal for city apartments. Aligning closely with local customer preferences allows us to increase AOV and more efficiently leverage supply chain efficiencies, driving margin accretion.
Deepen Customer Relationships Through Technology
Bob’s is designed to meet customers wherever they choose to engage. Our upgraded website, refreshed in fiscal year 2023, enables fast and easy shopping with intuitive post-order self-service. Digital investments have enabled real-time cart continuity (OmniCart), AI-driven search, and virtual product visualization. Our BobSquad virtual sales team and BobBot post-order chatbot support high engagement and seamless handoff across eCommerce channels.

Bob’s leverages customer data in a variety of ways to ensure strategic, cross-functional decisions and to drive interest, conversion, and loyalty. Through our enriched customer database, we conduct in-depth analyses on our customer composition and behavior to draw valuable insights. These insights support decisions and assist in project prioritization, such as identifying marketing opportunities, capitalizing on merchandising trends and informing real estate analysis and planning. In addition, we leverage our customer data as part of our audience strategy and customer relationship management functions. For example, we develop lookalike modeling for paid media targeting and leverage our existing customer base to drive retention through email, SMS and direct mail marketing which we believe drives meaningful traffic and conversion.
Leverage Scale to Expand Margins and Drive Efficiency
We are making focused investments to efficiently drive top-line growth and margin expansion. Our margin expansion opportunities include expanding product cost margins, increasing marketing efficiencies, achieving supply chain optimization and leveraging fixed costs.
Strategic Sourcing
We continue to deliver strong and expanding product cost margins, underpinned by our operational discipline and deep vendor relationships. As we continue to scale and expand our sourcing relationships with vendors, we anticipate merchandise margin improvements, reflective of better terms, volume-based efficiencies, and increased vendor demand for our business. As of June 29, 2025, we have pivoted our supply chain completely out of China to avoid prior tariff impacts on our margins. We remain nimble and plan to proactively address incremental tariff impacts to further support continued margin expansion.
Marketing Efficiencies
Our rising retail density across existing and new markets is amplifying our brand visibility. As we pivot more towards national advertising, we continue to unlock meaningful leverage from our marketing budget. Additionally, our AI-powered targeting has enabled more precise audience engagement and has driven an approximately 50%+ improvement in return on advertising spend since fiscal year 2019. Bob’s has proven that we take meaningful market share when we enter a new market given our unique value proposition which resonates with customers. As our overall brand awareness continues to scale, we believe we will continue to drive increased marketing efficiencies and lower our overall customer acquisition costs.
Supply Chain
As we continue to scale, we expect to be able to drive efficiencies across every aspect of our supply chain, including ensuring container availability, increased purchasing power with our freight vendors to reduce ocean shipping costs, reducing trucking and depots costs per order and in order to make furniture delivery to our customers more efficient. We plan to continue diversifying our supply chain network as we expand, allowing for improved utilization of our existing distribution centers and reducing overall costs.
Fixed Costs
Our existing infrastructure across field management and corporate overhead supports growth without linear cost escalation. Our corporate staff is structured to maintain effective oversight at its current level, and we believe that our model has the capacity to support future growth while simultaneously leveraging benefits from expanding scale. We anticipate gaining additional operational benefits as we continue to densify and grow our overall national penetration.
These elements provide a foundation for continued success and ongoing operating efficiencies as we scale. We will continue to make strategic investments in our infrastructure to improve operational efficiency and prepare for the next stage of our growth.

Our Industry and Market Opportunity
We operate within the large, growing and highly fragmented $182 billion U.S. home furnishings industry (excluding barbecues) in 2024, as defined by Euromonitor.
Benefiting from Secular Trends
The COVID-19 pandemic served as a tailwind to the home furnishings industry in 2020 and 2021 and caused a surge in demand as the “stay-at-home” lifestyle led to consumers dedicating more time at home. This resulted in a market-wide pull forward, which subsequently led to a slowdown in the industry. As the industry returned to normalization in the following years, Bob’s has emerged stronger and continues to show resilience and outperformance.
We believe that our Company is well-positioned to leverage favorable long-term trends in the housing and home furnishings industries. Housing market fundamentals support a near-term recovery, with housing turnover at or near historic lows, creating pent-up demand. Additionally, the persistent gap between housing costs, rent inflation, and wage growth is creating a more value-conscious consumer that aligns with our positioning. While online engagement is rising, many customers continue to value in-store home furnishing experiences as part of the purchasing journey. We believe that the recovery in the housing market will further boost demand for home furnishings, presenting a compelling opportunity for incremental growth in our business.
Highly Fragmented Market, Characterized by Many Independent Regional Operators
The U.S. home furnishings industry is characterized by a high degree of fragmentation, predominantly composed of smaller, independent regional operators. We believe this fragmentation presents a strategic opportunity for us to grow market share by leveraging our scale, resources and omnichannel capabilities.
According to our estimates, our annual revenue currently accounts for 1% of the approximately $182 billion U.S. home furnishings industry (excluding barbecues) in 2024, as defined by Euromonitor. This presents a compelling opportunity to capture market share in a traditionally fragmented landscape, while sustaining our strong revenue growth trajectory.
Our Merchandising Strategy
Our ability to deliver a curated assortment of stylish, high-quality furniture at everyday low prices is a key differentiator in the marketplace. This advantage is driven by our focus on product assortment, competitive pricing dynamics and strategic sourcing. Our merchandising approach is designed to simplify the shopping experience for consumers, while consistently delivering exceptional value across categories.
Product Assortment
Our highly curated products are typically designed and created specifically for us. We focus on functionality and popular trends that appeal to a broad range of preferences and are used throughout the home. We offer a wide range of product categories, including upholstered living room furniture, bedroom, dining room, mattresses and home décor. Many of our products include extra features such as integrated technology, built-in storage, memory foam and reclining options, and we partner with our vendors on a shared vision for creating quality products at a great value. We do not sell third-party brands, allowing us to maintain strict control over quality and cost, and we partner with our vendors on a shared goal of bringing thoughtfully designed products to market. We integrate approximately 15% to 30% new products into our assortment each year which drives repeat purchase demand and brand activation opportunities.
We maintain a market-responsive approach to product development, carefully studying the marketplace and tracking movements in consumer behavior to identify key trends that guide our decision making. Our ability to pinpoint trending products stems from a well-established network of industry connections and overseas factory relationships. These long-standing relationships, built on mutual trust and aligned incentives, provide us with competitive intelligence that helps inform our product selection and timing decisions.

Our product architecture is data-driven and increasingly tailored to each geography’s unique tastes and needs, ensuring that our offerings are better suited to the diverse preferences of the customers we serve. This localization strategy is in early stages and a significant opportunity to further personalize our customer approach.
Our disciplined inventory management approach ensures we don’t carry significant inventory risk. We maintain controlled exit strategies for products through a measured clearance process. As a fast follower of furniture trends, our clearance items represent a small portion of our total inventory mix given our focus on proven designs.
Upholstered Products – 49% of fiscal year 2024 merchandise revenue
We offer a wide array of upholstered products, primarily within the living room category, including both stationary and motion reclining furniture -- our highest demand upholstered categories in fiscal year 2024. Our assortment ranges from budget-friendly performance fabrics to top-grain leather and represent a stable and core growth driver for our business. We differentiate our products by combining style with function, through a development process we call “Bobifying,” which often includes enhancing items with additional features while still maintaining attractive, competitive price points. These enhancements reflect our commitment to evolving with consumer preferences and include features like pop-up sleepers, drop-down tables, heat and massage functions, charging ports, integrated audio speakers, and thoughtfully designed hidden storage compartments. As customer needs and lifestyles change, we adapt our offerings accordingly, ensuring these modern conveniences complement rather than overshadow our foundation of quality and design that customers have come to value and trust.
Case Goods – 30% of fiscal year 2024 merchandise revenue
The core of our case goods collections includes bedroom sets, dining room sets, occasional and accent furniture, entertainment centers and storage pieces that complete the room. These products are central to our assortment and provide customers with stylish, functional options at compelling prices. Case goods play a pivotal role in boosting units per transaction by inspiring customers to purchase complete room solutions and expand their shopping baskets. We consistently evaluate industry trends and consumer demand, enhancing designs with added functionality, such as storage drawers, lift top chests, accent lighting and charging technology, to increase functionality. Our approach balances the introduction of new styles with trending designs, ensuring customers can “buy the look” across entire rooms.

Dining

Dressers / Chests

Storage / Entertainment

Bed Frames

Bedding – 14% of fiscal year 2024 merchandise revenue
Bedding primarily consists of mattresses and power bases, which serve as cornerstones of our value proposition and natural cross-sell opportunities throughout the store. Our guest experience specialists are trained to seamlessly integrate mattresses and power bases into bedroom purchases, and drive attachment with related categories such as adjustable bed bases and bedding accessories. This category benefits from domestic sourcing, enabling quick availability and efficient packaging for delivery. We have recently expanded our assortment with the introduction of luxury mattresses, elevating our offerings into the “Best” category. This strategic move helps us capture higher-end market segments while continuing to deliver exceptional value.

Other – 7% of fiscal year 2024 merchandise revenue
Beyond our core furniture categories, Bob’s offers a diverse assortment of home accents and complementary products that help customers complete their living spaces. This curated selection includes:
•Rugs: Area rugs in different sizes, textures and patterns
•Lighting: Table lamps, floor lamps and accent lighting
•Home Décor: Wall art, decorative mirrors and accessories
•Accent Furniture: Entryway tables, ottomans, benches and small storage solutions
•Seasonal & Lifestyle Items: Outdoor furniture and other lifestyle-oriented products
We are constantly evaluating new product categories into which we may expand. Offering these products allows Bob’s to extend its value promise into the finishing touches of the home, giving customers one-stop shopping for both full-size furniture items and smaller decorative pieces.
Bob’s Goof Proof
Our guest experience specialists are trained to recommend all furniture sales are supplemented with Bob’s Goof Proof, our extended furniture protection plan (“Goof Proof”). The cost of coverage varies by order value and includes five years of repair or replacement for stains and most accidental damage that occurs from a single incident. These protection plans are serviced by a third-party provider. In fiscal year 2024, approximately 57% of our products were complemented with Goof Proof.
Pricing Strategy
We employ an everyday low price strategy, providing consistent, competitive pricing year-round without reliance on promotions or sales. Through disciplined cost negotiations, incredible buying power and strong supplier relationships, we deliver direct savings to our customers. This approach enables customers to shop with confidence, knowing they receive the best price at any time, and streamlines the sales process for our team. We focus on helping customers find the right products rather than navigating complex promotional structures or relying on high-pressure sales tactics. Our pricing is transparent, with no hidden fees or inflated costs, ensuring a straightforward and honest customer experience.

We use data-driven processes to optimize pricing across categories:
•Good, Better, Best architecture: We pursue a “Good, Better, Best” architecture in every major product category, with the goal of providing options for various budgets while delivering value at each level. For fiscal year 2024, 42% of our product assortment was “Good,” 35% “Better,” and 22% “Best,” with a long-term goal of one-third of assortment in the “Best” tier
•Good: Provides a reliable, quality foundation of essential and durable products
•Better: Introduces additional functional capabilities, upgraded materials and styles and improved quality
•Best: Integrates premium materials, handcrafted details and design equivalent style and quality
•Zone pricing: We recently adopted zone pricing capabilities to tailor pricing at the zone level to reflect local market dynamics, supported by ongoing competitive data collection to ensure price leadership.
•Emotional price points built around destination products: We maintain and protect critical consumer price thresholds (e.g., $999) to reinforce value and trust across all product categories. We also position our destination products that Bob’s is known for, such as sofas and bedroom sets to strengthen our value perception. We leverage our home completers categories, such as lamps and tables, and special touches such as rugs, pillows and other decorative accents to build our basket size and enhance margins.
•Price bundling: In an effort to increase units per transaction, we offer “Bundle and Save” opportunities on selected compatible items, with transparent price designation on each product. Notable product pairings include a mattress with a bed frame, a dining room table with chairs or benches, or an adult bedroom set with dresser, mirror and a nightstand.
•Dynamic adjustments: While we possess the operational capability to change pricing overnight, we remain strategic and carefully gauge market conditions prior to taking pricing actions.
•Competitive insights: We proactively gather and analyze competitive data by scraping national, regional and local competitor prices to ensure that our pricing accounts for real-time market changes.
Bob’s Way to Pay
Bob’s provides a range of third-party financing solutions to meet diverse customer needs, including 6–12 month interest-free options and extended 30–60 month plans with select interest rates. These offerings support higher average order values by giving customers the ability to obtain pre-approval and build their cart within set limits. For customers not qualifying for primary financing, we offer second-tier options, lease-to-own programs, and “buy now, pay later” flexible solutions.
In fiscal year 2024, approximately 45% of revenue utilized financing. We do not assume credit risk on financing transactions but do pay associated lender fees, which are typically offset by increased average order values. This comprehensive approach ensures customers can purchase confidently and conveniently, consistent with The Bob’s Way.
Global Vendor Sourcing
Our sourcing value is driven by our buying power, streamlined assortment, and strategic vendor relationships. Our everyday low price model ensures consistent, year-round order volume for suppliers, enabling them to maintain steady production and maximize efficiency. We believe our combination of scale and consistency positions us as our suppliers’ #1 customer and partner of choice. We leverage this advantage, along with long-standing strategic relationships, to drive cost optimization, innovation, and speed-to-market. Our flexible sourcing strategy enabled us to move all key production out of China by the end of fiscal year 2024, mitigating known tariff risk, while preserving the ability to pivot as circumstances evolve. Today, our primary sourcing markets are Vietnam and the United States, and we continue to explore additional emerging markets.

Vendor Sourcing by Country
2019 (YTD as of 10/21/19)
2025 (YTD as of 09/12/25)
65%
34%
31%
25%
25%
1%
11%
8%
Vietnam
US
China
Other markets

Note: Certain figures may not sum due to rounding
This unique blend of scale, consistency, strategy, and relationship management ensures we remain nimble and responsive as the macro landscape continues to change. Looking ahead, we continue to develop our sourcing capabilities to secure capacity for growth, fuel innovation, and keep costs tightly controlled while mitigating risk. We are focused on building data-driven best practices to optimize our supply chain performance- continually improving quality and speed. A curated, diversified supplier pipeline gives us exclusive product access and pricing leverage — sustaining scale and everyday value for our customers.
Our Supply Chain
Distribution and Logistics Infrastructure
Our well-invested and hard-to-replicate distribution network and logistics infrastructure creates a unique advantage for us. We are committed to maintaining a 85%+ in-stock rate, with 55% of orders delivered to customers in 7 days or less and 76% of our orders are delivered in two weeks or less. Our delivery process is seamless, and we train and measure our delivery partners on “The Bob’s Way” to ensure an exceptional customer experience.
Number of distribution centers and third-party regional depots as to June 29, 2025

Our Ocean Freight Process
Our ocean freight process focuses on efficiently transporting products from factories to Bob’s distribution centers, and typically takes approximately two months from product completion in factory to distribution center check-in. We coordinate the movement of goods from our vendors, ensuring products are securely loaded onto vessels and shipped across the ocean. Upon arrival at the ports, our team oversees the seamless transfer of shipments into our distribution centers. As the 4th largest importer on the East Coast as of September 2024 based on shipping volume according to ImportGenius, we leverage our scale and expertise to streamline these operations, ensuring timely and reliable delivery for our business needs.
Our Distribution Centers
We operate five strategically located distribution centers, each representing a significant investment and a major operational undertaking. Our scalable national supply chain ensures service excellence, moving products from our distribution centers to 44 third-party regional depots and then directly to customers. The placement of our distribution centers provides us with a competitive advantage, allowing us to serve key markets quickly and reliably.
Dedicated teams manage every aspect of our distribution centers, including loss prevention, human resources and quality control, ensuring efficient operations and optimal performance. To handle excess capacity and maintain smooth product flow, we utilize storage trailers and external trailer lots. Our approach balances the trade-off between capital expenditures within our distribution centers and operational expenses, enabling us to maximize efficiency while controlling costs.
While we build more permanent Midwest and Southeast distribution centers, which we expect to open in the coming years, we have expanded the capacity and utilization of our existing five distribution centers to service stores in more distant markets, including the newly opened Southeast market. This approach enables us to optimize network efficiency and reduce distribution costs for stores located closer to these new facilities.
The Last Mile
An exceptional customer delivery experience is critical to The Bob’s Way. Our strategic last-mile delivery approach transforms customer satisfaction into a competitive advantage by partnering with trusted delivery specialists who share our commitment to excellence. This partnership model allows us to deliver exceptional service quality while maintaining operational flexibility, consistently achieving outstanding customer scores. Delivery is central to our value proposition, with over 90% of sales fulfilled via direct-to-home delivery. We offer premium white-glove service, including setup and packaging removal, and recently added the option for furniture removal, responding to a critical customer need.
Our third-party delivery partners are trained on our guidelines and expectations, with weekly reviews that help maintain high standards. Incentives are performance-based and maintained with rigorous quality standards. Through this customer first approach, Bob’s has turned what was once a potential pain point into a powerful customer interaction and creates overall brand loyalty and customer retention.
Omnichannel Operations
At Bob’s, the customer journey transcends transactions. Our stores and eCommerce platform form a cohesive, customer-centric ecosystem integrating all sales and communication channels. Showrooms offer a convenient and fun shopping experience, while our website and digital channels serve as a virtual extension of our showrooms. Our omnichannel model streamlines the shopping process, reducing friction and enhancing engagement, increasing conversion and driving higher average order value. Omnichannel engagement drives higher spend per item, increased items per order and greater repeat purchase rates.
Stores
Showrooms
As of June 29, 2025, we operated 198 showrooms across 26 states, with an average size of approximately 33,000 square feet. Our showrooms are intentionally designed to inspire customers and reduce the complexity often associated with furniture shopping. Furniture is a “considered purchase” due to its big-ticket nature and long-term intended use, and we believe customers prefer product interaction before making an investment.
Key features of our showrooms that support the customer experience include:
•Knowledgeable guest experience specialists: Our talented specialists are trained to assist customers in a non-pressured manner, equipped with customized “Bob Boost” tablets to provide product specifications, schedule delivery, verify availability and finalize transactions on the spot
•Engaging visual layouts: Our showrooms offer a theater-like experience, guiding customers through curated room vignettes that reflect real home settings and present complete solutions. This immersive environment facilitates cross-selling of add-ons and accessories, showcasing how complementary pieces create cohesive designs. Vignettes are seasonally updated to feature new products and best sellers, with clear price ladders underscoring the value of each option.
•Data-driven labor scheduling: We utilize analytics on store traffic and coverage per guest experience specialist to create optimal labor scheduling, ensuring that our showrooms are staffed efficiently to meet customer demand and maximize selling opportunities
•Low-pressure sales environment: Beyond product displays, our locations include family-friendly touches which encourage longer visits and reinforce the approachable personality of our brand. We believe these immersive environments not only create confidence in the purchasing process but also drive higher conversion rates

•In-store café: Our cafés offer complimentary coffee, snacks and ice cream, creating a welcoming environment that’s perfect for families. These amenities encourage longer visits and reinforce the approachable personality of our brand
Outlets
Our outlets primarily facilitate the liquidation of damaged, excess and discontinued merchandise, as well as the sale of lower average unit retail, made-for-outlet products, allowing core showrooms to maintain a curated assortment. Outlets are strategically located at the rear of our main stores and offer customers discounted options that uphold Bob’s quality and style standards while also reinforcing our full-price store environment.
As of June 29, 2025, we operate 27 stores with outlets representing approximately 14% of our total store base. This model efficiently leverages existing inventory, minimizes operational complexity, and broadens customer access to the Bob’s brand.
Empowered Teams and Efficient Service
In our showrooms, we empower store associates to focus on customer service rather than high-pressure sales. Guest experience specialists are commission-based, including a bonus structure that we believe optimizes higher sales and average order values. Our team is supported by a retail operating system unique to Bob’s that includes digital tablets for completing purchases without leaving the sales floor, as well as programs such as “Host on Duty” which dedicates a manager to floor success during every shift. Our training and development program reaffirms consistent sales strategies, with a focus on KPIs that correlate with sales such as cart conversion, Goof Proof attachment and mattress penetration. Our overall organizational design is rooted in a culture that reinforces store-level celebrations and annual reward programs.
eCommerce
Online
Our website, www.mybobs.com, was redesigned in late fiscal year 2023. Our online platform serves as a seamless extension of the showroom, offering customers access to our complete assortment, including online-

exclusive products and expanded customization options. Digital touchpoints increasingly influence transactions, supporting households both within and beyond our physical footprint and accelerating store growth. The platform instills customer confidence through detailed product information, room inspiration, 3D visualization, rich customer reviews and AI-driven recommendations tailored to style, budget, and household needs, which streamlines the purchase process and drives higher conversion and basket sizes. Fulfillment transparency is integral, with inventory status and delivery calendars embedded in the online shopping experience.
Sales Chat
Beyond our physical and online platforms, we enhance the Bob’s experience through live chat and phone sales, integral components of our omnichannel strategy. These channels blend online convenience with personalized expertise, ensuring comprehensive customer support.
Sales Chat is referred to as Bob’s Squad, and represents a highly-trained product driven team to answer questions on product functionalities, make product recommendations and complete a transaction. Customers benefit from prompt, accurate assistance and can engage with a live person through web chat, by phone or in stores. Phone sales remain a vital channel, with teams adept at building rapport and delivering tailored solutions.
Post-Order Support
Once an order is placed, whether it’s in-store, digitally or by telephone, customers receive proactive updates on delivery timing, installation options and service appointments. Our systems allow real-time tracking and instant escalation when issues arise, ensuring transparent and stress-free post-order support. Associates across chat, phone and mobile platforms have access to complete customer histories, enabling them to resolve questions seamlessly without handoffs. This platform is transitioning to an advanced large language model, which automates routine inquiries and accelerates resolutions, reducing call volumes and allowing our teams to focus on complex needs.
Our Growing Footprint and Differentiated Store Format
Cross-Functional Site Selection Guides Our Development Process
We employ a rigorous, cross-functional approach to our overall whitespace expansion strategy, including our site selection and individual store development, targeting profitable expansion through detailed market analysis and strategic alignment. Our development plan prioritizes opportunities based on market potential, profitability, and ongoing assessments of growth in both new and existing markets, supported by cash-on-cash return and financial contribution analyses.
Our strategy leverages data-driven insights, local broker expertise, landlord relationships, and market intelligence to identify prime locations. Markets and sites are evaluated for alignment with supply chain efficiency, competitive pricing, brand awareness, and proximity to successful showrooms. We embrace competitive markets given our differentiated proposition.
Our Real Estate Committee, composed of cross-functional leaders, reviews and approves all potential sites through comprehensive market and financial analyses and incorporating learnings from existing stores to refine criteria and strategy. While we evaluate a variety of criteria for our new store locations, we focus specifically on targeting growing markets that exhibit high-traffic characteristics while evaluating existing competitor presence in each. We prudently evaluate demographic data and patterns, advantaged by our appeal to a diverse customer base. Leveraging experience and strategic partnerships, we secure competitive sites and drive expansion in-line with our long-term growth objectives. As of June 29, 2025, we have entered into agreements for 100% of planned new showroom locations for fiscal year 2026 and approximately one-third of our planned locations for fiscal year 2027.
Our new showroom prototype averages 32,000 sq ft. with an average net cash investment of $1.7 million (net of tenant allowances) and typically have a payback period of approximately 2 years. By Year 5, we expect these showrooms to reach $9 million in AUV and ultimately deliver cash-on-cash returns of 80%+.
We maintain a disciplined approach to store enhancements, separating our efforts into refreshing, remodeling, and relocation.
•Refreshes – include paint and minor store scheme updates, and are performed to keep our storefronts consistent and inviting, reinforcing our showroom’s identity.
•Remodels – our store remodel program enhances layouts, upholds brand consistency and strengthens our competitive position in some of our most productive locations. In fiscal year 2025, three stores received updated designs through full remodels.
•Relocations – strategic relocations of stores to more advantageous sites have consistently delivered significant lifts in comparable sales. Over the last five years, we have relocated 6 stores, which on average delivered a total revenue lift of 14% YoY in the pre vs. post periods.
Targeted Expansion in Existing and New Markets
We focus on strengthening our presence in existing markets and expanding into high-growth potential markets, demonstrating consistent showroom execution nationwide.
In established markets, we densify our footprint to enhance operational scale. While targeted infill can create short term pressure on AUV, this densification strategy unlocks meaningful market share gains and supports our long-term growth objectives. Investments in localized marketing, distribution and customer engagement maximize store performance and reinforce market leadership. We have seen an increase in national market share from this strategic approach as market share has grown from fiscal year 2022 to this year.
In new markets, we seek to build brand awareness and deploy experienced managers from our talent pool to establish strong operational foundations and seed our culture. These leaders leverage operational expertise and local insights to connect to the local community and ensure each site meets market potential. This disciplined approach balances risk and drives long-term ROI as we enter new territories.

Our market entry strategy follows a deliberate cluster-based expansion model, exemplified by our planned opening of six locations in North Carolina during the first year of market entry. This concentrated approach allows us to achieve meaningful market penetration while maximizing operational synergies and brand recognition within each new designated market area. When entering new markets, we implement broad marketing campaigns to build awareness and attract customers. The ongoing efficiency improvements in our established markets provide a strong foundation, enabling us to further optimize marketing investments as our new regions expand and begin driving overall profitability.
Our People and Our Culture
At Bob’s, our team of more than 5,800 people (as of September 10, 2025) is at the center of everything we do. The Bob’s Way guides how we interact with customers, how we treat one another and how we operate our business. By creating a culture built on honesty, integrity, transparency and fun, we empower our teams to deliver the exceptional experience our customers deserve.
Honesty
Honesty is the cornerstone of Bob’s. We ask our people to own outcomes, celebrate wins and acknowledge mistakes. This standard creates an environment where accountability is embraced. By embedding honesty into all that we do, we have built teams that are resilient, collaborative and aligned. What drives our performance are the same no-pressure, no-gimmicks principles that guide our interactions every day.
Integrity
At Bob’s, integrity means a steadfast commitment to our mission of helping customers build a home they truly love. We hold ourselves to the highest ethical standards, ensuring every decision and relationship reflects our dedication to doing what’s right for our customers, our team, and our communities. Our team members are empowered to act with care, always prioritizing long-term trust over short-term gain. By consistently aligning our actions with our values, we create meaningful experiences and lasting relationships, earning a reputation we’re proud to uphold.
Transparency
We believe transparency is a form of respect for our customers and for one another. We have open communication between managers and our guest experience specialists. Our top guest experience specialists earn recognition as the Best of Bob’s award celebrating and acknowledging their performance. Our team knows exactly where the Company is headed, what is expected of them and how their contributions matter. This culture of openness fosters trust and empowers our teams to deliver on our promise of value without compromise.
Fun
While our business is grounded in operational discipline, we also believe an enjoyable workplace attracts and retains the best talent. Our showrooms and distribution centers emphasize camaraderie, with recognition programs, team events and traditions that keep morale high. This emphasis on fun contributes to a welcoming environment, improves engagement and retention, and encourages our team to see long-term career potential with Bob’s.
Training and Development
At Bob’s, talent is our key competitive advantage. We view acquisition, training, and development as an ongoing cycle, ensuring specialists and leaders are equipped to grow with the business. We recruit with purpose, prioritizing candidates with strong character, a service mindset, and alignment with our culture. Customer orientation is valued over prior sales experience, fostering a consultative approach. Our recruiting teams actively seek individuals who embody Bob’s values of honesty, integrity, transparency and fun.
Leadership potential is assessed continuously and integrated into development plans. 81% of our open store manager roles in fiscal year 2024 were promoted internally, with an attractive average tenure of approximately seven years. Store manager retention improved from 82% to 86% YoY, reflecting our strong culture and clear career pathways for long-term success.
Training at Bob’s addresses both current roles and future responsibilities. Guest experience specialists receive targeted instruction through classroom, e-learning, and hands-on training. Store managers complete advanced programs in financial management, process efficiency, and performance leadership, with emphasis on setting expectations, accountability, and recognition. Our culture supports an environment of continuous learning, where all team members have the opportunity to improve performance and develop their careers.
Updated policies and an accessible Employee Code of Conduct reinforce our cultural standards, complemented by role-specific “Expectations of Excellence.” This disciplined approach to recruitment, training, and development builds a robust talent pipeline, improves retention, reduces turnover, and supports scalable growth while preserving our culture. Investing in our people ensures an engaged workforce equipped to achieve our growth objectives.
Growing Our Brand
As we expand nationally, we continue to reinforce our customer-first brand promise. Our model not only benefits consumers but also extends to suppliers and vendors through trusted, long-term relationships. We aspire to be recognized not as a traditional national chain, but as a trusted, community-centric retailer.
Awareness and Marketing
Bob’s marketing strategy balances immediate performance with long-term brand strength through a full-funnel approach leveraging connected TV, social media, digital channels, and first-party data. We employ rigorous analytics focused on acquisition cost, conversion, and lifetime value, optimizing channel mix and messaging in real time via multi-touch attribution. Our advertising campaigns emphasize transparent pricing and differentiated value, avoiding promotional discounting to reinforce brand equity. Our creative strategy highlights our highly differentiated in-house capabilities and leverages our agility to rapidly produce, pivot, and scale content that supports dynamic product launches and evolving business strategies.
Advertising communicates the transparency, ease, and fun of shopping at Bob’s. Using consistent “no gimmicks” messaging and our “Little Bob” brand ambassador we reinforce and build trust with our customers. Storytelling, often utilizing family-oriented narratives, highlights our product’s role in everyday life, fostering broad resonance and brand credibility. Strategic partnerships with the NFL, NHL and MLB, in addition to our introduction of a Bob’s-branded NASCAR vehicle, expand brand awareness and community integration. For new markets, we also deploy targeted, localized campaigns that blend core messaging with market-specific insights, strengthening visibility and trust as we grow.

BOB'S Discount Furniture
PRESENTS
'Till Decor Do Us Part
A design show that puts your love to the test... for better or for worse.
BOB'S DISCOUNT FURNITURE STYLISH QUALITY FURNITURE FROM BOB'S COUPLES WITH OPPOSITE DESIGN TASTE YOUR PARTNER WHO KNOWS NOTHING ABOUT YOUR DESIGN TASTE
LITTLE BOB GABBY BRYAN JULY 7
WATCH THE SIX EPISODE SERIES @TILLDECORDOUSPART

BOB'S
DARE TO COMPARE
CHALLENGE
MYBOBS.COM

BOBOPEDIC
$799
BOBOPEDIC

Indianapolis just got way more affordable.
BOB'S FURNITURE
Avon
Castleton
Greenwood

BOB'S
Discount Furniture
11
BOB'S
Discount Furniture
SportClips
HAIRCUTS
PROGRESSIVE
Mobil 1
GOODYEAR
EAGLE

Tech-Enabled Engagement
We invest in technology to deliver seamless omnichannel experiences, integrating our physical and digital platforms for a unified brand presence. With approximately 14% of our business conducted digitally, we leverage AI and machine learning for personalized engagement, efficient content creation, and dynamic campaign optimization, ensuring consistent and cost-effective customer interactions.
Our robust customer database enables detailed analysis of customer demographics and behavior, informing targeted audience strategies and marketing initiatives. These insights drive strategic decisions across functions, supporting marketing opportunities, merchandising trends, and brand awareness efforts.
Community Impact and Giving Back
We view community impact as a core element of Bob’s identity and long-term strategy. Our commitment extends beyond the customer transaction to include support for the communities in which we operate.
Our efforts include:
•Local engagement initiatives as we enter new markets, ensuring that Bob’s builds authentic, lasting community connections.
•Charitable giving and sponsorships focused on families, education and causes aligned with our mission of providing comfort and value.
•Associate-driven programs that empower our employees to contribute meaningfully to local organizations and causes.
•Donations to a local nonprofit organization and school as part of every new store grand opening celebration

We believe that a strong community presence enhances long-term brand equity and differentiates Bob’s from traditional national retailers, ensuring that growth is accompanied by measurable positive impact.

Little Bob,
Big Impact
For every plushie sold, Bob's Discount Furniture will donate $5 to
Children's Miracle Network Hospitals

Welcome to
BOB'S
promise
purpose
BOB'S
Outreach

Welcome To
BOB'S
promise
purpose
BOB'S Outreach
BOB'S Discount Furniture
Oct. 11, 2024
Summerwind Elementary School
$2,500
Two Thousand Five Hundred and 00/100
Random Acts of Kindness

Our Technology
Technology underpins our strategy, enabling seamless omnichannel experiences and driving efficiency, scalability, and innovation. We balance third-party solutions with custom development for competitive advantage, ensuring consistency across channels and investing in digital platforms that deepen online engagement. Recent initiatives include advanced personalization and additional Buy Now, Pay Later options, with AI embedded across customer service, product recommendations, and ERP optimization.
AI deployment optimizes supply chain and freight operations, improving demand forecasting, inventory management, and route planning to reduce costs and accelerate delivery. These efforts enhance operational efficiency and product availability.
Data security is paramount, overseen by our Chief Information Security Officer and supported by robust safeguards such as phishing simulations, penetration testing, and continuous monitoring. At Bob’s, technology is a key enabler of business outcomes, facilitating seamless customer experiences and informed decision-making. As we further integrate AI and unify data, we will continue to deliver a more personalized, efficient, and secure service.
Competition
We operate within the large, growing and highly fragmented $182 billion U.S. home furnishings industry (excluding barbecues) in 2024, as defined by Euromonitor. The U.S. home furnishings industry is characterized by a high degree of fragmentation, predominantly composed of smaller, independent regional operators. We believe this fragmentation presents a strategic opportunity for us to grow market share by leveraging our scale, resources and omnichannel capabilities.

Our focus on value positions us well within the expansive and fragmented $182 billion U.S. home furnishings industry (excluding barbecues) in 2024, as defined by Euromonitor, allowing us to capture significant share by appealing to customers seeking quality, style and affordability.
Our competition also includes furniture stores, big box retailers, department stores, specialty retailers and online furniture retailers and marketplaces. New or existing home furniture retailers could also enter our markets and increase the competition we face.
Intellectual Property
In an effort to establish and protect our brand and other intellectual property rights, we rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements, license agreements and similar contracts to establish and protect our proprietary rights. As of June 29, 2025, we had, or had exclusive licenses to use, over 40 U.S. trademark registrations and applications, including “BOB’S DISCOUNT FURNITURE,” “Oh My Bob!” and “BOB-O-PEDIC.” In order to maintain our U.S. trademark registrations, we must continue to use the marks in commerce on the goods and services identified in the registrations and must make required filings with the U.S. Patent and Trademark Office at intervals specified by applicable statutes and regulations. Failure to comply with these requirements may result in abandonment or cancellation of the registrations.
We also hold the rights to several domain names, including mybobs.com. We believe that our trademarks and other proprietary rights are important to our success and our competitive position, and, therefore, we devote resources to the protection of our trademarks and proprietary rights.
Other than licenses to commercially available software, we do not believe that any of our licenses to third-party intellectual property are material to our business taken as a whole.
Information Technology and Systems
Our technology and information systems are foundational to enabling business intelligence and operational excellence across our sales channels. We continue to invest in scalable, secure, and customer-centric technologies to enhance the customer experience, drive sales and create operating efficiencies. Our infrastructure leverages a hybrid model of cloud-based and co-located data centers, supporting an ecosystem of integrated, industry and standard applications.
Our systems provide the data analysis and automation necessary to support our marketing, merchandising, pricing, inventory, distribution, store operations and point-of-sale, eCommerce, finance, accounting and human resources operations and initiatives. We continue to innovate and optimize our technology systems as well as continue to make significant investments in our technology infrastructure to support agility, resilience, and growth. We believe our current systems allow us to quickly identify and respond to business trends while maintaining strong defenses against ever-evolving cybersecurity threats. See “Risk Factors—Risks Related to Data Privacy and Information Technology.”
Properties
Our primary offices are located at 434 Tolland Turnpike, Manchester CT, where we occupy approximately 103,000 square feet of office space pursuant to a lease agreement that expires in October 2037.
As of June 29, 2025, we lease five distribution centers, located in California, Connecticut, Illinois, Maryland and New Jersey, with an average size of approximately 685,000 square feet. We also lease retail space for our stores, in 198 locations as of June 29, 2025 across 26 U.S. states.
Employees
As of September 10, 2025, we had approximately 1,099 salaried employees and 4,750 hourly, commissioned or mileage-based employees. As of that date, approximately 4,379 of our employees were based in our stores, 940 of our employees were based in our distribution centers and 530 of our employees were based in our corporate headquarters.

As of September 10, 2025, a total of 260 employees in 12 of our stores are represented by a union or subject to collective bargaining agreements. We have not experienced any work stoppages and we believe that we have good relationships with our employees.
Seasonality
While we believe that our wide assortment of products across our omnichannel platforms makes us less susceptible to seasonal shopping patterns than many retailers, our quarterly results nevertheless vary depending upon a variety of factors, including changes in our product offerings, the opening of new retail locations and shifts in the timing of various events quarter over quarter including holidays, among other things. As a result of these factors, our working capital requirements and demands on our product distribution and delivery network may fluctuate during the year. Unique factors in any given quarter may affect period-to-period comparisons between the quarters being compared, and the results for any quarter are not necessarily indicative of the results that we may achieve for a full fiscal year.
Regulation and Legislation
We are subject to numerous regulations, including labor and employment laws, customs, laws governing truth-in-advertising, consumer protection, privacy, safety, real estate, environmental and zoning and occupancy laws, and other laws and regulations that regulate retailers and govern the promotion and sale of merchandise and the operation of our stores, manufacturing and distribution facilities, in the United States as well as in jurisdictions from which we source products. We monitor changes in such laws believe that we are in material compliance with laws applicable to our business.
Data Privacy/Security
Numerous state and federal laws, rules, regulations, industry standards and other obligations relating to privacy, data protection, and data security govern the collection, dissemination, use, access to, confidentiality, and security of personal information, and we are subject to several such obligations. Failure to comply with these obligations, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, industry standards and other obligations are evolving, may conflict with each other to make compliance efforts more challenging, and can result in investigations, proceedings, or actions that lead to significant penalties and restrictions on data processing and we may become subject to additional requirements and obligations as we expand our operations into new geographic markets. See “Risk Factors—Risks Related to Data Privacy and Information Technology.”
Environmental
We believe federal and state environmental regulations have not had a material effect on operations, but more stringent and varied requirements of local government bodies with respect to zoning land use and environmental factors could delay construction and increase development costs for new stores.
Legal Proceedings
From time to time, we have and we may become involved in litigation, claims and other proceedings relating to the conduct of our business including but not limited to claims related to our employment practices, commercial disputes, claims of intellectual property infringement and claims related to personal injuries and product liability for the products that we sell and the stores we operate. Any claims could result in litigation against us and could result in regulatory proceedings being brought against us by various federal and state agencies that regulate our business. Defending such litigation is costly and can impose significant burden on management and employees. Further, we could receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurance that favorable final outcomes will be obtained.
In the opinion of management, we are currently not a party to any legal proceedings, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations.

Management
Executive Officers and Directors
Below is a list of the names, ages as of the date of this prospectus, positions and a brief account of the business experience of the individuals who serve as our executive officers and directors as of the date of this prospectus.

Name	Age	Title
William G. (“Bill”) Barton	68	Chief Executive Officer, President and Director
Carl Lukach	44	Chief Financial Officer, Executive Vice President and Treasurer
Rob Bogan	57	Chief Technology Officer and Senior Vice President
Patricia Davies	67	Chief Human Resources Officer and Senior Vice President
Carol Glaser	58	Chief Merchandising Officer and Executive Vice President
Stephen Moeller	48	Chief Growth Officer and Executive Vice President
Ramesh Murthy	59	Chief Operating Officer and Executive Vice President
Stephen Nesle	58	Chief Marketing Officer and Senior Vice President
Ryan Schaffer	47	Chief Legal & Development Officer and Corporate Secretary
Edmond J. English	72	Executive Chairman
Mir Aamir	53	Director
Joshua Bekenstein	67	Director
Barbara Carbone	66	Director
Jennifer Davis	48	Director
Soyoung Kang	51	Director
Robert Kaufman	73	Director
John Kilgallon	62	Director
Phil Loughlin	58	Director
Scott Williams	61	Director
__________________
(1)Member of the Audit Committee.
(2)Member of the People Committee.
(3)Member of the Nominating and Corporate Governance Committee.
Executive Officers
William G. (“Bill”) Barton has served as our Chief Executive Officer, President and Director since October 2020. Prior to joining Bob’s Discount Furniture, Mr. Barton served as the President and Chief Executive Officer of California Closets Company, Inc., a manufacturer of custom closets and storage for homes, from May 2009 to October 2020, where he worked with the leadership team to drive sustained growth, launching California Closets’ eCommerce platform and establishing collaborations with major lifestyle brands. Mr. Barton was the co-founder, president and chief operating officer of Tier Technologies, Inc. (NASDAQ: TIER), a global information technology professional services firm, from 1990 to 2000. They provided strategic IT consulting and systems integration services to corporate and government clients throughout the US, UK and Australia. Mr. Barton holds a Bachelor of Science degree in Business Administration and Management from the University of Phoenix and an M.B.A. from Pepperdine Graziadio Business School. We believe Mr. Barton is qualified to serve on our Board of Directors because of his extensive industry and institutional knowledge, operational experience and his knowledge of our company through his role as our Chief Executive Officer.
Carl Lukach has served as our Chief Financial Officer, Executive Vice President and Treasurer since June 2023. Prior to joining Bob’s Discount Furniture, Mr. Lukach served as Chief Financial Officer of Noodles & Company (NASDAQ: NDLS), a fast-casual restaurant chain, from November 2020 to June 2023, prior to which he served as Vice President, Finance of Equinox from September 2016 to November 2020. From September 2014 to September 2016, Mr. Lukach served as Senior Director, Finance and Corporate Development at Abercrombie & Fitch (NYSE:

ANF), prior to which he spent nearly a decade as an investment banker in the Retail & Consumer Group at Credit Suisse and Bear Stearns. Mr. Lukach holds a Bachelor’s degree in Finance from Georgetown University.
Rob Bogan has served as our Chief Technology Officer and Senior Vice President since April 2025. Prior to joining Bob’s Discount Furniture, Mr. Bogan served as the Chief Technology Officer of DXL Group (NASDAQ: DXLG), an omni channel clothing retailer, from November 2023 to April 2025. From August 2023 to November 2023, Mr. Bogan served as Chief Information Officer of Cato Corporation (NYSE: CATO), a specialty retailer, prior to which he served as Chief Technology Officer of Mitchell Gold + Bob Williams, a home furnishings manufacturer and retailer, from September 2021 to August 2023 and Senior Vice President, Technology and Chief Information Officer of California Closet from May 2018 to August 2021. Mr. Bogan studied computer science in Dublin, Ireland, and later advanced his education at the University of California, Berkeley, Haas School of Business, completing its intensive CIO Leadership program. His background combines technical training with executive development, reflecting a global career at the intersection of technology and business strategy.
Patricia Davies has served as our Chief Human Resources Officer and Senior Vice President since January 2021, and previously served as our Senior Vice President, Human Resources from March 2016 to December 2020. Prior to joining Bob’s Discount Furniture, Ms. Davies was Corporate Officer and Vice President, Human Resources of Jabil Inc. (formerly Nypro Inc.), a healthcare manufacturer, from December 2011 to March 2016. Ms. Davies holds a Bachelor of Science degree in Biology and Chemistry from Indiana University of Pennsylvania and a Master of Science degree in Environmental Science from Temple University.
Carol Glaser has served as our Chief Merchandising Officer and Executive Vice President since July 2020, and previously served as our Executive Vice President, Merchandising from October 2018 to July 2020 and our Senior Vice President and General Merchandise Manager from March 2013 to October 2018. Ms. Glaser has held other notable merchandising leadership positions from March 2008 to March 2013 including Vice President and General Merchandise Manager, General Merchandise Manager and Divisional Merchandise Manager. Prior to joining Bob’s Discount Furniture, Ms. Glaser was the Vice President of Merchandising for Levitz Furniture from April 2006 to December 2007. Ms. Glaser holds a Bachelor of Science degree in marketing from Long Island University.
Stephen Moeller has served as our Chief Growth Officer and Executive Vice President since October 2024. Prior to joining Bob’s Discount Furniture, Mr. Moeller served in senior roles at Wayfair Inc. (NYSE: W) from May 2017 to October 2023, including General Manager: Exclusive Brands, Supplier Acquisition, Visual Media and User Generated and COO, Wayfair Professional. Mr. Moeller holds a Bachelor of Arts degree in Economics from Princeton University.
Ramesh Murthy has served as our Chief Operating Officer and Executive Vice President since March 2025 and Executive Vice President of Operations since November 2024. He previously served as our Chief Supply Chain Officer and Executive Vice President from March 2022 to November 2024. Prior to joining Bob’s Discount Furniture, Mr. Murthy served in senior roles at Hasbro from June 2014 to March 2022, including Senior Vice President – Global Planning and Logistics and Senior Vice President – Global Planning. Mr. Murthy holds a Bachelor of Science degree in Biomedical Engineering and Electrical Engineering from Rensselaer Polytechnic Institute and a Master of Science degree in Biomedical Engineering from Boston University.
Stephen Nesle has served as our Chief Marketing Officer and Senior Vice President since March 2016. Prior to joining Bob’s Discount Furniture, Mr. Nesle was an independent creative and marketing consultant. Mr. Nesle holds a Bachelor of Fine Arts degree in creative writing from Emerson College.
Ryan Schaffer has served as our Chief Legal & Development Officer and Corporate Secretary since March 2025, and previously served as our Chief Legal Officer and Corporate Secretary from March 2022 to March 2025 and Senior Vice President, General Counsel and Corporate Secretary from June 2021 to March 2022. Prior to joining Bob’s Discount Furniture, Mr. Schaffer served as Vice President and Managing Counsel of Inspire brands from December 2020 to May 2021, prior to which he served in a number of senior roles at Dunkin’ Brands from January 2012 to December 2020, including Vice President and Managing Counsel, Senior Director and Legal Counsel and Director, Legal Counsel and Assistant Corporate Secretary. Mr. Schaffer holds a Bachelor of Arts degree in Government from Harvard University and a J.D. from the University of Virginia School of Law.

Non-Employee Directors
Edmond J. English has served as the Executive Chairman of our Board of Directors since March 2016. Mr. English served as our Chief Executive Officer from November 2006 to March 2016. Prior to joining Bob’s Discount Furniture, Mr. English served as Chief Executive Officer for The TJX Companies, Inc. (NYSE: TJX) from 2000 to 2005. In addition to serving on our Board of Directors, Mr. English also serves as a director of Burlington Stores, Inc. (NYSE: BURL) and Rue Gilt Groupe, Inc., a private off-price eCommerce portfolio company. Mr. English also serves on the Board of Trustees of various funds within the multi-affiliate structure of Natixis Global Asset Management, a global asset management firm. Mr. English holds a Bachelor of Science degree in Business Administration from Northeastern University. We believe that Mr. English is qualified to serve on our Board of Directors based on his extensive understanding of our business through his various leadership roles at our company and more than 40 years of experience in the retail industry, including broad experience in large retail chain management encompassing marketing, finance and accounting, operational expertise and supply chain management.
Mir Aamir has served on our Board of Directors since January 2021. Mr. Aamir has served as President and Chief Executive Officer of Fulfil Solutions, Inc., a venture backed robotics automation company, since November 2021. Prior to Fulfil Solutions, Inc., Mr. Aamir served in various senior executive roles at Quotient Technology Inc., a digital marketing platform company, from October 2013 to August 2019, including President and Chief Executive Officer, as well as Safeway, Inc., a national grocery retailer from May 2005 to September 2013. In addition to serving on our Board of Directors, Mr. Aamir also serves on the boards of directors of Fulfil Solutions, Inc. and Teach the World Foundation, a nonprofit organization dedicated to educating unschooled children using technology and game-based learning. He previously served on the board of directors of Cloudways, a high growth cloud application company, until its acquisition by Digital Ocean (NYSE: DOCN) in 2022, as well as on the Board of FTD, LLC, a global eCommerce retailer. Mr. Aamir holds a Bachelor of Business Administration degree from the Institute of Business Administration at the University of Karachi in Pakistan and an M.B.A. from the University of Chicago Booth School of Business. We believe that Mr. Aamir is qualified to serve on our Board of Directors based on his leadership in multiple businesses.
Joshua Bekenstein has served on our Board of Directors since February 2014. Mr. Bekenstein has been a Senior Advisor at Bain Capital Private Equity, LP, since January 2023. Previously, he was a Managing Director, having joined the firm at its inception in 1984. Prior to joining Bain Capital, Mr. Bekenstein spent several years at Bain & Company, where he was involved with companies in a variety of industries. In addition to serving on our Board of Directors, Mr. Bekenstein also serves as a director of Bright Horizons Family Solutions Inc. (NYSE: BFAM), BRP Inc. (NASDAQ: DOOO) and Dollarama Inc. (OTC: DLMAF). He previously served on the boards of directors of The Michaels Companies, Inc. (NASDAQ: MIK) until April 2021 and Canada Goose Holdings Inc. (NYSE: GOOS) until September 2023. Mr. Bekenstein holds a Bachelor of Arts degree in Economics from Yale University and an M.B.A. from the Harvard Business School. We believe Mr. Bekenstein is qualified to serve on our Board of Directors because of his leadership and investment experience in the retail industry.
Barbara Carbone has served on our Board of Directors since January 2023. Ms. Carbone served in several accounting and auditing-related roles at KPMG LLP, a multinational accounting and advisory firm, from 1981 through September 2019. Since August 2020, Ms. Carbone has served as the chair of the board of directors of TrueCar, Inc. (NASDAQ: TRUE), an automotive digital marketplace. Since November 2022, she has served as a member of the board of directors of Limoneira Company (NASDAQ: LMNR), a publicly-traded international agribusiness and real estate development company and, since May 2025, has served as a member of the board of directors of The Cooper Companies, Inc. (NASDAQ: COO), a global medical device company. From January 2021 through March 2025, Ms. Carbone served on the board of directors of DZS Inc. (NASDAQ: DZSI), a provider of mobile transport and broadband access equipment and software. From June 2021 through August 2022, Ms. Carbone served on the board of directors and chair of the audit committee of Blue Nile, Inc., the world’s leading diamond jeweler online for engagement and wedding rings. Ms. Carbone holds a Bachelor of Business Administration degree in Business and Accounting from California State University-Sacramento. We believe Ms. Carbone is qualified to serve on our Board of Directors based on her substantial financial and audit expertise, and experience as a director of public companies in various business sectors.

Jennifer Davis has served on our Board of Directors since November 2022. Ms. Davis has been a partner at Bain Capital since August 2022, where she is in the Consumer vertical and a member of the North America Private Equity team. Prior to joining Bain Capital, Ms. Davis was a partner in Consumer/Retail Investment Banking at Goldman Sachs, where she served as Head of Retail Investment Banking and Head of Consumer/Retail Client Coverage. Ms. Davis currently serves on the board of Canada Goose Holdings Inc. (NYSE: GOOS), the board of privately held 1440 Foods, and the boards of directors of non-profits The Opportunity Network and Cornell University. Ms. Davis holds a Bachelor of Science in Applied Economics and Business Management from Cornell University and an M.B.A. from the Harvard Business School. We believe Ms. Davis is qualified to serve on our Board of Directors based on her strong finance, marketing and general business operations skills and valuable experience gained from current board service.
Soyoung Kang has served on our Board of Directors since January 2021. Ms. Kang is currently President at eos Products, a fast-growth consumer packaged goods company, since August 2025 and previously served as Chief Marketing and Innovation Officer from June 2018. Prior to joining eos Products, Ms. Kang served as Senior Vice President of Brand Merchandising at Bath & Body Works, Inc. (NYSE: BBWI) and other executive roles from 2008 to 2018. Before that, Ms. Kang led strategy and growth initiatives across global companies, including Victoria’s Secret & Co. (NYSE: VSCO) and The Boston Consulting Group. Ms. Kang holds a B.S. from the Massachusetts Institute of Technology and an M.B.A. from The Wharton School of the University of Pennsylvania. We believe Ms. Kang is qualified to serve on our Board of Directors based on her experience in consumer products, retail and merchandising, and high growth companies.
Robert Kaufman has served on our Board of Directors since February 2014. Mr. Kaufman co-founded Bob’s Discount Furniture in 1991, and was instrumental in our rapid expansion. Mr. Kaufman currently serves on the boards of directors of non-profits Camp Rising Sun Charitable Foundation, Inc. and Family & Children’s Aid Supporting Foundation, Inc. Mr. Kaufman holds a Bachelor of Science in Marketing from the University of Connecticut. We believe Mr. Kaufman is qualified to serve on our Board of Directors based on his knowledge of our company through his role as co-founder.
John Kilgallon has served on our Board of Directors since February 2014. Mr. Kilgallon has been a Partner at Bain Capital since 2011, where he is a member of the North America Private Equity team, and leads the Capital Markets team. Prior to joining Bain Capital, Mr. Kilgallon held senior leadership positions in debt and equity capital markets, investment banking, and corporate finance at Citadel, Merrill Lynch, Goldman Sachs, and Bear Stearns. He began his finance career at GE Capital. Mr. Kilgallon holds a Bachelor of Science in Mechanical and Aerospace Engineering from Princeton University and an M.B.A. from the Amos Tuck School at Dartmouth College. We believe Mr. Kilgallon is qualified to serve on our Board of Directors based on his strong finance, marketing and general business operations skills and valuable experience gained from current board service.
Philip Loughlin has served on our Board of Directors since 2016. Mr. Loughlin has been a Partner at Bain Capital since 2004, where he is the global head of Bain Capital Private Equity’s Financial Services team and a member of the Consumer team. Prior to joining Bain Capital in 1996, Mr. Loughlin was a consultant at Bain & Company. He has also served in operating roles at Eagle Snacks, Inc. and Norton Company. Mr. Loughlin serves on the boards of directors of private companies, including Envestnet, Inc., Guidehouse Inc., Fogo de Chao, Inc., Sizzling Platter, LLC and Dessert Holdings Inc. He previously served on the boards of directors of AMC Entertainment, Inc. (NYSE: AMC) and Bloomin’ Brands, Inc. (NASDAQ: BLMN). Mr. Loughlin holds a Bachelor of Arts in Economics from Dartmouth College and an M.B.A. from the Harvard Business School. We believe Mr. Loughlin is qualified to serve on our Board of Directors based on his strong finance, marketing and general business operations skills and valuable experience gained from previous and current board service.
Scott K. Williams has served on our Board of Directors since July 2018. Mr. Williams has served as Chief Executive Officer and a director of Batteries Plus, a retailer of battery and lighting solutions, since January 2019. Mr. Williams previously served as President of Cabela’s, Inc. from February 2016 until its acquisition by Bass Pro Shops in October 2017. Prior to that, he was Chief Commercial Officer at Cabela’s from August 2015 to February 2016 and Chief Marketing and eCommerce Officer from October 2011 to August 2015. Previously, he was President of Fanatics, Inc., a pure-play growth company in licensed apparel. He had also served as Corporate Vice President for Wal-Mart Stores, Inc. with responsibility as General Manager of the Samsclub.com business unit, as well as overseeing digital marketing and call center operations. Prior to working at Wal-Mart, he was Senior Vice President of the Marketing and Direct Business segment of OfficeMax, Inc. In addition to serving on our Board of Directors, Mr. Williams has served on the board of directors of Duluth Holdings Inc. (NASDAQ: DLTH) since June 2018 and has served as Compensation Committee Chair since May 2025. Mr. Williams holds a Bachelor of Science degree in Business Administration from the University of Kansas and a Masters of Management degree from the Kellogg Graduate School of Management of Northwestern University. We believe Mr. Williams is qualified to serve on our Board of Directors given his considerable experience across both online and in-store retailing businesses.
Family Relationships
There are no family relationships between any of our executive officers or directors.
Controlled Company
Upon completion of this offering, we will be a “controlled company” under                          corporate governance standards. As a controlled company, exemptions under                          standards will exempt us from certain                          corporate governance requirements, including the requirements:
•that our Board of Directors be composed of a majority of “independent directors,” as defined under                         rules;
•that the people committee be composed entirely of independent directors; and
•that the nominating and corporate governance committee be composed entirely of independent directors.
Accordingly, for so long as we are a “controlled company,” you will not have the same protections afforded to stockholders of companies that are subject to all of                          corporate governance requirements. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in the rules of                         .
These exemptions do not modify the independence requirements for our audit committee, and we expect to satisfy the member independence requirement for the audit committee prior to the end of the transition period provided under                          listing standards and SEC rules and regulations for companies completing their initial public offering.
Board Composition and Director Independence
Our business and affairs are managed under the direction of our Board of Directors. The number of directors will be fixed by our Board of Directors, subject to the terms of our second amended and restated certificate of incorporation and second amended and restated bylaws that will become effective immediately prior to the completion of this offering.
Our Board of Directors has undertaken a review of the independence of each director. Based on the information provided by each director concerning his or her background, employment, and affiliations, our Board of Directors has determined that each of , , and are independent under the rules of                 . In making this determination, the Board of Directors considered the relationships that such directors have with our Company and all other facts and circumstances that the Board of Directors deemed relevant in determining such directors’ independence, including beneficial ownership of our capital stock by each non-employee director and their affiliates, and the transactions involving them described in “Certain Relationships and Related Party Transactions.”
Our Board of Directors will be divided into three classes, as follows:
•Class I, which will initially consist of                         , whose terms will expire at the first annual general meeting of stockholders occurring after this offering;
•Class II, which will initially consist of                         , whose terms will expire at the second annual general meeting of stockholders occurring after this offering; and

•Class III, which will initially consist of                         , whose terms will expire at the third annual general meeting of stockholders occurring after this offering.
Upon the expiration of the initial term of office for each class of directors, each director in such class shall be elected for a term of three years and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal.
Board Committees
Upon the completion of this offering, our Board of Directors will have three standing committees: the audit committee; the people committee; and the nominating and governance committee. Each of the committees operates under its own written charter adopted by the Board of Directors, each of which will be available on our website upon closing of this offering.
Audit Committee
Following this offering, our audit committee will be composed of                         , with                          serving as chairperson of the committee. We anticipate that, prior to the completion of this offering, our audit committee will determine that                          meets the definition of “independent director” under the rules of                          and under Rule 10A-3 under the Exchange Act. Within one year following the effective date of the registration statement of which this prospectus forms a part, the audit committee will consist exclusively of independent directors. None of our audit committee members simultaneously serves on the audit committees of more than three public companies, including ours. Our Board of Directors has determined that                          is an “audit committee financial expert” within the meaning of the SEC’s regulations and applicable listing standards of                         . The audit committee’s responsibilities upon completion of this offering will include:
•appointing, approving the compensation of, and assessing the qualifications, performance, and independence of our independent registered public accounting firm;
•pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
•reviewing the audit plan with the independent registered public accounting firm and members of management responsible for preparing our audited consolidated financial statements;
•reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly consolidated financial statements and related disclosures as well as critical accounting policies and practices used by us;
•reviewing the adequacy of our internal control over financial reporting;
•reviewing all related party transactions for potential conflict of interest situations and approving all such transactions;
•establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;
•recommending, based upon the audit committee’s review and discussions with management and the independent registered public accounting firm, the inclusion of our audited consolidated financial statements in our Annual Report on Form 10-K;
•reviewing and assessing the adequacy of the committee charter and submitting any changes to the Board of Directors for approval;
•monitoring our compliance with legal and regulatory requirements as they relate to our audited consolidated financial statements and accounting matters;
•overseeing the integrity of our information technology systems, process and cybersecurity;

•preparing the audit committee report required by the rules of the SEC to be included in our annual proxy statement; and
•reviewing and discussing with management and our independent registered public accounting firm our earnings releases.
People Committee
Following this offering, our people committee will be composed of                         , with                         serving as chairperson of the committee. The people committee’s responsibilities upon completion of this offering will include:
•determining and approving the compensation of our chief executive officer, including annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, and evaluating the performance of our chief executive officer in light of such corporate goals and objectives;
•reviewing and approving the corporate goals and objectives relevant to the compensation of our other executive officers;
•reviewing and approving the compensation of our other executive officers;
•appointing, compensating, and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the people committee;
•conducting the independence assessment outlined in the rules of the Exchange with respect to any compensation consultant, legal counsel, or other advisor retained by the people committee;
•reviewing and assessing the adequacy of the committee charter and submitting any changes to the Board of Directors for approval;
•reviewing and establishing our overall management compensation philosophy and policy;
•overseeing and administering our equity compensation and similar plans;
•reviewing and approving our policies and procedures for the grant of equity-based awards and granting equity awards;
•reviewing and making recommendations to the Board of Directors with respect to director compensation; and
•reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K.
Nominating and Corporate Governance Committee
Following this offering, our nominating and governance committee will be composed of                        , with                         serving as chairperson of the committee. The nominating and governance committee’s responsibilities upon completion of this offering will include:
•developing and recommending to the Board of Directors criteria for board and committee membership;
•establishing procedures for identifying and evaluating candidates for the Board of Directors, including nominees recommended by stockholders;
•recommending to the Board of Directors the persons to be nominated for election as directors and to each of the board’s committees;
•developing and recommending to the Board of Directors a set of corporate governance guidelines;

•reviewing and assessing the adequacy of the committee charter and submitting any changes to the Board of Directors for approval;
•provide for new director orientation and continuing education for existing directors on a periodic basis;
•performing an evaluation of the performance of the committee; and
•overseeing the evaluation of the Board of Directors and management.
People Committee Interlocks and Insider Participation
None of the members of our people committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or people committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our Board of Directors or people committee. For a description of transactions between us and members of our people committee (or other committee performing equivalent functions) and affiliates of such members, please see “Certain Relationships and Related Party Transactions.”
Board of Directors Oversight of Risk Management
Management is responsible for the day-to-day management of risks the Company faces. The full Board of Directors has the ultimate oversight responsibility for the risk management process, and, through its committees, oversees risk in certain specified areas. In particular, our audit committee oversees management of enterprise risks as well as financial risks and cybersecurity risks and is responsible for overseeing the review and approval of related party transactions. Our people committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements and the incentives created by the compensation awards it administers. Our nominating and corporate governance committee oversees risks associated with corporate governance, business conduct and ethics.
Pursuant to the Board of Directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full Board of Directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by the Board of Directors and its committees.
Codes of Business Conduct and Ethics
We have adopted a code of ethics that applies to all of our employees, officers and directors. Upon the closing of this offering, our code of ethics will be available on our website. We intend to disclose any amendments to our code of ethics, or any waivers of their requirements, on our website. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding to purchase shares of our common stock.

Executive and Director Compensation
The following discussion of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.
Compensation discussion and analysis
This compensation discussion and analysis section is intended to provide information about the compensation programs for our named executive officers, the objectives of those programs and our executive compensation philosophy. Our named executive officers (“NEOs”) consist of our CEO, our Chief Financial Officer (“CFO”) and our three next most highly compensated executive officers who were serving in office on the last day of our fiscal year.
Principal Objectives of the Company’s Executive Compensation Program
In designing our executive compensation program, our objective is to provide our executives with a total compensation package that furthers our ability to compete for high-caliber talent and pay for performance in a manner that is equitable and transparent. To help meet this objective, we provide a compensation program that is focused on the following key areas:
•providing market-competitive total cash compensation in the form of base salary and short-term cash incentives under our annual management bonus plan (the “Bonus Plan”);
•rewarding executives for their contributions towards the Company’s financial success, as measured by the Company’s normalized earnings before interest and taxes (“Normalized EBIT”), under the Bonus Plan; and
•incentivizing executives to enhance shareholder value over the long-term by granting initial stock option awards with a larger grant date value than would be delivered under annual awards and that vest over five years, with no subsequent grants during this initial vesting period.
Decision-making Responsibility
Role of the Committee and Board of Directors. The People Committee (the “Committee”) of our Board of Directors reviews and discusses the compensation of our NEOs, other than our CEO, and makes compensation recommendations to our Board of Directors. Our Board of Directors then reviews such recommendations and has the responsibility for making final compensation decisions. The chair of the Committee and our executive chairman, working together, propose a recommendation for the compensation of our CEO, which is then reviewed by the Board of Directors, with the Board of Directors approving our CEO’s compensation in executive session.
Our Board of Directors approves our annual Normalized EBIT objective as part of its annual budget planning process, which the Committee then reviews and adopts as the performance metric under our Bonus Plan. The Committee also serves as the administrator of our equity incentive plan.
Role of Executives. Our NEOs have a limited role in the executive compensation process. Our CEO, with input from members of our compensation and human resources teams, proposes to the Committee annual, merit-based base salary recommendations for his direct reports. These recommendations are based, in part, on compensation survey information that is reviewed and analyzed by our compensation and human resources teams. The Committee reviews and, if appropriate, makes base salary recommendations to our Board of Directors for final approval. Our named executive officers may also be invited by the Committee or our Board of Directors to address various business, human capital or other organization strategies and to attend portions of such Committee and/or Board of Directors meetings where such topics are discussed.

Compensation Setting Process
The Committee and Board of Directors follow a thoughtful and deliberate approach in discharging their responsibilities with respect to our executive compensation program and making compensation decisions. In fulfilling their responsibilities, the Committee and Board of Directors rely on their members’ experience with the compensation practices of other sponsor-backed companies, as well as recommendations from our CEO with respect to the compensation of his direct reports. In assessing the Company’s executive compensation structure, the Committee and Board of Directors generally focus on total cash compensation, which consists of annual base salary and incentive opportunities under our Bonus Plan. As discussed in more detail below, the Committee and Board of Directors evaluate long-term incentive opportunities at the time an NEO is newly hired or promoted and provide equity grants in the form of stock option awards. These initial option grants are intended to reflect approximately five years of economic value, which the Committee generally determines based on an executive’s total cash compensation opportunity. Annual grants following the initial equity grants are generally intended to reflect approximately one year of economic value. In making its compensation recommendations, the Committee does not strictly benchmark any of these compensation elements to any specified compensation levels within the market in which the Company competes for talent, but it generally seeks to target total cash compensation within a broad range that pivots around the market 50th percentile.
In the first quarter of each year, the Committee meets to review and make recommendations with respect to the Bonus Plan payouts for the previous year, as well as to adopt the Normalized EBIT target for the current year. At this time, the Committee will also review, and if applicable make recommendations to the Board of Directors with respect to, any merit-based base salary changes for our named executive officers. In the third quarter of each year, the Committee generally reviews the Company’s succession plans to ensure the stability of our executive team, which has been an important factor in the success of the business. Throughout the year, the Committee also has ongoing involvement with respect to matters influencing employee engagement, including maintaining visibility to ongoing employee communications around pay process, fairness and transparency.
Role of Compensation Consultant and Peer Group
In making its compensation recommendations, the Committee has not sought the advice of a compensation consultant or adopted a formal peer group of companies for purposes of compensation benchmarking. However, in connection with the Company’s transition to a public company, the Committee expects to engage the services of a compensation consultant in order to assist the Committee with developing a relevant set of peer group companies and providing executive compensation benchmarking information.

Elements of Compensation

Component	Form of Payout	Objective
Base Salary	Cash	•To provide a fixed and competitive base level of compensation and to reward individual performance through annual salary adjustments
Annual Bonus Plan	Cash	•100% performance-based plan that incentivizes the achievement of important short-term performance goals, currently our Normalized EBIT objective
Long-Term Incentives	Equity awards in the form of stock options	•Strengthen alignment between executive pay and stockholder interests by tying compensation to stock price appreciation over an option’s exercise price •Extended vesting periods promote retention
Annual Base Salary
We provide each of our NEOs with a base salary for the services that the NEO performs for us. As described above, our CEO, with input from members of our compensation and human resources teams, proposes to the Committee annual, merit-based base salary recommendations during the first quarter of our fiscal year for his direct reports based on the individual performance of the NEO, Company performance, and relevant benchmarking information. The Committee then recommends base salary adjustments to our Board of Directors based on the CEO’s recommendations and its assessment of an NEO’s performance against our organizational goals and core values. The base salary adjustments for our CEO are determined by the Board of Directors in executive session following a joint recommendation from the chair of the Committee and our executive chairman.
Annual Incentive Awards
The Company’s Bonus Plan is designed to incentivize the achievement of the Company’s annual Normalized EBIT performance objective. Under the Bonus Plan, historically Company performance against the pre-established Normalized EBIT objective has been the sole determinant of an NEO’s bonus payout. As described above, our Board of Directors approves the annual Normalized EBIT objective as part of its annual budget process, which the Committee then reviews and adopts for purposes of establishing the target level of performance under the Bonus Plan. The Committee also establishes the threshold and maximum performance levels under the plan.
Equity Incentive Compensation
In order to incentivize long-term value creation for our shareholders, the Committee has adopted an approach to equity-based compensation where it recommends awards for a newly-hired or promoted executive in the form of an initial stock option grant that is intended to reflect five years of economic value, with such award vesting over a five-year period subject to continued employment (the “Initial Option Grant”). Once the Initial Option Grant becomes fully vested, the executive is eligible to receive an annual stock option grant that vests as to 25% of the shares subject to the award over a four-year period, subject to continued employment.
Employment Agreements
The Company has entered into an employment agreement with each of its CEO and CFO that governs the terms and conditions of their employment relationship with us, including the compensation and benefits to which each executive is entitled. These executives are also entitled to severance and other benefits upon a termination of employment in certain circumstances pursuant to their employment agreements.
Other Benefits and Perquisites
We do not provide our NEOs with perquisites, with the exception of our CEO who receives limited perquisites under his employment agreement.
In addition, our NEOs participate in our tax-qualified 401(k) profit sharing plan, a broad-based, defined contribution retirement plan in which all of our employees who meet certain age and service requirements are eligible to participate. We make a non-discretionary matching contribution equal to 50% of each employee’s deferrals under the plan, up to 6% of an employee’s eligible compensation. We do not maintain a defined benefit pension plan or supplemental executive retirement plan.
Policies on Clawback and Recovery of Compensation
In connection with this offering, we intend to adopt a clawback policy to address the recovery of erroneously-awarded incentive compensation in compliance with the requirements of the Dodd-Frank Act, final SEC rules and applicable listing standards.
Compensation Risk Management
Our Committee has reviewed our compensation policies and practices and does not believe that these policies and practices create risks that are reasonably likely to have a material adverse effect on us.
Summary Compensation Table
The following table sets forth the compensation awarded to, earned by, or paid to our named executive officers in respect of their service to us for fiscal year 2025.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Nonequity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Chief Executive Officer	2025	—	—	—	—	—	—	—
Chief Financial Officer	2025	—	—	—	—	—	—	—
	2025	—	—	—	—	—	—	—
	2025	—	—	—	—	—	—	—
	2025	—	—	—	—	—	—	—

Grants of Plan-Based Awards Table
The following table sets forth information regarding plan-based awards made to each of our named executive officers during fiscal year 2025.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Chief Executive Officer	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—
Chief Financial Officer	—	—	—	—	—	—	—	—	—	—	—
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Outstanding Equity Awards at Fiscal Year-End
The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2025.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Chief Executive Officer	—	—	—	—	—	—	—	—	—
Chief Financial Officer	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
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DIRECTOR COMPENSATION
The following table sets forth the compensation awarded to, earned by or paid to our non-employee directors for their services to us during fiscal year 2025.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Total ($)
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Certain Relationships and Related Party Transactions
The following includes a summary of transactions since January 1, 2022 and any currently proposed transactions, to which we were or are to be a participant, in which (i) the amount involved exceeded or will exceed $120,000; and (ii) any of our directors, executive officers, or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons or entities, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under “Executive and Director Compensation.”
We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that we would pay or receive, as applicable, in arm’s-length transactions.
The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.
Advisory Agreement
On February 12, 2014, in connection with Bain Capital’s investment in the Company, the Company and certain of its subsidiaries entered into an advisory agreement (the “Advisory Agreement”) with an affiliate of Bain Capital (the “Manager”), pursuant to which the Manager provided us with certain business consulting services. In exchange for these services, we pay the Manager a periodic retainer fee in an aggregate amount per year equal 0.150% of the consolidated revenue of the Company and its consolidated subsidiaries for the immediately preceding fiscal year, payable in quarterly installments and not to exceed $2 million per year, plus reimbursement for out of pocket expenses incurred by the Manager or its affiliates in connection with the provision of services pursuant to the Advisory Agreement. In addition, the Manager is entitled to a transaction fee in connection with any financing, acquisition, disposition, recapitalization or change of control transaction. The Company recognized management fees and expense reimbursement to the Managers and their affiliates totaling $2.0 million, $2.3 million, and $2.2 million for fiscal years 2024, 2023, and 2022, respectively.
The Advisory Agreement includes customary exculpation and indemnification provisions in favor of the Manager and its affiliates. The Advisory Agreement will terminate pursuant to its terms upon the consummation of this offering, at which time we expect to pay the Manager a lump sum amount of $      . The indemnification and exculpation provisions in favor of the Manager will survive such termination.
The Company also recognized fees for the outsourcing of customer service assistance to an entity affiliated with Bain Capital totaling $6.5 million, $5.1 million and $3.7 million for fiscal years 2024, 2023, and 2022, respectively.
Leases
In fiscal years 2024, 2023, and 2022, the Company leased five retail stores from limited liability companies of which Mr. Robert Kaufman, the Company’s founder and a current member of the Board of Directors, maintained ownership. The current lease arrangements were entered into between 2016 and 2022 with lease terms ranging from 15 to 30 years with varying number of options for five-year renewals. Total rent expense associated with these related parties was $2.6 million, $2.9 million and $3.0 million for fiscal years 2024, 2023, and 2022, respectively. One of these stores closed and relocated in October 2023 and is no longer considered a related party transaction. As at December 29, 2024 and June 29, 2025, total lease liabilities associated with the remaining related party leases was $14.3 million and $13.7 million, respectively.
Amended and Restated Stockholders Agreement
On February 12, 2014, in connection with Bain Capital’s investment in the Company, we entered into a stockholders agreement (the “Stockholders Agreement”) with certain stockholders, including investments funds affiliated with Bain Capital, our directors and officers who hold shares of our common stock and certain other investors relating to rights and obligations with respect to ownership of our common stock, including the designation of certain director nominees, certain corporate governance rights, drag along rights, tag along rights, preemptive rights, information rights and demand and piggyback registration rights.
In connection with this offering, we intend to amend and restate the Stockholders Agreement (as so amended and restated, the “Amended and Restated Stockholders Agreement”). Pursuant to the Amended and Restated Stockholders Agreement, we will be required to take all necessary action to cause the Board of Directors and its committees to include director candidates designated by Bain Capital in the slate of director nominees recommended by the Board of Directors for election by our stockholders. These nomination rights are described in this prospectus in the sections titled “Management—Board Composition and Director Independence” and “Management—Board Committees.” The Amended and Restated Stockholders Agreement will also provide that we will obtain customary director indemnity insurance and enter into indemnification agreements with Bain Capital’s respective director designees.
Registration Rights Agreement
In connection with this offering, we intend to enter into a registration rights agreement with certain of our stockholders, including investment entities affiliated with Bain Capital. The registration rights agreement will provide Bain Capital and certain other holders with registration rights whereby, at any time following this offering and the expiration of any related lock-up period, Bain Capital can require us to register under the Securities Act shares of common stock, and the stockholders party to the agreement will have certain rights to sell their shares in registered offerings initiated by us or Bain Capital.
Certain Relationships
From time to time, we collaborate with Bain Capital and/or their affiliates to source and outsource certain goods and services to obtain the best terms available. We believe that all such arrangements have been entered into in the ordinary course of business and have been negotiated on commercially reasonable terms.
Director and Officer Indemnification Agreements
We provide indemnification protection to our directors and officers pursuant to indemnification agreements with each individual which require us to indemnify such persons to the fullest extent permitted by applicable law. Certain members of our Board of Directors serve as designees of Bain Capital and its affiliates.
Related Party Transactions Policy
In connection with this offering, we have adopted a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our audit committee is responsible for reviewing and approving related party transactions. In the course of its review and approval of related party transactions, our audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions. Related party transactions must be approved or ratified by the audit committee based on full information about the proposed transaction and the related party’s interest.

Principal Stockholders
The following table sets forth information relating to the beneficial ownership of our common stock as of                         by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock;
•each of our current directors;
•each of our named executive officers; and
•all of our directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC, which generally includes any shares over which a person exercises sole or shared voting and/or investment power. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Except as otherwise indicated by the footnotes, and subject to applicable community property laws, the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock held by such person or entity.
The percentage of shares beneficially owned is computed on the basis of                         shares of our common stock outstanding as of                        after giving effect to the effectiveness of our second amended and restated certificate of incorporation. Shares of our common stock that a person has the right to acquire within 60 days of                         are deemed outstanding for purposes of computing the percentage ownership of such person’s holdings, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o BDF Holding Corp., 434 Tolland Turnpike Manchester, CT 06042.

Name and address of beneficial owners	Shares of common stock beneficially owned before this offering		Shares beneficially owned after this offering (without option)		Shares beneficially owned after this offering (with option)
	Number	Percent	Number	Percent	Number	Percent
Greater than 5% stockholders:
Entities affiliated with Bain Capital

Directors and named executive officers:
William G. (“Bill”) Barton
Carl Lukach
Edmond J. English
Mir Aamir
Joshua Bekenstein
Barbara Carbone
Jennifer Davis
Soyoung Kang
Robert Kaufman
John Kilgallon
Phil Loughlin
Scott Williams
All executive officers and directors as a group (15 persons)
__________________
*Less than 1%

Description of Certain Indebtedness
The following is a summary of certain of our indebtedness that is currently outstanding. The following descriptions do not purport to be complete and are qualified in their entirety by reference to the agreements and related documents referred to herein, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, and may be obtained as described under “Where You Can Find More Information” in this prospectus.
Revolving Credit Facility
BDF Acquisition Corp., an indirect wholly-owned subsidiary of the Company (the “Borrower”), and the subsidiary borrowers from time to time parties thereto are party to the ABL Credit Agreement, dated as of February 12, 2014, with Royal Bank of Canada, as administrative agent and collateral agent, the lenders from time to time party thereto and the other parties party thereto providing for the $125.0 million Revolving Credit Facility.
The ABL Credit Agreement provides that the Borrower may at any time, on one or more occasions increase the aggregate amount of the revolving commitments, in an aggregate principal amount not to exceed $15,000,000. As of June 29, 2025, undrawn borrowing availability under the Revolving Credit Facility was $124.4 million.
Interest Rate and Fees
Availability under the Revolving Credit Facility is subject to compliance with a customary borrowing base. Tranche A loans are available in an amount not to exceed the Tranche A Borrowing Base, which is defined as (a) 90% of eligible credit card receivables, plus (b) 90% of the net orderly liquidation value of eligible inventory, less (c) the applicable borrowing base reserves. Tranche A loans bear interest depending on the availability at term SOFR or alternate base rate (as selected by the Borrower) plus an interest rate margin as per the following table:

		Tranche A Loan
Level	Average Excess Availability	Alternate Base Rate	Term SOFR
I	Greater than 66% of the Line Cap	0.50%	1.50%
II	Greater than or equal to 33% of the Line Cap but less than or equal to 66% of the Line Cap	0.75%	1.75%
III	Less than 33% of the Line Cap	1.00%	2.00%
Tranche B loans are available in an amount not to exceed the Tranche B Borrowing Base, which is defined as the lesser of (a) $6,000,000 and (b) (i) 5% of eligible credit card receivables, plus (ii) 7.5% of the appraised net orderly liquidation value of eligible inventory. Tranche B loans bear interest at a per annum rate equal to (x) term SOFR plus 4.25% for SOFR Loans and (y) the alternate base rate plus 3.25% for ABR Loans.
In addition to paying interest on loans outstanding under the Revolving Credit Facility, we are required to pay a commitment fee of 0.375% per annum on unused commitments under the Revolving Credit Facility. We are also required to pay (i) letter of credit fees on the maximum amount that is available to be drawn and/or which is unreimbursed under all outstanding letters of credit, at a rate equal to the applicable margin for SOFR-based loans under the Revolving Credit Facility on a per annum basis and (ii) customary fronting fees and other customary documentary fees in connection with the issuance of letters of credit.
Mandatory Prepayment
If the Borrower’s outstanding borrowings under any revolving credit facility (including any letters of credit) exceed the lesser of (a) the total commitments under the Revolving Credit Facility and (b) the borrowing base (the “Line Cap”), we will be required to prepay the borrowings under the Revolving Credit Facility in an aggregate amount equal to the amount by which such borrowings and letters of credit exceed the Line Cap. Further. After giving effect to such prepayments, if the Borrower’s outstanding borrowings (including any letters of credit) under any revolving credit facility still exceeds the Line Cap, the Borrower must provide cash collateral for letters of credit outstanding to the extent of the remaining excess.

Upon the occurrence of certain defaults or when availability falls below a certain set threshold, the Borrowers are required to prepay outstanding loans with 100% of the net cash proceeds received from any sale or disposition of assets that constitute priority collateral for the Revolving Credit Facility, to the extent such proceeds exceed $1,000,000 in any fiscal year (the “Prepayment Trigger”). The Borrowers are not required to make any such prepayment unless and until the aggregate amount of net cash proceeds from all such asset sales in any fiscal year exceeds the Prepayment Trigger, but thereafter must prepay with all such net cash proceeds (excluding amounts below the Prepayment Trigger), subject to customary reinvestment rights and other exceptions.
Voluntary Prepayment
We may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the Revolving Credit Facility in whole or in part from time to time without premium or penalty other than customary “breakage” costs.
Final Maturity
All outstanding loans under the Revolving Credit Facility are due and payable in full on July 1, 2029.
Guarantees and Security
All obligations of the Borrower, as borrower under the Revolver are guaranteed by BDF Intermediate, LLC, a direct wholly-owned subsidiary of the Company, as parent guarantor, and, subject to certain customary exceptions, each wholly-owned material domestic restricted subsidiary of the Borrower. Such obligations are also secured, subject to certain exceptions, by a perfected security interest in substantially all of the assets of the Borrower and the guarantors.
Certain Covenants and Events of Default
The ABL Credit Agreement contains a number of restrictive covenants that, subject to certain thresholds, qualifications and exceptions, restrict the ability of the Borrower and its subsidiaries to, among other things:
•incur additional indebtedness or grant liens;
•consummate a sale, transfer, or other disposition of property or assets;
•pay dividends and distributions on, or purchase, redeem, defease, or otherwise acquire or retire for value, capital stock;
•make prepayments or repurchases of any debt above a certain threshold amount that is contractually subordinated in right of payment to the Revolving Credit Facility;
•create negative pledge or other restrictions on the payment of dividends, the making of certain intercompany loan arrangements or transfer assts;
•make investments, acquisitions, loans and advances;
•engage in consolidations, amalgamations, mergers, liquidations or dissolutions;
•engage in certain transactions with affiliates;
•materially alter the character of the business;
•change the fiscal year; and
•modify organizational documents in a manner that is materially adverse to the lenders.
In addition, the ABL Credit Agreement contains a financial covenant under certain conditions requiring the Borrower, if at any time either (a) availability under the Revolving Credit Facility falls below the greater of 10% of the Line Cap or $10.0 million, or (b) any loans in excess of the borrowing base are outstanding (each of the events in clauses (a) and (b), a “Financial Covenant Trigger Event”), to maintain a fixed charge coverage ratio of 1.00:1.00 as of last day of any fiscal quarter, starting with the quarter ended on or immediately before a Financial Covenant Trigger Event.
The ABL Credit Agreement also contains certain customary representations and warranties, affirmative covenants, reporting obligations and a passive holding company covenant with respect to BDF Intermediate, LLC. In addition, the lenders under the ABL Credit Agreement are permitted to accelerate the loans and terminate commitments thereunder or exercise other specified remedies available to secured creditors upon the occurrence of certain events of default, subject to certain grace periods and exceptions, which events of default include, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain material indebtedness, certain events of bankruptcy, certain events under the Employee Retirement Income Security Act of 1974, as amended, material judgments and any change of control.
Letters of Credit
The Borrower has caused letters of credit to be issued on the Borrower’s behalf by financial institutions related to the guarantee of future payment on certain lease agreements and collateral on insurance contracts. There were $10.0 million and $1.2 million of outstanding letters of credit at June 29, 2025, and December 29, 2024, respectively.

Description of Capital Stock
General
The following descriptions of our capital stock and provisions of our second amended and restated certificate of incorporation, our second amended and restated bylaws and the Amended and Restated Stockholders Agreement are intended as a summary only and are qualified in their entirety by reference to the second amended and restated certificate of incorporation, second amended and restated bylaws and the Amended and Restated Stockholders Agreement to be in effect at the completion of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.
Upon completion of this offering, our authorized capital stock will consist of                          shares of common stock, par value $0.0001 per share, and                          shares of preferred stock, par value $0.01 per share. After consummation of this offering, we expect to have                          shares of our common stock outstanding and zero shares of our preferred stock outstanding. Unless the Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form. We urge you to review our second amended and restated certificate of incorporation, our second amended and restated bylaws and the Amended and Restated Stockholders Agreement.
Common Stock
Dividend rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may determine from time to time. See “Dividend Policy.”
Voting rights. Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock will have no cumulative voting rights.
Preemptive rights. Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities. There will be no sinking fund provisions applicable to shares of our common stock.
Conversion or redemption rights. Our common stock will be neither convertible nor redeemable.
Liquidation rights. Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.
The rights, preferences and privileges of holders of shares of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
Our Board of Directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges and relative participating, optional or special rights, as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board of Directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Amended and Restated Stockholders Agreement
In connection with this offering, we intend to amend and restate the Stockholders Agreement with certain of our stockholders, including investment entities affiliated with Bain Capital, pursuant to which such parties will have specified board representation rights, governance rights and other rights. See “Certain Relationships and Related Party Transactions.”
Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws and Certain Provisions of Delaware Law
Certain provisions of Delaware law and our second amended and restated certificate of incorporation, our second amended and restated bylaws and the Amended and Restated Stockholders Agreement contain provisions that may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board of Directors.
These provisions include:
Classified Board. Our second amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. The number of directors will be fixed by our Board of Directors, subject to the terms of our second amended and restated certificate of incorporation and second amended and restated bylaws.
Special Meetings of Stockholders. Our second amended and restated certificate of incorporation and second amended and restated bylaws will provide that, except as otherwise required by law, special meetings of the stockholders may be called only (i) by our chairperson of the Board of Directors, (ii) by a resolution adopted by a majority of our Board of Directors, or (iii) by our Secretary at the request of the holders of 50% or more of the outstanding shares of our common stock so long as Bain Capital beneficially owns a majority of the outstanding shares of our common stock.
Removal of Directors. Our second amended and restated certificate of incorporation will provide that, so long as Bain Capital beneficially owns a majority of the outstanding shares of our common stock, our directors may be removed only for cause by the affirmative vote of a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Following the date on which Bain Capital no longer beneficially owns a majority of the outstanding shares of our common stock, no member of our Board of Directors may be removed from office except for cause by the affirmative vote of the holders of at least 75% of the voting power of our outstanding shares of capital stock entitled to vote thereon.
Elimination of Stockholder Action by Written Consent. Our second amended and restated certificate of incorporation will eliminate the right of stockholders to act by written consent without a meeting following the date on which Bain Capital no longer beneficially owns a majority of the outstanding shares of our common stock.
Advance Notice Procedures. Our second amended and second amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the Board of Directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the second amended and restated bylaws will not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the second amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.
Business Combinations with Interested Stockholders. We will elect in our second amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the Company’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our second amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they provide that Bain Capital and its respective successors, transferees and affiliates will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.
Choice of Forum. Our second amended and restated certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware (or, if, and only if, the Court of Chancery of the State of Delaware dismisses a Covered Claim (as defined above) for lack of subject matter jurisdiction, any other state or federal court in the State of Delaware that does have subject matter jurisdiction) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for Covered Claims. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act.
Our second amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our second amended and restated certificate of incorporation will provide that any person or entity purchasing or otherwise acquiring any interest in the shares of capital stock of the Company will be deemed to have notice of and consented to these choice-of-forum provisions and waived any argument relating to the inconvenience of the forums in connection with any Covered Claim.
The choice of forum provisions to be contained in our second amended and restated certificate of incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. While the Delaware courts have determined that such choice of forum provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the choice of forum provisions to be contained in our second amended and restated certificate of incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise, which could cause us to incur additional costs associated with resolving such action in other jurisdictions. See “Risk Factors— Risks Related to Ownership of our Common Stock and this Offering—Our second amended and restated certificate of incorporation will contain exclusive forum provisions, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”
Amendment of Charter Provisions and Bylaws. The amendment of any of the above provisions, following the date on which Bain Capital no longer beneficially owns a majority of the outstanding shares of our common stock, except for the provision making it possible for our Board of Directors to issue preferred stock, would require the affirmative vote of the holders of at least 75% of the voting power of our outstanding shares of capital stock entitled to vote thereon.
The provisions of Delaware law, our second amended and restated certificate of incorporation and our second amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Corporate Opportunities
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our second amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our second amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of Bann Capital or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Bain Capital or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our second amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted, to undertake the opportunity under our second amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Limitations on Liability and Indemnification of Directors and Officers
Our second amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the DGCL or any other law of the state of Delaware and our second amended and restated bylaws will provide that we may indemnify our directors and our officers that are appointed by the Board of Directors to the fullest extent permitted by applicable law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into similar agreements with any new directors or executive officers. We expect to increase our directors’ and officers’ liability insurance coverage prior to the completion of this offering.
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our common stock will be                         .
Listing
We have applied to list our common stock on                        under the symbol “                        .”

Shares Eligible For Future Sale
Immediately prior to this offering, there was no public market for our common stock, and we cannot predict the effect, if any, that market sales of our common stock or the availability of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise capital through sales of our equity securities.
Upon consummation of this offering, we expect to have outstanding an aggregate of                          shares of our common stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares.
All of the shares to be issued in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below. In addition, following this offering, we expect                         shares of common stock issuable pursuant to awards granted under certain of our equity plans to be covered by a registration statement on Form S-8 will be freely tradable in the public market, subject to certain contractual and legal restrictions described below.
All of the remaining                         shares of our common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as the safe harbors provided by Rule 144 or Rule 701 of the Securities Act, which are summarized below.
Lock-Up Restrictions
In connection with this offering, we and all of our directors, officers, and the holders of                          shares of our outstanding common stock have agreed that, without the prior written consent of certain of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”
Rule 144
In general, under Rule 144, as currently in effect, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any person who is not our affiliate and who has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and who has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.
Beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (i) 1% of the number of shares of our common stock outstanding, which will equal approximately

                         shares immediately after this offering; and (ii) the average weekly trading volume of our common stock on                         during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.
Rule 701
In general, under Rule 701 under the Securities Act, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any of our employees, directors, officers, consultants or advisors who acquired shares of common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 is entitled to sell such shares in reliance on Rule 144 but without compliance with certain of the requirements contained in Rule 144. Accordingly, subject to any applicable lock-up restrictions, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our affiliates may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our affiliates may resell those shares without compliance with minimum holding period requirements of Rule 144.
Equity Incentive Plans
Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that are subject to outstanding options and other awards issuable pursuant to our equity incentive plans. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up restrictions applicable to those shares. See the section titled “Executive and Director Compensation—Equity Incentive Plans and Other Benefit Plans” for a description of our equity incentive plans.
Registration Rights
Subject to the lock-up restrictions described above, following this offering, certain holders of our common stock may demand that we register the sale of their shares under the Securities Act or, if we file another registration statement under the Securities Act other than a Form S-8 covering securities issuable under our equity plans or on Form S-4, may elect to include their shares of common stock in such registration. Following such registered sales, the shares will be freely tradable without restriction under the Securities Act, unless held by our affiliates. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders
The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of our common stock. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change at any time, possibly on a retroactive basis.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of common stock that for U.S. federal income tax purposes is not classified as a partnership and is not:
•an individual who is a citizen or resident of the United States;
•a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or
•a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of any alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies and other financial institutions;
•brokers, dealers or traders in securities;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell our common stock under the constructive sale provisions of the Code;
•persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•tax-qualified retirement plans;
•persons who hold common stock that constitutes “qualified small business stock” under Section 1202 of the Code, or “Section 1244 stock” under Section 1244 of the Code;

•persons who acquired our common stock in a transaction subject to the gain rollover provisions of the Code (including Section 1045 of the Code);
•persons that acquired our common stock pursuant to the exercise of warrants or conversion rights under convertible instruments;
•persons who have elected to mark securities to market;
•persons that own, or have owned, actually or constructively, more than 5% of our common stock;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and
•persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement.
If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.
There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain a ruling from the IRS with respect to the U.S. federal income tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our common stock.
THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.
Distributions on Our Common Stock
If we make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, if any, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce the holder’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distribution would also be subject to the discussion below under the section titled “—Additional Withholding and Reporting Requirements.”
Dividends paid to a Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or our agent, as the case may be, with an appropriate IRS Form W-8 establishing a reduction or exemption, such as:
•IRS Form W-8BEN or W-8BEN-E (or successor form) certifying, under penalties of perjury, a reduction in withholding under an applicable income tax treaty, or
•IRS Form W-8ECI (or successor form) certifying that a dividend paid on our common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. tax rates as described below).

The certification requirement described above must be provided to us or our agent prior to the payment of dividends and must be updated periodically. The certification also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that hold shares of our common stock through intermediaries or are pass-through entities for U.S. federal income tax purposes.
Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.
If dividends are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certification requirements described above is satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if a Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income.
Non-U.S. Holders that do not timely provide us or our agent with the required certification, but which are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock
Subject to the discussion below under the section titled “—Additional Withholding and Reporting Requirements,” in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock, unless (1) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (2) we are or have been a “United States real property holding corporation,” as defined in the Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period in the shares of our common stock, and certain other requirements are met, or (3) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).
If the first exception described above applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception described above applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis in the same manner as if it were a resident of the United States and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to any earnings and profits attributable to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).
With respect to the second exception described above, generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a USRPHC. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as USRPHC so long as our common stock is regularly traded on an established securities market at any time during the calendar year in which the disposition occurs and the Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the shorter of the five year period ending on the date of disposition and the holder’s holding period.

Additional Withholding and Reporting Requirements
The Foreign Account Tax Compliance Act, Sections 1471 through 1474 of the Code, and related Treasury regulations, together with other U.S. Treasury Department and IRS guidance issued thereunder and intergovernmental agreements, legislation, rules and other official guidance adopted pursuant to such intergovernmental agreements (commonly referred to as “FATCA”) impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid on our common stock, paid to (1) a “foreign financial institution” (as defined under FATCA) unless such institution furnishes proper documentation (typically on IRS Form W-8BEN-E) evidencing either (i) an exemption from FATCA withholding, (ii) its compliance (or deemed compliance) with specified due diligence, reporting, withholding and certification obligations under FATCA or (iii) residence in a jurisdiction that has entered into an intergovernmental agreement with the United States relating to FATCA and compliance with the diligence and reporting requirements of the intergovernmental agreement and local implementing rules; or (2) a “non-financial foreign entity” (as defined under FATCA) that does not furnish proper documentation, typically on IRS Form W-8BEN-E, evidencing either (i) an exemption from FATCA or (ii) adequate information regarding substantial United States beneficial owners of such entity (if any). An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements.
The IRS and the U.S. Department of Treasury have issued proposed regulations on which taxpayers may rely providing that these withholding rules will not apply to the gross proceeds of a sale or other disposition of shares of our common stock. Prospective investors should consult their own tax advisors regarding the effect of FATCA on their ownership and disposition of our common stock.
Backup Withholding and Information Reporting
We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our common stock paid to the holder and the tax withheld, if any, with respect to the distributions. Non-U.S. Holders may have to comply with specific certification procedures (such as the provision of a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E) to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 24%, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to the U.S. withholding tax, as described above under the section titled “—Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.
Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including the availability of and procedure for obtaining an exemption from backup withholding.
Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or, in which the Non-U.S. Holder is incorporated, under the provisions of a specific treaty or agreement.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Underwriting
We are offering the shares of our common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, RBC Capital Markets, LLC and UBS Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of our common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
UBS Securities LLC
Total
The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $           per share. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to            additional shares of our common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of our common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $          per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                   . We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. in an amount up to $               . The underwriters have agreed to reimburse us for certain expenses in connection with this offering.
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.
The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of our common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of restricted stock units (“RSUs”) (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; (iii) the issuance of up to          % of the outstanding shares of our common stock, or securities convertible into, exercisable for, or which are otherwise exchangeable for, our common stock, immediately following the closing of this offering, in acquisitions or other similar strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters; or (iv) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.
Our directors and executive officers, and substantially all of our shareholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members or stockholders of the lock-up party; (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our Board of Directors and made to all stockholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.
J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We have applied to list our common stock on                   under the symbol “                   .”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of our common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering, and purchasing shares of our common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount.
The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on                   , in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•the information set forth in this prospectus and otherwise available to the representatives;
•our prospects and the history and prospects for the industry in which we compete;
•an assessment of our management;
•our prospects for future earnings;
•the general condition of the securities markets at the time of this offering;
•the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•other factors deemed relevant by the underwriters and us.
Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.
Other Relationships
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and to us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc (EU Exit) Regulations 2019/1234, except that the shares may be offered to the public in the United Kingdom at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or
(c)in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000, as amended (the “FSMA”).
provided that no such offer of the shares shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to Prospective Investors in Switzerland
This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares. No shares have been offered or will be offered to the public in Switzerland, except that offers of shares may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):
(a)to any person which is a professional client as defined under the FinSA;
(b)to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or
(c)in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance, provided that no such offer of shares shall require the Company or any investment bank to publish a prospectus pursuant to Article 35 FinSA.
The shares have not been and will not be listed or admitted to trading on a trading venue in Switzerland.

Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to Prospective Investors in Australia
This prospectus:
•does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
•has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
•may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).
The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares of our common stock under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of our common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares of our common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to Prospective Investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong

Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Singapore
Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:
(a)to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;
(a)to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or
(b)otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(i)to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;
(ii)where no consideration is or will be given for the transfer;
(iii)where the transfer is by operation of law;
(iv)as specified in Section 276(7) of the SFA; or
(v)as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
In connection with Section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (the “CMP Regulations 2018”), unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in China
This prospectus will not be circulated or distributed in the People’s Republic of China (the “PRC”) and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.
Notice to Prospective Investors in Korea
The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.
Notice to Prospective Investors in Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.
Notice to Prospective Investors in Taiwan
The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No

person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.
Notice to Prospective Investors in Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offer of Securities and Continuing Obligations Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 3-123-2017 dated 27 December 2017, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.
Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)
This document relates to an Exempt Offer in accordance with the Markets Law, DIFC Law No. 1 of 2012, as amended. This document is intended for distribution only to persons of a type specified in the Markets Law, DIFC Law No. 1 of 2012, as amended. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority (“DFSA”) has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.
In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to Prospective Investors in the United Arab Emirates
The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority (FSRA) or the Dubai Financial Services Authority (DFSA).
Notice to Prospective Investors in the British Virgin Islands
The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.
Notice to Prospective Investors in South Africa
Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a)
the offer, transfer, sale, renunciation or delivery is to:
(i)persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;
(ii)the South African Public Investment Corporation;
(iii)persons or entities regulated by the Reserve Bank of South Africa;
(iv)authorised financial service providers under South African law;
(v)financial institutions recognised as such under South African law;
(vi)a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or
(vii)any combination of the person in (i) to (vi); or

Section 96 (1) (b)
the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Legal Matters
The validity of the shares of our common stock offered in this prospectus will be passed upon for us by Ropes & Gray LLP, Boston, MA. Ropes & Gray LLP and some of its attorneys are limited partners of RGIP, LP, which is an investor in certain investment funds advised by Bain Capital and often a co-investor with such funds. Upon the consummation of the offering, RGIP, LP will directly or indirectly own less than 1% of the outstanding shares of our common stock. Latham & Watkins LLP is acting as counsel to the underwriters.
Experts
The financial statements as of December 29, 2024 and December 31, 2023 and for each of the three years in the period ended December 29, 2024 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Where You Can Find More Information
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information with respect to us and the common stock offered hereby, please refer to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The SEC’s website is www.sec.gov.
Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection at the website of the SEC referred to above.
We also maintain a website at www.mybobs.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus or the registration statement of which this prospectus forms a part, and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase shares of our common stock.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of BDF Holding Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of BDF Holding Corp. and its subsidiaries (the “Company”) as of December 29, 2024 and December 31, 2023, and the related consolidated statements of operations and comprehensive income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 29, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2024 and December 31, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 29, 2024 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Revenue Recognition – Merchandise Sales, Delivery Revenue, and Protection Plan Revenue
As described in Note 2 to the consolidated financial statements, the Company’s merchandise sales, delivery revenue and protection plan revenue make up a significant portion of total net revenues of $2,028.1 million for the year ended December 29, 2024. The Company recognizes revenue when control of the promised product or service is transferred to customers at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for the products or services. Revenue from the sale of the Company’s merchandise is recognized at a point in time which can occur when merchandise is purchased and picked up at a retail store or distribution center or when merchandise is delivered to and accepted by the customer. Delivery revenue is recognized at a point in time when the related merchandise is delivered and accepted by the customer. Product protection plan revenue is recognized at the time of delivery of the related merchandise to the customer. Customer deposits represent payments made by customers at the time an order is placed, but before the Company has delivered merchandise to the customer, resulting in contract liabilities.
The principal consideration for our determination that performing procedures relating to revenue recognition for merchandise sales, delivery revenue and protection plan revenue is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company’s revenue recognition.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as invoices and proof of delivery or pickup; (ii) testing the timing of revenue recognized before and after December 29, 2024 for a sample of revenue transactions by obtaining and inspecting source documents, such as invoices and proof of delivery or pickup; and (iii) confirming a sample of outstanding third-party financing and credit card company balances as of December 29, 2024 and, for confirmations not returned, obtaining and inspecting source documents such as third-party funding statements. The procedures performed also included (i) testing a sample of customer deposit transactions during the year ended December 29, 2024 by obtaining and inspecting source documents, such as cash receipts; (ii) confirming customer deposit transactions during the period with a sample of third-party financing and credit card companies and, for confirmations not returned, obtaining and inspecting source documents such as third-party funding statements; (iii) testing a sample of customer refund transactions by obtaining and inspecting source documents, such as the customer order, customer deposit and subsequent cash disbursements; (iv) testing the sales and use tax activity during the period by developing an independent estimate and comparing to actual sales and use tax activity; and (v) testing a sample of revenue transactions from the customer deposit transaction detail by obtaining and inspecting source documents, such as invoices and proof of delivery or pickup.

/s/PricewaterhouseCoopers LLP

Hartford, Connecticut
September 19, 2025

We have served as the Company's auditor since 2010.

BDF Holding Corp.
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	December 29, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$80,558	$103,097
Accounts receivable	17,223	16,782
Inventories	303,930	227,486
Prepaids and other current assets	46,208	38,510
Total current assets	447,919	385,875
Property and equipment, net	280,391	247,458
Operating lease right-of-use assets	533,690	490,403
Intangible assets	179,100	179,100
Goodwill	181,699	181,699
Other assets	2,265	5,162
Total assets	$1,625,064	$1,489,697
Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$279,389	$197,598
Self-insurance reserves	26,831	26,557
Accrued expenses	61,136	60,688
Customer deposits	66,606	62,413
Current portion of long-term debt	-	1,502
Finance lease liabilities, current portion	9,926	8,646
Operating lease liabilities, current portion	88,891	77,655
Total current liabilities	532,779	435,059
Long-term debt	-	78,850
Finance lease liabilities, noncurrent portion	30,211	28,714
Operating lease liabilities, noncurrent portion	562,069	517,883
Deferred income taxes	34,928	39,236
Other long-term liabilities	847	690
Total long-term liabilities	628,055	665,373
Total liabilities	1,160,834	1,100,432
Commitments and Contingencies (Note 11)
Stockholders' Equity
Preferred stock, $0.01 par value, 50,000 shares authorized; no shares issued or outstanding at December 29, 2024 and December 31, 2023	-	-
Common stock, $0.0001 par value, 300,000,000 shares authorized; 185,848,107 shares issued and 172,021,794 outstanding at December 29, 2024; 181,171,388 shares issued and 170,928,831 outstanding at December 31, 2023	18	18
Additional paid-in capital	225,879	215,091
Treasury stock shares, at cost, 13,826,313 and 10,242,557 shares at December 29, 2024 and December 31, 2023, respectively	(63,351)	(42,633)
Accumulated other comprehensive income	-	3,038
Retained earnings	301,684	213,751
Total stockholders' equity	464,230	389,265
Total liabilities and stockholders' equity	$1,625,064	$1,489,697
The accompanying notes are an integral part of these consolidated financial statements.

BDF Holding Corp.
Consolidated Statements of Operations and Comprehensive Income
(In thousands, except per share amounts)

	Fiscal Year Ended
	December 29, 2024	December 31, 2023	January 1, 2023
Net revenues	$2,028,143	$2,008,082	$2,105,508
Cost of sales	1,079,703	1,073,355	1,252,072
Gross profit	948,440	934,727	853,436
Operating expenses
Selling, general, and administrative expenses	813,302	806,938	793,887
Pre-opening expenses	15,326	4,662	9,565
Loss on disposal of fixed assets	17	2,226	28
Impairment of long-lived assets	2,061	1,322	-
Restructuring charges	-	1,760	-
Total operating expenses	830,706	816,908	803,480
Operating income	117,734	117,819	49,956
Other (income) expense
Interest expense	10,538	19,872	24,343
Interest income	(2,450)	(1,006)	(638)
Other income, net	(3,778)	(3,665)	(8,488)
Total other expense, net	4,310	15,201	15,217
Income before taxes	113,424	102,618	34,739
Income tax expense	25,491	24,519	7,091
Net income	$87,933	$78,099	$27,648
Other comprehensive (loss) income
Change in unrealized interest rate hedging, net of tax expense (benefit) of $1,160, $1,810, and $(2,366), respectively	(3,038)	(4,770)	6,183
Total other comprehensive (loss) income	(3,038)	(4,770)	6,183
Total comprehensive income	$84,895	$73,329	$33,831
Basic net income per share	$0.51	$0.46	$0.16
Diluted net income per share	$0.50	$0.44	$0.16
See accompanying notes to consolidated financial statements.

BDF Holding Corp.
Consolidated Statements of Changes in Stockholders' Equity
(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Treasury Stock		Accumulated Other Comprehensive Income / (Loss)	Retained Earnings	Total Stockholders' Equity
	Shares	Amount		Shares	Amount
Balances at January 2, 2022	166,394,820	$17	$185,875	6,306,610	$(23,269)	$1,625	$108,004	$272,252
Common stock issued under management incentive plan	691,503	-	1,449	-	-	-	-	1,449
Issuance of common stock	3,288,330	1	13,252	-	-	-	-	13,253
Repurchases of common stock	(610,567)	-	-	610,567	(2,461)	-	-	(2,461)
Stock-based compensation expense	-	-	3,431	-	-	-	-	3,431
Other comprehensive income	-	-	-	-	-	6,183	-	6,183
Net income	-	-	-	-	-	-	27,648	27,648
Balances at January 1, 2023	169,764,086	$18	$204,007	6,917,177	$(25,730)	$7,808	$135,652	$321,755
Common stock issued under management incentive plan	4,490,125	-	7,161	-	-	-	-	7,161
Repurchases of common stock	(3,325,380)	-	-	3,325,380	(16,903)	-	-	(16,903)
Stock-based compensation expense	-	-	3,923	-	-	-	-	3,923
Other comprehensive loss	-	-	-	-	-	(4,770)	-	(4,770)
Net income	-	-	-	-	-	-	78,099	78,099
Balances at December 31, 2023	170,928,831	$18	$215,091	10,242,557	$(42,633)	$3,038	$213,751	$389,265
Common stock issued under management incentive plan	4,676,719	-	7,140	-	-	-	-	7,140
Repurchases of common stock	(3,583,756)	-	-	3,583,756	(20,718)	-	-	(20,718)
Stock-based compensation expense	-	-	3,648	-	-	-	-	3,648
Other comprehensive loss	-	-	-	-	-	(3,038)	-	(3,038)
Net income	-	-	-	-	-	-	87,933	87,933
Balances at December 29, 2024	172,021,794	$18	$225,879	13,826,313	$(63,351)	$-	$301,684	$464,230
See accompanying notes to consolidated financial statements.

BDF Holding Corp.
Consolidated Statements of Cash Flows
(In thousands)

	Fiscal Year Ended
	December 29, 2024	December 31, 2023	January 1, 2023
Cash flows from operating activities
Net income	$87,933	$78,099	$27,648
Adjustments to reconcile net income to net cash provided by operating activities
Stock-based compensation expense	3,648	3,923	3,431
Transaction losses	4,890	4,304	4,118
Depreciation and amortization	65,194	62,876	60,707
Non-cash interest expense	2,973	4,728	3,778
Impairment and loss on disposal of fixed assets	743	2,698	28
Impairment of operating lease right-of-use assets	1,335	850	—
Non-cash lease costs	68,496	60,948	55,067
Deferred income taxes	(3,133)	(2,344)	3,121
Change in reserve for product warranties	857	127	(141)
Changes in operating assets and liabilities
Accounts receivable	(5,331)	(1,036)	(8,770)
Inventories	(76,444)	43,996	(34,467)
Prepaids and other current assets	(10,054)	(3,987)	2,500
Other assets	649	(5,824)	(2,845)
Accounts payable	72,877	12,587	33,189
Accrued expenses	23	889	13,020
Customer deposits	4,193	(4,118)	(56,880)
Operating leases	(57,695)	(61,544)	(51,456)
Other long-term liabilities	—	—	(55)
Net cash provided by operating activities	161,154	197,172	51,993
Cash flows from investing activities
Purchase of property and equipment	(78,224)	(29,770)	(51,427)
Proceeds from reduction in interest rate cap	-	6,997	1,694
Net cash used in investing activities	(78,224)	(22,773)	(49,733)
Cash flows from financing activities
Principal payments on First Lien Note	(82,936)	(66,502)	(97,292)
Proceeds from Line of Credit	30,000	67,000	20,000
Principal payments on Line of Credit	(30,000)	(77,000)	(10,000)
Debt issuance costs	—	—	(7,509)
Principal payments on financing lease obligations	(8,955)	(8,282)	(7,188)
Proceeds from the issuance of common stock	—	—	13,252
Payments related to exercise of employee stock options	(7,604)	(5,757)	(398)
Payments for the acquisition of treasury stock	(5,974)	(3,986)	(614)
Net cash used in financing activities	(105,469)	(94,527)	(89,749)
Net (decrease) increase in cash and cash equivalents	(22,539)	79,872	(87,489)
Cash and cash equivalents, beginning of period	103,097	23,225	110,714
Cash and cash equivalents, end of period	$80,558	$103,097	$23,225
Supplemental disclosure of cash flow data
Cash paid for
Interest	$6,129	$13,335	$17,784
Supplemental disclosure of noncash investing and financing activities
Assets acquired under financing leases	$11,467	$56	$9,716
Purchase of property and equipment included in accounts payable and accrued expenses	13,508	4,595	3,949
Employees cashless exercising of stock options	14,744	12,917	1,847
See accompanying notes to consolidated financial statements.

BDF Holding Corp.
Notes to Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
 1.    Nature of Business
BDF Holding Corp. is a Delaware corporation owned by funds controlled by Bain Capital and is an omni-channel retailer of quality home furnishings offering a wide variety of merchandise assortments across several categories including living rooms, bedrooms, mattresses, dining rooms, occasional tables, lamps, outdoors, and accessories. This assortment of merchandise can be purchased through both retail and eCommerce sales channels. As used in these annual financial statements and footnotes, "the Company" refers to BDF Holding Corp. and its subsidiaries. At December 29, 2024, the Company operated in 189 stores in 24 states across the United States.
 2.    Summary of Significant Accounting Policies
Basis of Presentation
These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) and include the accounts and those of the Company’s wholly owned subsidiaries. Accordingly, all intercompany balances and transactions have been eliminated in consolidation. Certain amounts in prior year financial statements and notes thereto have been reclassified to conform to current year presentation.
The Company’s fiscal year ends on the Sunday closest to December 31 and consists of 52 weeks with the exception that approximately every six years, the Company has a fiscal year with 53 weeks. The fiscal years ended December 29, 2024 (“fiscal year 2024”), December 31, 2023 (“fiscal year 2023”), and January 1, 2023 (“fiscal year 2022”) each consisted of 52 weeks.
Segment Reporting
The Company’s Chief Operating Decision Maker (“CODM”), its President and Chief Executive Officer, reviews asset and financial information on a consolidated basis for the purpose of allocating resources and evaluating financial performance, resulting in one operating and reportable segment.
The CODM assesses performance at the consolidated level and allocates resources based on net income, which is reported on the consolidated statements of operations and comprehensive income as net income.
Estimates and Assumptions
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Areas in which significant estimates have been made include, but are not limited to leased assets and the Company’s evaluation of retail stores for impairment. Actual results could differ from the estimates made and such differences could be material to the consolidated financial statements.
Cash and Cash Equivalents
Cash and short-term highly liquid investments with original maturities of three months or less, including money market funds, are considered cash and cash equivalents and are reported at fair value. The Company maintains cash and cash equivalents in both interest and non-interest-bearing bank deposit accounts in high-quality financial institutions and are in amounts which exceed the federal insurance limits. Management performs ongoing evaluations of these institutions to limit the Company’s concentration of credit risk.
Amounts in transit from banks for customer credit card, debit card, and electronic transactions that are processed in less than seven days from year-end are classified as cash equivalents. At December 29, 2024, and December 31, 2023, amounts due from banks for these transactions totaled $13.7 million and $11.4 million, respectively.

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
Derivatives
The Company uses derivative financial instruments in the form of interest rate caps to manage interest rate risk. Derivative financial instruments are not used for trading or speculative purposes. The Company records all derivative financial instruments in its consolidated balance sheets as either assets or liabilities at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether management has elected to designate a derivative as a hedging relationship and apply hedge accounting, and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. The Company may enter into derivative contracts that are intended to economically hedge certain risk, even though hedge accounting does not apply, or management elects not to apply hedge accounting. For derivatives that are not designated as a hedge, changes in fair value are reported directly to other income, net on the Company’s consolidated statements of operations and comprehensive income.
For derivatives that are designated and that do qualify as cash flow hedges of interest rate risk, the changes in fair value are reported in accumulated other comprehensive income ("AOCI") and subsequently reclassified into interest expense in the same period(s) during which the hedged transaction affects earnings. Gains and losses on the derivative representing hedge components excluded from the assessment of effectiveness are recognized currently in earnings in interest expense in the Company’s consolidated statements of operations and comprehensive income and are recognized over the life of the hedge on a systematic and rational basis. Amounts reported in AOCI in the Company’s consolidated balance sheets related to derivatives are recognized as interest expense in the Company’s consolidated statements of operations and comprehensive income as interest payments are made on its variable-rate debt.
Fair Value Measurements
The Company’s non-derivative financial instruments consist of cash and cash equivalents, trade receivables, accounts payable, other current assets and liabilities, long-term debt, and letters of credit. Due to the short-term nature of its financial instruments, the Company believes that the carrying values approximate fair value. With regard to long-term debt, the Company believes that the carrying value approximates its fair value as the terms and interest rate approximate market rates given its floating rate basis. The Company records its non-derivative financial instruments at fair value.
The financial assets and liabilities are measured at fair value, which is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the use of various valuation methodologies, including market, income, and cost approaches is permissible. The Company considers the principal or most advantageous market in which it would transact and assumptions that market participants would use when pricing the asset and liability.
The accounting guidance for fair value measurements establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value based on the reliability of inputs. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels.
The Company has categorized its cash equivalents and investments within the fair value hierarchy as follows:
•Level 1 — applies to financial assets and liabilities for which there are quoted market prices for identical assets and liabilities in an active market.
•Level 2 — applies to financial assets and liabilities for which there are inputs other than quoted market prices for identical assets or liabilities in an active market such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in a market with insufficient volume or infrequent transactions.

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
•Level 3 — applies to financial assets and liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the asset or liability.
The accounting guidance for fair value measurements requires the Company to use observable market data when available and to minimize the use of unobservable inputs when determining fair value. When inputs used to measure fair value fall within various levels of the hierarchy, the Company categorizes the fair value measurement as being in the lowest level that is significant to the measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period in which they occur.
Accounts Receivable
Accounts receivable consists primarily of amounts due to us from third-party finance partners and arise from the sale of products on trade credit terms and is presented net of allowance for expected credit losses. The allowance for expected credit losses represents management’s estimate of expected credit losses based on the length of time trade accounts receivable are past due, previous loss history, the client’s current ability to pay its obligations, and the current and future condition of the general economy and industry as a whole. Accounts receivable are written off against the allowance account when the receivable is deemed to be uncollectible, and any payments subsequently received on such receivables are credits to the allowance for expected credit losses. On December 29, 2024, and December 31, 2023, the Company had no allowance for expected credit losses as all receivables were determined to be fully collectible.
Inventories
Inventories consist entirely of finished goods and are carried at the lower of average cost or net realizable value, with cost determined on a weighted average cost basis. Average cost is determined based on charges incurred in the acquisition of inventories based on the actual cost of an item when it is received in the warehouse including vendor costs, freight costs, tariffs and overhead costs to bring inventory to a ready for sale position which is combined with total cost of inventory on hand for that item. Vendor costs are determined based on the actual cost to procure the item from vendors while freight costs are determined using standard freight costs, which are updated on a regular basis, and which approximate actual costs. Inventories on hand are marked down to net realizable value based on estimated selling prices.
Inventory reserves are recorded for excess quantities, obsolete inventory and shrinkage. Reserves for excess quantities and obsolete inventory are estimated based on specific identification and historical write-offs, considering customer demand and market conditions, the selling environment, historical results, and current inventory trends. Reserves for shrinkage are estimated and recorded throughout the year based on historical shrinkage results and current inventory levels. Actual shrinkage is recorded throughout the year based on periodic physical inventory counts. On December 29, 2024, and December 31, 2023, the Company’s inventory reserves were $10.0 million and $9.4 million, respectively.
Property and Equipment
Property and equipment is recorded at cost, less accumulated depreciation and amortization. Major renewals and betterments which improve or extend the useful life of the property and equipment are capitalized while replacements, maintenance, and repairs that do not improve or extend the life of the respective assets are expensed as incurred. Retirement, sales or dispositions of long-lived assets are recorded based on carrying value and proceeds received. Any resulting gains or losses are recorded as a component of operating expenses.
Capitalized Software
Computer software purchased or developed for internal use is capitalized. Computer software and mobile application development costs incurred in the preliminary project stage for software to be used for internal use are expensed as incurred until the preliminary project stage is complete. Capitalized costs related to internal-use software under development are treated as construction-in-progress until the program, feature or functionality is ready for its intended use, at which time depreciation commences.

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
Software licenses purchased from third parties are capitalized at cost if the license agreement provides the Company an ownership interest in the computer software and the license allows use of the software for a period exceeding 24 months.
Certain costs incurred in cloud computing hosting arrangements, which are service contracts that include an internal-use software license, are capitalized. In these instances, implementation costs are capitalized dependent on the nature of the costs and the project stage in which they are incurred, including certain costs after the planning stage from development until the site is fully designed and is operational. The capitalized costs are amortized over the useful life of the internal-use software license.
Depreciation and Amortization
Depreciation of property and equipment and software and amortization of leasehold improvements is calculated using the straight-line method using the following useful lives:

Years
Vehicles	5
Furniture and fixtures	5-10
Machinery, computer, office equipment, and software	3-10
Distribution center expansions	20
Leasehold improvements are amortized over the shorter of the applicable remaining lease term or estimated useful life of ten to twenty years.
Leases
The Company determines if an arrangement contains a lease at the inception of the agreement based on the right to control the use of an identified asset and the right to obtain substantially all of the economic benefits from the use of that identified asset. The Company determines lease classification at the commencement of an arrangement when it is determined that a lease exists. Right-of-use ("ROU") assets and lease liabilities are recognized at the lease commencement date based on the present value of the remaining future minimum lease payments during the lease term. The Company has elected not to apply the recognition requirements of ASC 842, Leases, to short-term leases (leases that, at the commencement date, have a lease term of twelve months or less and do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise) as permissible under the standard. For short-term leases, the Company recognizes lease payments on a straight-line basis and variable payments in the period in which the obligation for those payments is incurred.
Lease Term
The lease commencement date is the earlier of the date the Company becomes legally obligated to make rent payments or the date the Company has the right to control the property. Certain operating leases have renewal and termination options. These options are assessed to determine if the Company is reasonably certain of exercising these options based on all relevant economic and financial factors. Any options that meet these criteria are included in the lease term at lease commencement.
Incremental Borrowing Rate
The Company uses the rate implicit in the lease agreement if readily determinable. If the implicit rate is not readily determinable in the lease agreement, the Company uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The incremental borrowing rate is subsequently reassessed upon a modification to the lease agreement.
Balance Sheet
The Company accounts for lease and non-lease components separately. Fixed payments, including stated rent escalations, are included in the measurement of ROU assets and lease liabilities upon lease commencement. The operating lease ROU assets also include lease payments made before lease commencement and impacts of lease

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
incentives and are recorded net of impairment. Standard tenant allowances received from landlords, typically those received under operating lease agreements, are recorded as cash and cash equivalents with an offset recorded in lease ROU assets in the Company’s consolidated balance sheets. Tenant allowances that are reasonably certain to be received after lease commencement are reflected as a reduction of both the lease liabilities and ROU assets in the consolidated balance sheets at the commencement date. Tenant allowances received from landlords during the construction phase of a leased asset and prior to lease commencement are recorded as cash and cash equivalents with an offset recorded in other assets (to the extent the Company has incurred related capital expenditures for construction costs) or in accrued expenses (to the extent that payments are received prior to capital construction expenditures by us) in the Company’s consolidated balance sheets. The land portion of the leases involving land and building are not accounted for separately.
Operating leases are included in operating lease ROU assets, operating lease liabilities, current portion and operating lease liabilities, non-current portion in the Company’s consolidated balance sheets. Finance leases are recognized within property and equipment, net and as finance lease liabilities, current portion and finance lease liabilities, noncurrent portion in the Company’s consolidated balance sheet.
Statement of Operations
Lease expense is classified as either cost of sales or selling, general and administrative (“SG&A”) in the Company’s consolidated statements of operations and comprehensive income, depending on the nature of the leased property. Amortization of ROU assets is recognized on a straight-line basis over the lease term. Variable lease payment amounts that cannot be determined at the commencement of the lease such as increases in lease payments based on changes in index rates, usage or sales volume, are not included in the ROU assets or lease liabilities. These are expensed as incurred.
Impairment of Long-Lived Assets
The Company evaluates the carrying value of its long-lived assets, which includes its ROU assets, for impairment whenever events and circumstances indicate that the assets’ carrying value may not be recoverable. The assessment of recoverability is based on best estimates using either quoted market prices or an analysis of the undiscounted projected future cash flows by asset group to determine if there is any indicator of impairment requiring the Company to further assess the fair value of its long-lived assets. If the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets, an impairment loss is recognized equal to the difference between the carrying value and fair value of the assets, usually determined by the estimated discounted cash flow of the assets. The asset group is defined as the lowest level for which identifiable cash flows are available and largely independent of the cash flows of other asset groups, which the Company has determined to be its retail stores. Cash flow estimates are based on store level historical results, current and expected future trends, and operating cash flow projections. Estimates are subject to uncertainty and may be affected by several factors outside the Company's control, including general economic conditions and the competitive environment.
In fiscal years 2024 and 2023, the Company considered updated forecasted cash flows which indicated the forecasted cash flows for certain stores were lower than amounts previously forecasted. In fiscal year 2024, the Company recognized an impairment loss for one store on its operating lease ROU assets of $1.3 million and property and equipment of $0.7 million. In fiscal year 2023, the Company recognized an impairment loss for a separate store on its operating lease ROU assets of $0.8 million and property and equipment of $0.5 million. These impairments were recognized in impairment of long-lived assets on the Company's consolidated statements of operations and comprehensive income. No impairments were incurred during fiscal year 2022.
Goodwill and Indefinite-Lived Intangible Assets
The Company’s goodwill and indefinite-lived intangible assets are comprised of goodwill and the Bob’s Discount Furniture trade name and related trademarks that were recognized in connection with the acquisition of the Company by Bain Capital in 2014. Goodwill represents the costs in excess of the fair value of net assets acquired. Indefinite-lived intangible assets represent the fair value of the Bob’s Discount Furniture trade name and related trademarks which were determined to have an indefinite useful life.

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
Goodwill and intangible assets with indefinite useful lives are not amortized but are evaluated for impairment at least annually, during the fourth quarter, and more frequently if indicators of impairment are present. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset, or an adverse action or assessment by a government agency or regulator. The Company evaluates annually whether its trademarks continue to have an indefinite life.
Under U.S. GAAP, the Company can elect to first assess qualitative factors in order to determine if it is more likely than not that the fair value of the reporting unit is greater than its carrying value. In performing a qualitative assessment, management considers such factors as macro-economic conditions, industry, and market conditions in which the Company operates including the competitive environment and significant changes in demand. If the qualitative analysis indicates that it is more likely than not that the fair value of the reporting unit or indefinite-lived intangible asset is less than its carrying amount or if the Company does not elect to perform a qualitative analysis, a quantitative analysis is performed to determine if an impairment exists. The quantitative impairment analysis is used to identify potential impairment by comparing the fair value of the reporting unit and the indefinite-lived intangible asset with its carrying value using an income approach, along with other relevant market information, derived from a discounted cash flow model to estimate the fair value of the reporting unit. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value.
The Company performed a qualitative analysis for fiscal years 2024 and 2022 and a quantitative analysis for fiscal year 2023. Based on these analyses, there were no indications of impairments; therefore, no impairment to goodwill or indefinite-lived intangible assets was recognized in fiscal years 2024, 2023, or 2022. As a result, during the years ended December 29, 2024, December 31, 2023, and January 1, 2023, there were no changes to the carrying value of goodwill or indefinite-lived intangible assets.
Self-Insurance Reserves
The Company is insured by a high-deductible workers’ compensation insurance policy issued by a third-party and self-insures workers’ compensation, general liability, automobile liability, and medical liability occurrences. The self-insured retention varies for each program and program year.
Costs for claims filed, as well as claims incurred but not reported, are accrued based on estimates using information received from plan administrators, a third-party actuary, historical claims, and other relevant data. The total discounted liability for all the Company’s self-insurance reserves was included in self-insurance reserves in the Company’s consolidated balance sheets.
Customer Deposits
Customer deposits represent payments made by customers at the time an order is placed, but before the Company has delivered merchandise to the customer, resulting in contract liabilities. The Company expects that substantially all customer deposits received as of December 29, 2024 will be recognized as revenue within the next twelve months as the performance obligations are satisfied. See Note 14, Revenue and Segment Information for further information on customer deposit balances and breakage recognized.
Product Warranties
The Company’s furniture products, excluding mattresses, carry an explicit warranty that they will be free from factory defects for one year from the date of delivery or pickup. A provision for estimated warranty and related costs is recognized at the time of sale based on historical warranty loss experience and the Company makes periodic adjustments to those provisions to reflect actual experience. The warranty obligations are recorded within accrued expenses and other long-term liabilities in the Company’s consolidated balance sheets. Costs to provide this warranty are included in cost of sales in the consolidated statements of operations and comprehensive income. The Company has no product warranty liability associated with mattresses as these warranties are covered by the manufacturers. Refer to Note 8, Accrued Expenses and Other Long-Term Liabilities for further information on product warranties.

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
Debt Issuance Costs
Debt issuance costs paid to the lender and third-party fees are capitalized as a reduction to the carrying value of the associated debt on the Company’s consolidated balance sheets. These costs are amortized using the effective interest method over the term of the agreement and recorded in interest expense in the Company’s consolidated statements of operations and comprehensive income. There were no debt issuance costs recorded net of long-term debt at December 29, 2024. Debt issuance costs of $2.6 million were recorded net of long-term debt on the Company’s consolidated balance sheets at December 31, 2023.
Revenue Recognition
The Company recognizes revenue when control of the promised product or service is transferred to customers at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for the goods or services. The Company generates revenue from two sales channels, retail and eCommerce sales, each of which include revenue generated from the sale of merchandise, delivery, and protection plan activities.
Merchandise
Revenue from the sale of the Company’s merchandise is recognized at a point in time when control of merchandise is transferred to the customer. This can occur when merchandise is purchased and picked up at a retail store or distribution center or when merchandise is delivered to and accepted by the customer.
Delivery
The Company offers its customers the option for delivery of their merchandise. Delivery revenue represents revenue generated by the Company’s shipping and handling activities that are undertaken in connection with fulfilling the promise to transfer merchandise to customers. Delivery revenue is recognized at a point in time when the related merchandise is delivered and accepted by the customer.
Protection Plan
The Company offers its customers the option to purchase a product protection plan ("Goof Proof") covering accidental damage for five years from the date the one-year product warranty expires. The Company has no performance obligations under this relationship once Goof Proof is sold to customers and acts as a sales agent for this optional product protection plan. Goof Proof is managed by a third-party protection company and, as such, customer requests for coverage under this protection plan are directed to and are the financial responsibility of the third-party protection company. The revenue from the sale of Goof Proof, net of third-party protection company costs, is recognized at the time of the delivery of the related merchandise to the customer.
Vendor Rebates
The Company receives volume vendor rebates from third-party partners who provide customers with lease-to-own options on merchandise sold by the Company. Vendor rebates are recognized at a point in time when the related merchandise is delivered and accepted by the customer. Vendor rebates recognized as revenue for fiscal years 2024, 2023, and 2022 were $5.1 million, $3.5 million, and $3.5 million, respectively.
Gift Cards
The Company sells gift cards to customers in its retail stores. Such gift cards do not have expiration dates. The Company recognizes a gift card liability when a gift card is sold or donated and records revenue when a gift card is redeemed for merchandise. Gift card breakage is recognized over time proportional to historical gift card redemption rates and such breakage is recorded within net revenues in the Company’s consolidated statements of operations and comprehensive income. See Note 8, Accrued Expenses and Other Long-Term Liabilities for further information on the unredeemed gift card balances and Note 14, Revenue and Segment Information for further information on gift card breakage recognized.

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
Customer Deposits
The Company recognizes customer deposit breakage over time proportional to historical customer deposit redemption rate. See Note 14, Revenue and Segment Information for further information on customer deposit breakage recognized.
Sales Tax
The Company excludes from the measurement of the transaction price all taxes imposed on and concurrent with a specific revenue-producing transaction and collected by the entity from a customer, including sales, use, excise, value-added, and franchise taxes (collectively referred to as “sales taxes”). Sales tax collected from customers is included in accounts payable in the Company’s consolidated balance sheets until it is ultimately remitted to governmental authorities.
Returns
The allowance for sales returns is recorded based on estimated returns which are based on historical sales returns. Merchandise exchanges of similar product, price, and condition are not considered merchandise returns and, therefore, are excluded when calculating the sales returns reserve. The allowance for sales returns is presented within accrued expenses in the Company’s consolidated balance sheets and the estimated value of the right of return asset for merchandise is reported within prepaids and other current assets in the Company’s consolidated balance sheets.
Cost of Sales
Cost of sales consists of actual product cost, the cost of transportation between warehouses, suppliers, depots and retail stores and to deliver to customers’ homes, warranty costs, the cost of warehousing, inventory reserves and write-downs.
Shipping and Handling Delivery Fees and Costs
Costs incurred for shipping and handling are classified as cost of sales in the Company’s consolidated statements of operations and comprehensive income. In instances where revenue is recognized for the related direct-to-consumer merchandise upon shipment but prior to delivery to customers, the related costs of shipping and handling activities will be accrued in the same period.
Selling, General, and Administrative Expenses
SG&A expenses include the costs of selling the Company’s products and other general and administrative costs. Selling expenses consist primarily of advertising costs, commissions, transaction losses due to fraudulent transactions, bank charges net of certain financing volume rebates, compensation and benefits of employees performing various sales functions, and the occupancy costs of retail stores. For commissions, the Company uses the practical expedient to recognize these costs as incurred as the amortization period is less than one year. Other general and administrative expenses included in SG&A are comprised primarily of compensation and benefit costs for administrative employees, stock-based compensation, and other administrative costs. SG&A expenses exclude non-capital costs associated with the opening of a new store or relocating an existing store.
Pre-opening expenses
Pre-opening expenses include non-capital costs related to the opening of a new store or distribution center or relocating an existing store or distribution center and are recognized when incurred. Pre-opening expenses begin, on average, three months to one year in advance of a store or distribution center opening or relocation due to, among other things, the amount of time it takes to prepare a store for its grand opening or prepare a distribution center for operations. Pre-opening expenses primarily include rent, advertising, training, staff recruiting, utilities, personnel, equipment rental and certain legal fees. A location is considered to be relocated if it is closed temporarily and re-opened within the same primary area.

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
Advertising costs
Advertising costs primarily represent the costs associated with digital marketing, direct mailings, television and on-air radio spots, and other media. These amounts include advertising media expenses, outside and inside agency expenses, certain website related fees, and photo and video production. Advertising costs from direct mailers are expensed when printed and provided to the carrier for distribution. Website and other advertising expenses, which include eCommerce advertising, web creative content, television, and direct marketing activities such as print media and radio, are expensed as incurred when the advertising is aired or printed. Total advertising costs were $127.7 million, $121.1 million and $103.0 million in fiscal years 2024, 2023, and 2022, respectively, of which $5.1 million, $1.1 million and $2.6 million were included in pre-opening expenses, respectively, and the remaining amounts were included in SG&A expenses on the Company’s consolidated statements of operations and comprehensive income.
Stock-based Compensation
Stock-based compensation relates to the cost associated with granting options to purchase shares to independent directors and key employees of the Company. The Company accounts for stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation, which requires measurement of compensation cost for all stock awards at fair value on the date of grant and recognition of compensation, net of forfeitures, straight-line over the requisite service period, generally the vesting period for awards expected to vest. Stock-based compensation expense is included within SG&A expenses in the consolidated statements of operations and comprehensive income.
The Company estimates, as of the date of grant, the fair value of stock options awarded using the Black-Scholes option pricing model. Use of a valuation model requires management to make certain assumptions and judgments including anticipated volatility in the underlying stock price and option exercise activity. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. Expected volatility is determined using the average stock price volatility of peer group public companies with similar attributes to the Company. The risk-free rate of return is based on the United States Treasury bill rate extrapolated to the term matching the expected life of the share grant. The expected life of stock options granted, which represents the period of time that the options are expected to be outstanding, is based primarily on historical data together with expectations of future behavior of the stock option holder. The expected dividend yield is based upon the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.
As stock-based compensation expense recognized is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are recognized at the actual time of the forfeiture of the options.
Tax benefits associated with stock-based compensation arrangements are included within income tax expense in the consolidated statements of operations and comprehensive income. Windfall tax benefits, defined as tax deductions that exceed recorded stock-based compensation, are classified as cash inflows from operating activities in the Company’s consolidated statements of cash flows.
Interest Expense and Income
Interest expense arises primarily from borrowings under the Company’s long-term debt together with the amortization of deferred financing fees and interest related to finance leases. Interest income represents interest on the Company’s highly liquid investments with original maturities of three months or less.
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities for the expected future tax consequences of events have been recognized in the financial statements. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be recovered or

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
The Company recognizes deferred tax assets to the extent that management believes these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is established for deferred tax assets when it is more likely than not that the assets will not be realized.
The tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The unrecognized tax benefits, if recognized, would be recognized as a benefit to income tax expense in the Company’s consolidated statements of operations and comprehensive income. The liability associated with an unrecognized tax benefit is classified as a long-term liability in the Company’s consolidated balance sheets except for the amount for which a cash payment is expected to be made or tax positions settled within one year, which is classified as a short-term liability. Interest and penalties related to income tax matters are recognized as a component of income tax expense in the Company’s statement of operations and comprehensive income.
Treasury Stock
Treasury stock arises from the repurchase of common stock that has been purchased in connection with the exercise of share-based options under the share-based compensation program and is recognized in the Company’s consolidated balance sheets at cost as a separate component of stockholders’ equity.
Comprehensive Income
Comprehensive income is comprised of net income and other gains and losses affecting equity that are excluded from net income. The components of other comprehensive income consist of net gains (losses) on derivative securities that have been designated as hedging transactions, presented net of tax. Gains and losses will be recognized in net income in periods in which the hedged cash flow changes, in an amount necessary to reflect constant net cash flow for the hedged item.
Net Income per Share
Basic net income per share is computed as net income divided by the weighted-average number of common shares outstanding for the period. Diluted net income per share is computed as net income divided by the weighted-average number of common shares outstanding for the period and common share equivalents under the Company’s incentive stock-option plan using the treasury stock method. Potential dilutive shares are excluded from the computation of diluted net income per share if their effect is anti-dilutive.
Recently Issued Accounting Standards
Recent Accounting Standards Adopted
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2023-09, Improvements to Income Tax Disclosures (Topic 740). The standard update requires enhanced disclosures specifically related to effective tax rate reconciliation and income taxes paid. The new requirements are effective for fiscal years beginning after December 15, 2025, on a prospective basis. The Company has elected to early adopt and apply the standard retrospectively as permitted. See Note 16, Income Taxes for the enhanced disclosures incorporated in the Company’s consolidated financial statements as a result of adopting this standard update.
In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). The standard update was designed to improve segment disclosures, primarily by requiring enhanced disclosures about segment expenses. The adoption of ASU 2023-07 did not have a material impact on our accounting policies, financial position, or results of operations but did require additional disclosures. See Note 14,

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
Revenue and Segment Information for the enhanced disclosures incorporated in the Company's consolidated financial statements as a result of adopting this standard update.
Recent Accounting Standards Not Yet Adopted
In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses. The standard update requires disclosure of additional information about specific expense categories to provide investors with a better understanding of an entity’s cost structure and forecasting cash flows. The new requirements will be effective for fiscal years beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in the standard can be applied either prospectively or retrospectively. The Company is currently evaluating the impact on its disclosures from adopting this new accounting standard.

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
 3.    Property and Equipment, Net
Property and equipment are summarized as follows:

(in thousands)	December 29, 2024	December 31, 2023
Leasehold improvements and distribution center expansions	$407,792	$356,147
Machinery, computer and office equipment	145,647	129,280
Software	136,515	124,702
Vehicles	2,512	2,502
Furniture and fixtures	18,022	13,413
Construction in progress	17,400	7,293
Property and equipment, gross	727,888	633,337
Less: Accumulated depreciation	(447,497)	(385,879)
Property and equipment, net	$280,391	$247,458
Refer to Note 10, Leases for further information on leased assets.
The Company recognized total depreciation expense related to property and equipment of $65.2 million, $62.9 million, and $60.7 million in fiscal years 2024, 2023 and 2022, respectively. Included within these amounts was depreciation expense associated with capitalized software of $18.0 million, $17.4 million, and $14.9 million in fiscal years 2024, 2023 and 2022, respectively.
The difference between the gross carrying value and accumulated depreciation of disposed property and equipment is recognized in loss on disposal of fixed assets in the Company’s consolidated statements of operations and comprehensive income. During fiscal year 2023, the Company disposed of capitalized software with a gross carrying value of $4.6 million and accumulated depreciation of $2.4 million. The loss on disposal of fixed assets was not material in fiscal years 2024 and 2022.

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
 4.    Long-Term Debt
Long-term debt obligations are summarized as follows:

(in thousands)	December 29, 2024	December 31, 2023
First Lien Note	$—	$82,936
Revolving Credit Facility	—	—
Total long-term debt at par value	—	82,936
Less: Current portion of long-term debt	—	(1,502)
Less: Unamortized original issue discount	—	(2,584)
Total long-term debt	$—	$78,850
At December 29, 2024, there was no long-term debt outstanding; therefore, there were no remaining principal payments on the Company’s long-term debt obligations and the weighted average interest rate was 0%. The weighted average interest rate on long-term debt outstanding at December 31, 2023 was 12.6%.
First Lien Note
On February 12, 2014, the Company entered into a First Lien Note (“the Note”) having a maturity date of August 12, 2023, and bearing interest of 5.25% plus the Long Inter-Bank Offered Rate (“LIBOR”), with a LIBOR floor of 1.00%. On August 24, 2022, the Company amended its credit agreement resulting in an extension of the term loan maturity date to February 12, 2026, and modification of the annual interest rate to 7.25% plus the Secured Overnight Financing Rate (“SOFR”), with a SOFR floor of 1.00%. The Company performed a lender-by-lender assessment of the August 24, 2022 amendment and determined that this amendment was a debt modification as the conditions for extinguishment accounting were not met. Upon amendment, the Company had $218.9 million in outstanding debt. In November 2022, the Company made a voluntary prepayment of $68.5 million, the entire remaining principal amount of the Note under the original credit terms. In fiscal years 2024 and 2023, the Company made voluntary principal prepayments on the Note of $82.2 million and $65.0 million, respectively, which, in addition to the scheduled principal payments, resulted in the complete pay down of the Note in fiscal year 2024.
Debt Issuance Costs
In connection with the amendment, the Company incurred $7.5 million of financing costs, which were deferred as a reduction to the carrying value of the long-term debt obligation. The amounts deferred were being amortized over the life of the agreement using the effective interest method. Amortization of debt issuance costs associated with the Note, which is recognized in interest expense in the Company’s consolidated statements of operations and comprehensive income, was $2.9 million, $4.7 million, and $3.8 million for fiscal years 2024, 2023, and 2022, respectively. Included within the amortization for fiscal years 2024 and 2023 was the acceleration of $2.1 million and $2.7 million of amortization in connection with the voluntary prepayments on the Note, respectively.
Asset Based Revolving Credit Facility
The Company’s Asset Based Revolving Credit Facility (“the Credit Facility”) consists of three components: a revolving Line of Credit (the “Line of Credit”), standby letters of credit, and Swingline loans. The availability of credit at any given time is constrained by the terms and conditions of the facility, including the amount of collateral available and a borrowing base formula based on several factors including the value of eligible accounts receivable and inventory. In July 2024, the Company amended its Credit Facility (the “Amendment”) to (i) extend the maturity date to July 1, 2029; (ii) reduce the aggregate amount of revolving commitments from $150.0 million to $125.0 million; (iii) modify the borrowing base formula to permit a higher percentage of inventory to be used in the calculation of availability under the Credit Facility; and (iv) to provide for certain other modifications. Additionally, on June 2, 2023, the Company amended its Credit Facility to modify the interest rate to SOFR plus a 0.1% Credit Spread Adjustment plus 1.50% to 2.00% depending on the average amount borrowed as a percent of its availability. Prior to this June 2, 2023 amendment, the interest rate was LIBOR plus 1.5%.

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
Third-party fees associated with the amendments in fiscal years 2024 and 2023 were not material. Amortization of debt issuance costs associated with the Credit Facility was not material for fiscal years 2024, 2023, and 2022. Borrowing capacity under the Credit Facility was $121.0 million and $74.6 million at December 29, 2024, and December 31, 2023, respectively. The Company had no amounts borrowed under its Credit Facility at December 29, 2024 and December 31, 2023.
Letters of Credit
The Company has entered into letters of credit issued on the Company’s behalf by financial institutions related to the guarantee of future payment on certain lease agreements and self-insurance policies. There were $1.2 million and $0.6 million of outstanding letters of credit at December 29, 2024, and December 31, 2023, respectively.
Covenants
The Note and Credit Facility are subject to certain financial and nonfinancial covenants including a fixed charge ratio covenant which is only measured when the Company’s available line of credit drops below thresholds as set forth in the agreement. Each of the Note and Credit Facility is collateralized by company assets and is guaranteed by certain of the Company’s subsidiaries. Loans under each of these facilities may become immediately due and payable upon certain events of default, including failure to comply with loan covenants, as set forth in the facility agreements. There are no compensating balances required by the lenders.
 5.    Derivatives and Hedging Activities
Risk Management Objective of Using Derivatives
The Company is exposed to certain risks arising from both its business operations and economic conditions. While the Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities, it manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its assets and liabilities and through derivative financial instruments.
Cash Flow Hedge of Interest Rate Risk
The Company’s objective in using an interest rate derivative is to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses an interest rate cap as part of its interest rate risk management strategy. Interest rate caps that are designated as cash flow hedges involve the receipt of variable amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for a premium. During fiscal years 2024 and 2023, the Company used an interest rate cap to hedge the variable cash flows associated with existing variable-rate borrowings under its long-term debt obligations. The Company’s interest rate cap matured on July 31, 2025.
During fiscal year 2022, to correspond with the underlying index of the floating rate Note, the Company amended the floating rate index of the derivative from 1-month USD LIBOR to 1-month USD SOFR. No other economic changes to the terms of the derivative were made.
At inception, in fiscal year 2020, the Company designated all of the $216.8 million notional value of its interest rate cap as a cash flow hedge against the variable-rate interest payments on its floating rate Note. In fiscal years 2023 and 2022, the Company concluded that a portion of the forecasted hedge transaction was no longer probable of occurring, resulting in $145.7 million and $71.1 million of the derivative notional value being de-designated as a cash flow hedge, respectively. In connection with the de-designations, $4.3 million and $4.2 million was recognized to other income, net in the Company’s consolidated statements of operations and comprehensive income in fiscal years 2023 and 2022, respectively. At December 29, 2024 and December 31, 2023, none of the derivative notional value was designated as a cash flow hedge. The derivative continued to serve as an economic hedge against the Company’s interest rate risk. In the forthcoming twelve months, no amounts are expected to reduce AOCI.

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
Non-designated Hedge
Any derivative that is not designated as a hedge is not speculative and is used to manage the Company’s exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements or the Company has not elected to apply hedge accounting.
In fiscal years 2023 and 2022, the Company reduced the notional value of the de-designated derivative by $112.5 million and $21.0 million, respectively, realizing $7.0 million and $1.7 million in cash proceeds, respectively. No other economic changes to the terms of the derivative were made.
The following table summarizes the fair value of the derivative financial instruments as well as their notional value and classification in the Company’s consolidated balance sheets at December 29, 2024 and December 31, 2023.

(in thousands)		Asset Derivative
Derivative Position as of December 29, 2024	Notional Balance	Prepaid and Other Current Assets	Other Assets
Derivatives not designated as hedging instruments
Interest rate products	$83,312	$1,459	$—

		Asset Derivative
Derivative Position as of December 31, 2023	Notional Balance	Prepaid and Other Current Assets	Other Assets
Derivatives not designated as hedging instruments
Interest rate products	$83,312	$2,848	$1,097
The following table summarizes the effect of the cash flow hedges in the Company’s consolidated statements of operations and comprehensive income during fiscal years 2024, 2023, and 2022.

	(Gain) or Loss on Effective Portion Reclassified from AOCI to Earnings
	For fiscal year ended
(in thousands)	Classification	December 29, 2024	December 31, 2023	January 1, 2023
Interest rate products	Interest expense	$(1,147)	$(6,177)	$(1,637)
	Other income, net	$(3,067)	$(4,250)	$(4,244)

	Gain or (Loss) on Effective Portion Recognized in AOCI
	For fiscal year ended
(in thousands)	Classification	December 29, 2024	December 31, 2023	January 1, 2023
Interest rate products	AOCI	$29	$(520)	$10,427
The following table summarizes the effect of the derivative financial instrument that is not designated as hedging instruments in the Company’s consolidated statements of operations and comprehensive income during fiscal years 2024, 2023, and 2022.

	Amount of (Gain) or Loss Recognized in Income on Derivative
	For fiscal year ended
(in thousands)	Classification	December 29 2024	December 31 2023	January 1 2023
Interest rate products	Other income, net	$(858)	$144	$(1,490)

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
 6.    Fair Value Measurements
The following table summarizes, by level within the fair value hierarchy, the financial assets and liabilities that are accounted for at fair value on a recurring basis at December 29, 2024, and December 31, 2023.

(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Markets for Similar Assets (Level 2)	Unobservable inputs for which little or no market data exists (Level 3)	Total
Asset (liability)
Money market funds	$63,440	$—	$—	$63,440
Interest rate cap(1)	—	1,459	—	1,459
Balance at December 29, 2024	$63,440	$1,459	$—	$64,899

Asset (liability)
Money market funds	$88,782	$—	$—	$88,782
Interest rate cap(1)	—	3,945	—	3,945
Balance at December 31, 2023	$88,782	$3,945	$—	$92,727
__________________
(1)As described in Note 5, Derivatives and Hedging Activities, the Company utilizes an interest rate cap as part of its interest rate risk management strategy. The primary input used to estimate the interest rate cap’s Level 2 fair value is the 1-month USD SOFR. This input determines the value of the derivative instrument based upon its likelihood to become an effective hedge over its life as the market interest rates fluctuate.
There were no Level 3-classified assets at either December 29, 2024 or December 31, 2023.
The Company did not record any other-than-temporary impairments on assets required to be measured at fair value on a non-recurring basis during fiscal years 2024, 2023, or 2022.
 7.    Related Party Transactions
Leases
In fiscal years 2024, 2023, and 2022, the Company leased five retail stores from limited liability companies of which Mr. Bob Kaufman, the Company’s founder and a current member of the Board of Directors, maintained ownership. The lease arrangements were entered into between 2017 and 2022 with lease terms ranging from 15 to 20 years with varying number of options for five-year renewals. Total rent expense associated with these related parties was $2.6 million, $2.9 million and $3.0 million for fiscal years 2024, 2023, and 2022, respectively, and was classified in SG&A in the Company’s consolidated statements of operations and comprehensive income. One of these stores closed and relocated in October 2023 and is no longer considered a related party transaction. At December 29, 2024, total lease liabilities associated with the remaining related party leases was $14.3 million.
Management Fees
The Company recognized management fees and expense reimbursement to entities affiliated with Bain Capital in connection with an advisory agreement totaling $2.0 million, $2.3 million, and $2.2 million for fiscal years 2024, 2023, and 2022, respectively. Management fees are classified as SG&A in the Company’s consolidated statements of operations and comprehensive income. The advisory agreement with Bain Capital will terminate upon consummation of the Company’s initial public offering.
Customer Service Fees
The Company recognized fees for the outsourcing of customer service assistance to an entity affiliated with Bain Capital totaling $6.5 million, $5.1 million and $3.7 million for fiscal years 2024, 2023, and 2022, respectively. These fees are classified as SG&A in the Company’s consolidated statements of operations and comprehensive income.

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
Issuance of Common Stock
In August 2022, the Company issued 3,288,330 shares at $0.0001 par value per share in exchange for an additional equity investment made by investment funds affiliated with Bain Capital and certain other current stockholders, including members of management and the Board of Directors, totaling $13.3 million.
 8.    Accrued Expenses and Other Long-Term Liabilities
The following table summarizes the nature of the amounts within accrued expenses on the Company’s consolidated balance sheets:

(in thousands)	December 29, 2024	December 31, 2023
Incentive compensation	$20,977	$19,418
Payroll and related taxes	20,316	19,330
Unredeemed gift cards	7,531	7,893
Product warranties	5,936	5,236
Other	6,376	8,811
Total accrued expenses	$61,136	$60,688
Product Warranties
The following table summarizes the Company’s activity for product warranty obligations:

(in thousands)	December 29, 2024	December 31, 2023
Product warranties beginning balance	$5,926	$5,799
Accruals for warranties issued	18,724	20,227
Settlements (in cash or in-kind)	(18,239)	(22,151)
Change in reserve estimate	372	2,051
Product warranties ending balance	6,783	5,926
Less: Current portion of warranties	(5,936)	(5,236)
Total long-term warranties	$847	$690
 9.    Benefit Plans
401(k) Retirement Savings Plan
The Company maintains a 401(k) Retirement Savings Plan that is open to all employees who have completed one full calendar quarter of service. Employee participants may contribute a percentage of their compensation up to the maximum allowed by the Internal Revenue Code. The Company makes discretionary matching contributions as a percentage of eligible employee participant contributions, which totaled $6.3 million, $6.3 million, and $6.6 million for fiscal years 2024, 2023, and 2022, respectively. Discretionary matching contributions vest over five years of employment.
Benefits Fund for Union Employees
The Company makes contributions to the United Food and Commercial Workers (“UFCW”) Local 888 Health Fund (“Benefits Fund”) for the benefit of union employees at five company operated stores under the terms of a collective bargaining agreement that expired on June 30, 2024. On June 20, 2025, the Company entered into a successor collective bargaining agreement effective July 1, 2024. The terms of the successor collective bargaining agreement are not expected to have a material impact to the Company. The Benefits Fund provides medical, dental, pharmacy, vision, and other ancillary benefits to active employees at these stores. Contributions are derived from the

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
enrollment of active employees only. Payments into the Benefits Fund were $1.2 million, $1.3 million, and $1.3 million for the fiscal years 2024, 2023, and 2022, respectively.
 10.    Leases
The Company recognizes leases in its consolidated balance sheets as a ROU asset and a lease liability. The Company has operating leases for its retail stores, distribution centers, corporate headquarters, and certain equipment under operating and finance leases that expire at various dates through 2037. Some of the leases include options to extend the lease term for up to twenty years. The Company’s leases do not have any residual value guarantees or any restrictions or covenants imposed by leases.
During fiscal year 2024, the Company entered 18 non-cancellable leases for retail stores that had not commenced as of December 29, 2024. The initial terms of these leases are approximately ten years, with options to extend for up to an additional twenty years. Upon lease commencement, the ROU asset and lease liability will be determined and recognized in the Company’s consolidated balance sheets. Lease liabilities at December 29, 2024 exclude undiscounted future lease payments of approximately $164.4 million associated with these leases.
The following table summarizes finance and operating lease assets and liabilities recognized in the Company’s consolidated balance sheets at December 29, 2024, and December 31, 2023:

(in thousands)	Classification	December 29, 2024	December 31, 2023
Assets
Finance leases	Property and equipment, net	$29,557	$27,247
Operating leases	Operating lease right-of-use assets	533,690	490,403
Total lease assets		$563,247	$517,650

Liabilities
Current
Finance leases	Finance lease liabilities, current portion	$9,926	$8,646
Operating leases	Operating lease liabilities, current portion	88,891	77,655
Noncurrent
Finance leases	Finance lease liabilities, noncurrent portion	30,211	28,714
Operating leases	Operating lease liabilities, noncurrent portion	562,069	517,883
Total lease liabilities		$691,097	$632,898
The following table summarizes lease expense recognized in the Company’s consolidated statements of operations and comprehensive income for fiscal years 2024, 2023, and 2022:

	Fiscal Year Ended
(in thousands)	December 29, 2024	December 31, 2023	January 1, 2023
Operating lease cost
Fixed	$126,656	$117,636	$114,556
Variable	91	638	519
Finance lease cost
Amortization of assets	9,422	8,581	7,788
Interest on lease liabilities	2,556	2,832	3,003
Short-term lease cost	444	440	473
Total lease expense	$139,169	$130,127	$126,339

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
Supplemental cash flow information related to leases is as follows:

	Fiscal Year Ended
(in thousands)	December 29, 2024	December 31, 2023	January 1, 2023
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$135,012	$127,173	$121,200
Operating cash flows from finance leases	2,556	2,809	3,003
Financing cash flows from finance leases	8,955	8,282	7,188
Right-of-use assets obtained in exchange for lease obligations
Finance leases	11,467	56	9,716
Operating leases	109,771	53,045	48,749
The weighted average remaining lease term and weighted average discount rate for finance and operating leases at December 29, 2024, and December 31, 2023, were:

	December 29, 2024	December 31, 2023
Weighted average remaining lease term (in years)
Finance leases	4.2	3.8
Operating leases	6.9	7.0
Weighted average discount rate
Finance leases	5.8%	6.6%
Operating leases	9.0%	9.6%
The following table summarizes the undiscounted future minimum lease payments (displayed by year and in the aggregate) under non-cancellable leases with terms of more than one year that are recognized in the Company’s consolidated balance sheet at December 29, 2024:

	Operating Leases		Total Operating Leases	Finance Leases
(in thousands)	Related Party Leases	Other Leases
2025	$2,620	$140,924	$143,544	$12,135
2026	2,620	135,734	138,354	12,294
2027	2,627	127,176	129,803	6,689
2028	2,678	117,216	119,894	3,613
2029	2,119	98,710	100,829	2,631
Thereafter	7,342	242,021	249,363	8,066
Total undiscounted future minimum	$20,006	$861,781	$881,787	$45,428
Less: Amount representing interest			230,827	5,291
Total present value of lease obligations			$650,960	$40,137
 11.    Commitments and Contingencies
Contingencies
The Company is a defendant in lawsuits arising in the ordinary course of business. Such matters are subject to many uncertainties and the outcomes of individual litigated matters are not predictable with assurance. While the Company is unable to predict the outcome, based on information currently available, the Company does not believe that resolution of any of these matters, individually or in aggregate, will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
Government Grants
In conjunction with the construction of its corporate headquarters, the Company negotiated an agreement with the State of Connecticut Department of Economic and Community Development (“DECD”) that provides for various government grants and subsidies. These grants and subsidies are contingent on the Company making certain minimum investments in Connecticut including $50.0 million in total construction costs, including costs incurred by the developer of the headquarters building, and achieving and maintaining certain headcount requirements within the State of Connecticut within a timeframe set forth in the grant agreement. The Company has met the requirement to invest $50.0 million in Connecticut and expects to meet the minimum headcount requirements during the allotted timeframe. The grants and subsidies were spent on the buildout of the corporate headquarters and on further buildout and enhancement of its existing Connecticut distribution center. The subsidies, which total approximately $20.7 million, include the following:
DECD Direct Assistance/Loan Forgiveness Program
Under an agreement dated December 14, 2016, as amended on February 28, 2023, the DECD provided a $1.7 million grant for employee training that has been received and completed. The DECD also provided a direct forgivable loan of $7.0 million which bears interest at an annual rate of 2%. Monthly interest-only payments commenced at the time the loan was granted with principal payments deferred until January 1, 2028. The final payment of principal and interest is due on September 1, 2029, if not sooner paid or forgiven. The funds were specifically designated for use in the purchase of leasehold improvements, machinery and equipment, and furniture and fixtures. The Company will be eligible for loan forgiveness based on maintaining the 326 full-time jobs that existed within Connecticut as of the date the original agreement was signed and creating and maintaining for a twenty-four-month period ending on or prior to October 31, 2027 an average of 125 additional full-time jobs in Connecticut with an average salary of at least $80,000. As the Company believes it will meet all requirements for loan forgiveness, the proceeds from the loan offset the carrying cost of the $7.9 million of tenant improvements on the Company’s consolidated balance sheets.
Sales & Use Tax Exemption
The State of Connecticut provided an exemption to relieve the Company from the State’s 6.35% sales tax on qualifying capital equipment or construction materials. The Company received this benefit in the form of reduced prices from vendors that exclude normal Connecticut sales & use tax. The benefit is thereby reflected as a reduction in the related fixed asset costs.
Urban and Industrial Sites Reinvestment Act (“URA”) Tax Credits
The State of Connecticut is also providing the Company with up to $11.0 million of income tax credits under its URA program (the “Tax Credits”). The program allows for a dollar-for-dollar corporate tax credit for eligible projects with a minimum investment of $5.0 million in targeted investment or urban distressed areas and $50.0 million in all areas of the State, which the Company has met. Beginning in 2017, the credits can be used over ten years according to the following schedule: Years 2017-2019: 0%; Years 2020-2023: 10%; 2024-2026: 20%. The credits can be sold or transferred to another taxpayer. Given its projected state tax liabilities over the next ten years, the Company may sell or transfer the credits to third parties to realize the associated economic benefit. The credits are recognized as a reduction in Connecticut state income tax expense if the Company intends to utilize the credit as a reduction to state income tax or as other income if the Company elects to sell or transfer the credits to third parties. The Company sold $0.2 million and $3.3 million in credits to a third party in fiscal years 2023 and 2022, respectively, realizing $0.2 million and $2.9 million in fiscal years 2023 and 2022, respectively, which was included in other income, net in the Company’s consolidated statements of operations and comprehensive income. The Company did not sell any credits to third parties in fiscal year 2024.
Generally, the subsidies require the following: that the expenditures are made; that the appropriate paperwork is submitted to the granting agency; that the corporate headquarters is maintained in Connecticut for a period of time; and certain levels of job creation and employment are achieved. The Company believes that it is reasonably assured of achieving each of the requirements.

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
The Company will assess the likelihood of the conditions attached to the various subsidies, to the extent they exist, each reporting period. If at any time after receiving the $7.0 million forgivable loan, the Company determines that it is no longer probable it will meet the conditions outlined in the DECD agreement, the change will be accounted for as a change in estimate.
The Company provided separate guarantees to each of the two departments of the State of Connecticut. The first guarantee relates to the obligation to repay a grant if it fails to meet the criteria described above. The second guarantee relates to the obligation to repay sales and use tax exemptions if the Company fails to meet those criteria. On December 29, 2024, and December 31, 2023, there was no potential amount of repayment for these guarantees because the Company was in compliance with all requirements of the grants.
 12.    Stockholders’ Equity
Dividends
In accordance with the Amended and Restated Bylaws of BDF Holding Corp. dated February 11, 2014, dividends may be approved and distributed to stockholders at the discretion of the Board of Directors. Any dividends shall be paid to the stockholders in proportion to their number of shares. Upon a capital event (defined as a direct or indirect sale of all or substantially all of the assets of the Company), the net proceeds of the capital event shall be distributed to stockholders in proportion to their shares, with preferred shares getting first priority and common shares getting second priority of net proceeds.
Stock Repurchase Program
The Company’s 2014 Stock Option Plan allows the Company the option, but not the obligation, to repurchase outstanding shares held by participants who are no longer employed by or providing services to the Company. The repurchase option provides for the repurchase at current fair value and will terminate in the event of an Initial Public Offering. Repurchases of stock from former employees are recorded as treasury stock in the Company’s consolidated statements of changes in stockholders’ equity. At December 29, 2024, there were 108,291 shares available for repurchase.
 13.    Net Income Per Share
Basic and diluted net income per share were as follows:

	Fiscal Year Ended
(in thousands, except share and per share amounts)	December 29, 2024	December 31, 2023	January 1, 2023
Net income	$87,933	$78,099	$27,648

Weighted-Average Shares Outstanding
Weighted-average number of shares outstanding	172,215,828	170,157,035	167,643,028
Dilutive effect of stock options	4,270,390	7,629,325	6,991,559
Diluted weighted-average number of shares outstanding	176,486,218	177,786,360	174,634,587

Net Income Per Share
Basic net income per share	$0.51	$0.46	$0.16
Diluted net income per share	$0.50	$0.44	$0.16
In the fiscal years 2024, 2023, and 2022, 2,547,617, 2,743,539 and 6,832,372 stock-based awards, respectively, were excluded from the diluted net income per share calculation because their inclusion would have been anti-dilutive.

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
 14.    Revenue and Segment Information
The following table details revenue by source and significant segment expenses for the Company’s one reportable segment:

	Fiscal Year Ended
(in thousands)	December 29, 2024	December 31, 2023	January 1, 2023
Retail	$1,741,888	$1,737,033	$1,828,437
eCommerce	286,255	271,049	277,071
Net revenues	2,028,143	2,008,082	2,105,508
Less: Significant and other segment expenses
Cost of sales(1)	1,065,918	1,060,518	1,240,414
Depreciation and amortization	65,194	62,876	60,707
Store and corporate expenses	629,385	622,745	634,768
Advertising expenses	128,693	121,945	103,835
Pre-opening expenses(2)	9,708	3,424	6,775
Other segment items(3)	11,511	18,755	9,053
Interest expense	10,538	19,872	24,343
Interest income	(2,450)	(1,006)	(638)
Other income, net	(3,778)	(3,665)	(8,488)
Income tax expense	25,491	24,519	7,091
Net income	$87,933	$78,099	$27,648
______________
(1)Cost of sales excludes depreciation and amortization of $13.8 million, $12.8 million, and $11.7 million for fiscal years 2024, 2023, and 2022, respectively.
(2) Pre-opening expenses exclude advertising expenses of $5.6 million, $1.2 million, and $2.8 million for fiscal years 2024, 2023, and 2022, respectively.
(3)Other segment items include loss on disposal of fixed assets, impairment of long-lived assets, restructuring charges, stock-based compensation expense, and other items.
Contract Liabilities
The Company defers revenue when cash payments are received in advance of performance for unsatisfied gift cards and customer deposit obligations. Gift card liabilities included in accrued expenses in the Company’s consolidated balance sheets were $7.5 million and $7.9 million on December 29, 2024, and December 31, 2023, respectively. Customer deposit liabilities were $66.6 million and $62.4 million on December 29, 2024, and December 31, 2023, respectively. We expect that substantially all of the contract liabilities as of December 29, 2024 will be recognized within the next year as the performance obligations are satisfied.
The Company recognizes gift card and customer deposit breakage proportional to historical gift card and customer deposit redemption rates. Gift card and customer deposit breakage recognized as revenue for fiscal years 2024, 2023, and 2022 were $1.4 million, $1.3 million, and $2.0 million, respectively.
 15.    Stock-based Compensation
Management Incentive Plan
The Company’s Management Incentive Plan (the “Plan”) is a service-based plan that provides for awards of stock options which can be exercised into common shares of the Company. The Plan has a limitation of 22,075,000 shares authorized, which are issued out of common stock when exercised. The options expire ten years after the grant date and vest over either four or five years or upon a change of control transaction. The Plan requires that common shares held upon exercise of stock options be held for a minimum of six months plus one day post

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
purchase, and allows the Company the option, but not the obligation, to repurchase the outstanding shares at fair value for a period of 180 days beginning after the minimum holding period.
Stock Compensation Expense
For fiscal years 2024, 2023, and 2022, the Company recognized share-based compensation expense of $3.6 million, $3.9 million, and $3.4 million, respectively. The tax benefit for stock compensation recognized during fiscal years 2024, 2023, and 2022 was $1.0 million, $1.1 million, and $0.8 million, respectively. On December 29, 2024, the total unrecognized compensation cost related to non-vested service-based stock awards granted under the Plan was $8.2 million, which will be recognized over a weighted average period of 2.6 years.
Stock Options Outstanding
The following table summarizes the stock option activity under the Management Incentive Plan for fiscal year 2024:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2023	17,333,166	3.05
Granted	1,347,543	5.86
Forfeited or expired	(653,400)	4.35
Exercised	(4,676,468)	1.53
Outstanding at December 29, 2024	13,350,841	3.80	5.7	$29,979
Exercisable at December 29, 2024	8,993,435	3.39	4.7	$23,718
Options expected to vest at December 29, 2024	4,357,406	4.64	7.8	$6,261

The aggregate intrinsic value of stock options vested during fiscal years 2024, 2023, and 2022 was $3.9 million, $4.4 million and $1.0 million, respectively. The aggregate intrinsic value of the options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those options that had exercise prices lower than the fair value of the Company’s common stock. The tax benefit for stock option exercises recognized during fiscal years 2024, 2023, and 2022 was $5.4 million, $4.4 million, and $0.3 million, respectively.
Fair Value
The following table summarizes the assumptions that were used in determining the grant date fair value of each award granted:

	December 29, 2024	December 31, 2023	January 1, 2023
Weighted-average grant date fair value per share of underlying common stock	$2.66	$2.77	$1.70
Risk-free interest rate	3.69% - 4.28%	3.39% - 4.26%	1.65% - 3.39%
Expected stock price volatility	45.00% - 50.00%	50.00% - 60.00%	45.00% - 65.00%
Average expected life (in years)	4.8 - 6.5	3.9 - 4.8	3.7 - 4.3
Dividend yield	—%	—%	—%

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
 16.    Income Taxes
The following table summarizes the provision for income taxes:

	For fiscal year ended
(in thousands)	December 29, 2024	December 31, 2023	January 1, 2023
Income before taxes
US	$113,424	$102,618	$34,739

Current income tax expense
US federal	20,775	18,539	509
US state and local	7,849	8,324	3,461
Total current income tax expense	28,624	26,863	3,970
Deferred income tax expense (benefit)
US federal	(1,557)	(1,610)	3,588
US state and local	(1,576)	(734)	(467)
Total deferred income tax (benefit) expense	(3,133)	(2,344)	3,121
Total income tax expense	$25,491	$24,519	$7,091
The following table reconciles the effective income tax rate to the federal statutory income tax rate:

	For fiscal year ended
(in thousands, except percentages)	December 29, 2024		December 31, 2023		January 1, 2023
US federal statutory income tax rate	$23,819	21.0%	$21,550	21.0%	$7,295	21.0%
Tax credits
Work opportunity tax credit	(227)	(0.2)%	(656)	(0.6)%	(937)	(2.7)%
Other	(3)	—%	69	0.1%	(8)	—%
Non taxable and nondeductible items
Excess tax benefits on share-based payments	(3,522)	(3.1)%	(2,710)	(2.7)%	(172)	(0.5)%
Other	193	0.2%	190	0.2%	128	0.4%
Changes in valuation allowances	—	—%	—	—%	(1,741)	(5.0)%
Changes in prior year unrecognized tax benefits	—	—%	—	—%	(37)	(0.1)%
Other reconciling items	521	0.4%	203	0.2%	184	0.5%
State income taxes, net of federal effect	4,710	4.2%	5,873	5.7%	2,379	6.8%
Income tax expense and corresponding effective tax rate	$25,491	22.5%	$24,519	23.9%	$7,091	20.4%
In fiscal year 2024, state and local income taxes in California, Pennsylvania, New Jersey, New York and New York City comprised the majority of the state and local income taxes, net of federal effect. In fiscal year 2023, state and local income taxes in New Jersey, New York and California comprised the majority of the state and local income taxes, net of federal effect. In fiscal year 2022, state and local income taxes in New York and Connecticut comprised the majority of the state and local income taxes, net of federal effect.

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
The following table summarizes income taxes paid, net of refunds received:

	For fiscal year ended
(in thousands)	December 29, 2024	December 31, 2023	January 1, 2023
US federal	$8,000	$16,605	$(153)
US state and local
Arizona	*	*	33
California	*	*	38
Indiana	*	*	35
Kentucky	*	*	34
Maryland	*	*	(110)
Michigan	*	*	80
New Hampshire	*	*	65
New York	*	2,492	*
New York City	*	*	(47)
New Jersey	*	1,626	*
Pennsylvania	*	*	90
Philadelphia, PA	*	*	53
Other	3,751	6,403	346
Total US state and local	3,751	10,521	617
Total income taxes paid, net of refunds received	$11,751	$27,126	$464
__________________
*The amount of income taxes paid during the year does not meet the 5% disaggregation threshold.

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
The following table summarizes the Company’s deferred income taxes on December 29, 2024, and December 31, 2023:

(in thousands)	December 29, 2024	December 31, 2023
Deferred tax assets
Net operating losses	$199	$558
Tax credits	1,827	2,507
Deferred revenue	2,392	3,031
Employee benefits	7,623	7,170
Reserves	3,920	3,906
Inventory	2,713	2,609
Stock options	3,987	3,821
State bonus depreciation	7,296	7,098
Lease liability	182,540	170,752
Operating lease	8,501	—
Capitalized research and development	11,094	—
Inventory capitalization	786	601
Accrued interest	169	32
Transaction costs	225	1,228
Total deferred tax assets	233,272	203,313
Deferred tax liabilities
Operating lease	—	(3,419)
Prepaid insurance	(555)	(350)
Fixed assets	(59,346)	(39,316)
Intangible assets	(44,932)	(44,482)
Goodwill	(10,976)	(10,537)
Customer deposits	(2,032)	(1,803)
Right-of-use assets	(149,554)	(140,506)
Unrealized gains or losses	(607)	(375)
Interest rate products	—	(1,176)
Total deferred tax liabilities	(268,002)	(241,964)
Valuation allowance	(198)	(585)
Total deferred tax assets (liabilities)	$(34,928)	$(39,236)
For fiscal years 2024, 2023, and 2022, the Company recorded no unrecognized tax benefits. The total amount of interest and penalties recognized in the consolidated statements of operations and comprehensive income for fiscal years 2024, 2023, and 2022 was not material.
U.S. federal and certain state income tax returns remain open for periods from 2019 forward.
On December 29, 2024, the Company had state net operating loss carryforwards of $2.6 million which will begin to expire in 2031. The Company also had state tax credit carryforwards of $2.3 million that will begin to expire in 2026. Of this amount, a valuation allowance of $0.3 million was recorded related to certain state tax credits that the Company anticipates will expire unutilized.
 17.    Restructuring
During fiscal year 2023, the Company recognized restructuring costs totaling $1.8 million for restructuring actions that were initiated in January 2023. These 2023 actions related primarily to workforce reductions at the

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
corporate headquarters and were recognized in restructuring charges in the Company’s consolidated statements of operations and comprehensive income. All actions initiated in fiscal year 2023 were completed, and the Company does not expect any costs attributable to these actions in subsequent fiscal years. At December 31, 2023, the Company had $0.2 million accrued on the Company’s consolidated balance sheets related to these actions, all of which was paid in fiscal year 2024. No significant restructuring actions were initiated in fiscal year 2024 or 2022.
 18.    Condensed Financial Information of Registrant (Parent Company Only)
BDF Holding Corp.
(Parent Company Only)
Condensed Balance Sheets

(in thousands, except share amounts)	December 29, 2024	December 31, 2023
Assets
Investment in subsidiary	$454,881	$380,520
Prepaid and other current assets	9,349	8,745
Total assets	$464,230	$389,265
Stockholders' Equity
Common stock, $0.0001 par value, 300,000,000 shares authorized; 185,848,107 shares issued and 172,021,794 outstanding at December 29, 2024; 181,171,388 shares issued and 170,928,831 outstanding at December 31, 2023	$18	$18
Additional paid-in capital	225,879	215,091
Treasury stock shares, at cost, 13,826,313 and 10,242,557 shares at December 29, 2024 and December 31, 2023, respectively	(63,351)	(42,633)
Accumulated other comprehensive income	—	3,038
Retained earnings	301,684	213,751
Total stockholders' equity	$464,230	$389,265
BDF Holding Corp.
(Parent Company Only)
Consolidated Statements of Operations and Comprehensive Income

	Fiscal Year Ended
(in thousands, except per share amounts)	December 29, 2024	December 31, 2023	January 1, 2023
Equity in net income of subsidiaries	$87,933	$78,099	$27,648
Net income	$87,933	$78,099	$27,648
Basic net income per share	$0.51	$0.46	$0.16
Diluted net income per share	$0.50	$0.44	$0.16
A statement of cash flows has not been presented as BDF Holding Corp. did not have any cash as of, or for the years ended December 29, 2024, December 31, 2023, and January 1, 2023.
Basis of Presentation
These condensed parent company-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets (as defined in Rule 4-08(e)(3) of Regulation S-X) of the subsidiaries of BDF Holding Corp. exceed 25% of the consolidated net assets of the Company. The ability of BDF Holding Corp.’s operating subsidiaries to pay dividends may be restricted due to the terms of the Credit Facility, as defined in Note 4. For example, the covenants of the Eighth Amendment to the Revolving Credit Agreement restrict

BDF Holding Corp.
Notes To Consolidated Financial Statements
For the Fiscal Years Ended December 29, 2024, December 31, 2023 and January 1, 2023
the payment of dividends to, among certain exceptions i) the greater of $15 million or 30% of Consolidated EBITDA as defined in the agreement and ii) following this offering, a basket for 6% per annum of the net cash proceeds received from such qualified IPO that are contributed to the borrower in cash. At December 29, 2024, the amount of net income free of such restrictions and available for payment by BDF Holding Corp. as dividends was $61.3 million, and the total amount of restricted net assets of consolidated subsidiaries of BDF Holding Corp. was $402.9 million.
These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method.
 19.    Subsequent Events
The Company has evaluated subsequent events through September 19, 2025, which is the date the financial statements were available to be issued. Other than below, no material subsequent events were identified that require disclosure.
In early 2025, the U.S. Government began imposing significant new or increased tariffs on goods imported into the U.S. from numerous countries from which the Company sources merchandise. While some trade deals have been reached, trade negotiations are ongoing, and overall, the global trade environment remains fluid and highly uncertain. The Company will continue to evaluate the impact of tariffs on our financial statements and make appropriate sourcing and pricing decisions to minimize the impact of these tariffs on our financial condition and results of operations.
On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into U.S. law, which contains broad tax reform language impacting businesses that apply beginning in 2025. While the Company continues to evaluate the legislation, we do not expect that the OBBBA will have a material impact on our financial condition, results of operations, and on our related cash flows.

          Shares
BDF Holding Corp.
Common Stock
Prospectus

J.P. Morgan	Morgan Stanley
RBC Capital Markets	UBS Investment Bank
,
Through and including                            ,         (25 days after the commencement of this offering), all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Part II
Information Not Required in Prospectus
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth the costs and expenses, other than underwriting discounts payable by the Registrant in connection with the sale of the shares of our common stock being registered hereby. Except as otherwise noted, the Registrant will pay all of the costs and expenses set forth in the following table. All amounts shown below are estimates except for the SEC registration fee, the FINRA filing fee and the stock exchange listing fee.

Item	Amount to be paid
SEC registration fee	$ *
FINRA filing fee	*
Stock exchange listing fee	*
Blue sky fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses	*
Total	$ *
__________________
*To be completed by amendment.
Item 14. Indemnification of Directors and Officers
Section 145(a) of the DGCL grants each corporation organized thereunder the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.
Section 145(b) of the DGCL grants each corporation organized thereunder the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL.
The underwriting agreement will provide that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers, and controlling persons against certain liabilities, including liabilities under the Securities Act. Please see the form of underwriting agreement filed as Exhibit 1.1 hereto.
Our second amended and restated bylaws will indemnify the directors and officers to the full extent of the DGCL and also allow the Board of Directors to indemnify all other employees. Such right of indemnification is not exclusive of any right to which such officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors. Section 145(f) of the DGCL further provides that a right to indemnification or to advancement of expenses arising under a provision of the bylaws shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission which is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.
We have in effect insurance policies for general officers’ and directors’ liability insurance covering all of our officers and directors. In addition, upon the closing of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. These indemnification agreements will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.
Item 15. Recent Sales of Unregistered Securities
In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act. No underwriters were involved in any of the following transactions and no commissions were paid in connection with the sale of any such securities.
Since September 19, 2022, we granted stock options to purchase an aggregate of 3,824,352 shares of common stock upon the exercise of options under our 2014 Stock Option Plan (the “2014 Plan”) with a weighted-average per share exercise price of $5.42, and issued 4,944,725 shares of our common stock upon exercise of stock options under the 2014 Plan.
Item 16. Exhibits and Financial Statement Schedules
(a)Exhibits
See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.
(b)Financial statement schedules
Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the audited consolidated financial statements or the notes thereto.

Item 17. Undertakings
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(A)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(B)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit number	Description of exhibit
1.1*	Form of Underwriting Agreement
3.1*	Form of Second Amended and Restated Certificate of Incorporation of BDF Holding Corp. (to be effective upon the closing of this offering)
3.2*	Form of Second Amended and Restated Bylaws of BDF Holding Corp. (to be effective upon the closing of this offering)
4.1*	Form of Common Stock Certificate
4.2*	Form of Amended and Restated Stockholders Agreement
4.3*	Form of Registration Rights Agreement
5.1*	Opinion of Ropes & Gray LLP
10.1*+	Form of Indemnification Agreement between BDF Holding Corp. and each of its directors and executive officers
21.1*	List of Subsidiaries
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page)
107*	Filing fee table
_________________
*To be filed by amendment.
+Indicates management contract or compensatory plan.

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of on                              , .

BDF HOLDING CORP.

By:
Name:	William G. Barton
Title:	President & Chief Executive Officer
Power of Attorney
The undersigned directors and officers of BDF Holding Corp. hereby appoint each of and as attorney-in-fact for the undersigned, with full power of substitution for, and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer, President and Director (Principal Executive Officer)	,
William G. Barton

	Chief Financial Officer, Executive Vice President and Treasurer (Principal Financial and Principal Accounting Officer)	,
Carl Lukach

	Executive Chairman	,
Edmond J. English

	Director	,
Mir Aamir

	Director	,
Joshua Bekenstein

	Director	,
Barbara Carbone

	Director	,
Jennifer Davis

	Director	,
Soyoung Kang

	Director	,
Robert Kaufman

	Director	,
John Kilgallon

	Director	,
Phil Loughlin

	Director	,
Scott Williams